SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. ____)*

VANTIV, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

92210H105

(CUSIP Number)

Fifth Third Bancorp, 38 Fountain Square Plaza, Cincinnati, Ohio 45263

Tel No.: (800) 972-3030

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Rule 13d-101

SCHEDULE 13D

CUSIP No. 92210H105	Page 2

1.	NAME OF REPORTING PERSON Fifth Third Bancorp 31-0854434
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 83,919,136 (See Item 5.)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 83,919,136 (See Item 5.)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,919,136 (See Item 5.)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13 .	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (See Item 5.)
14.	TYPE OF REPORTING PERSON (See Instructions) HC

Rule 13d-101

SCHEDULE 13D

CUSIP No. 92210H105	Page 3

1.	NAME OF REPORTING PERSON Fifth Third Bank 31-0676865
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 83,919,136 (See Item 5.)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 83,919,136 (See Item 5.)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,919,136 (See Item 5.)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (See Item 5.)
14.	TYPE OF REPORTING PERSON (See Instructions) BK

Rule 13d-101

SCHEDULE 13D

CUSIP No. 92210H105	Page 4

1.	NAME OF REPORTING PERSON FTPS Partners, LLC 26-4371185
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,679,034 (See Item 5.)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,679,034 (See Item 5.)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,679,034 (See Item 5.)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (See Item 5.)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	SECURITY AND ISSUER.

This Statement on Schedule 13D (the “Statement”) relates to the Class A common stock, $0.00001 par value per share, of Vantiv, Inc. (“Vantiv” or the “Company”), a corporation organized under Delaware law. The Company’s principal executive offices are located at 8500 Governor’s Hill Drive, Symmes Township, Ohio 45249.

Item 2.	IDENTITY AND BACKGROUND.

This Statement is being filed by (i) Fifth Third Bancorp, an Ohio corporation (“Bancorp”), (ii) Fifth Third Bank, an Ohio banking corporation (“FTB”), and (iii) FTPS Partners, LLC, a Delaware limited liability company (“FTPS”, and together with Bancorp, and FTB the “Reporting Persons”). The address of each Reporting Person’s principal place of business and principal office is c/o Fifth Third Bancorp, 38 Fountain Square Plaza, Cincinnati, Ohio 45263. Bancorp is a bank holding company, as defined by the Bank Holding Company Act of 1956, as amended, and is a diversified financial services company. FTB is an indirect, wholly owned banking subsidiary of Bancorp. Bancorp and FTB constitute a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). FTPS is a wholly owned subsidiary of FTB and may be deemed to be a member of a “group” with Bancorp and FTB within the meaning of Section 13(d)(3) of the Act.

Each of the executive officers and directors of the Reporting Persons is a citizen of the United States. For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of each of the Reporting Persons, reference is made to Exhibit A attached hereto and incorporated by reference herein.

On November 22, 2011, Bancorp entered into a settlement with the Securities and Exchange Commission in connection with an alleged violation of Section 13(a) of the Act and Regulation FD promulgated thereunder arising out of the timing and public dissemination of the notices by which Bancorp redeemed certain trust preferred securities in May 2011. Under the terms of the settlement, Bancorp neither admitted nor denied such allegations and agreed to cease and desist from committing any violations and any future violations of Section 13(a) of the Act and Regulation FD.

Except as described above, none of the Reporting Persons, nor, to the best of their knowledge, any person listed on Exhibit A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Prior to June 30, 2009, Vantiv Holding, LLC (“Holding”) was operated as a wholly owned business unit of FTB. On June 30, 2009, certain funds managed by Advent International Corporation (the “Advent Stockholders”) acquired a 50.93% interest in Holding, held in the form of 50,930,455 Class A units of Holding. The Advent Stockholders invested in Holding through Vantiv, then known as Advent-Kong Blocker Corp., which was owned and controlled by the Advent Stockholders. Following the June 30, 2009 transaction, Bancorp, through FTB and FTPS, continued to hold 48.93% of the equity interests in Holding in the form of 48,933,182 Class B units of Holding. FTB also held a Warrant (the “Warrant”) to purchase 11,594,203 Class C non-voting units of Holding.

The Reporting Persons beneficially own shares of Class A common stock of Vantiv as a result of entering into the reorganization transactions described in Item 4 on March 21, 2012. The Reporting Persons did not use any funds to enter into the reorganization transactions.

Item 4.	PURPOSE OF TRANSACTION.

In connection with the initial public offering of Class A common stock of Vantiv, which traded on March 21, 2012 and was consummated on March 27, 2012 (the “IPO”), Vantiv, Holding, FTB, FTPS and the existing stockholders of Vantiv entered into certain reorganization transactions that included, among other things, (i) amending and restating the limited liability company agreement of Holding to effect a 1.7576 for 1 split of the Class A units and Class B units of Holding; (ii) amending and restating Vantiv’s certificate of incorporation to reclassify its existing common stock into Class A common stock and to authorize Class B common stock; and (iii) entering into an Exchange Agreement among Vantiv, Holding, FTB and FTPS (as amended from time to time, the “Exchange Agreement”).

Vantiv issued and sold 31,498,064 shares of Class A common stock in the IPO. Vantiv used a portion of the proceeds to purchase 2,086,064 Class B units of Holding from FTPS, which thereupon were converted to Class A units of Holding held by Vantiv, while an equal number of shares of Class B common stock of Vantiv held by FTPS were automatically cancelled. Vantiv contributed the remaining proceeds of the IPO to Holding in exchange for 29,412,000 newly issued Class A units of Holding.

Following the completion of the reorganization transactions and the IPO, FTB holds 78,240,102 Class B units of Holding and a Warrant exercisable for 20,378,027 Class C non-voting units of Holding, and FTPS holds 5,679,034 Class B units of Holding. FTB and FTPS also hold 78,240,102 and 5,679,034 shares of Class B common stock of Vantiv, respectively. Pursuant to the Exchange Agreement, FTB and FTPS have the right (the “Exchange Right”) to exchange Class B units (currently equal to 39.3% of all outstanding units of Holding) and Class C non-voting units (none of which currently are outstanding) of Holding that they hold at any time for shares of Class A common stock of Vantiv on a one-for-one basis or, at the option of Vantiv, for cash equal to the value of the Class A common stock they would otherwise have received, so long as FTB, FTPS and their affiliates (together, the “Fifth Third Investors”) will not, as a result of exercising such right, hold more than 18.5% of the total value and voting power of the Class A common stock, the Class B common stock and other capital stock of Vantiv (not including, for the avoidance of doubt, any ownership interest in units of Holding) (the “18.5% Limit”). Upon exercise of the Exchange Right, any Class B units or Class C non-voting units of Holding exchanged automatically will be converted to Class A units of Holding held by Vantiv. Upon exchange of any Class B units, an equal number of shares of Class B common stock automatically will be cancelled. The Exchange Agreement contains customary antidilution provisions in order to maintain the one-for-one exchange ratio between Class B units of Holding and Class A common stock of Vantiv.

There is no limit on sequential exchanges under the Exchange Agreement so long as the units being exchanged represent more than 2% of the aggregate outstanding units of Holding and the 18.5% Limit is not exceeded at any one time. If units being exchanged represent less than 2% of the aggregate outstanding units of Holding, in addition to the 18.5% Limit, the Exchange Right only may be exercised once per calendar quarter and only upon 60 days prior notice. The foregoing limitations will not apply to any exchange by FTB and FTPS of their Class B units or Class C non-voting units in the case of a change of control or Rule 13e-3 transaction, each as defined in the Exchange Agreement.

Additionally, under the Exchange Agreement, Vantiv and Holding are prohibited from taking any action without the prior written consent of FTB, and the Fifth Third Investors are prohibited from taking any action without the prior written consent of Vantiv, that would cause the Fifth Third Investors to exceed the 18.5% Limit, other than in connection with a stockholder vote with respect to a change of control.

The Class B common stock has only voting rights and no economic rights. The Class B common stock is not registered under Section 12 of the Act. FTB and FTPS together hold all of the issued and outstanding Class B common stock.

The shares of Class B common stock of Vantiv entitle the Fifth Third Investors collectively to up to 18.5% of the aggregate voting power of Vantiv’s outstanding common stock determined on a formulaic basis (and reduced by any Class A common stock that the Fifth Third Investors may hold so that the 18.5% Limit is not exceeded), except in connection with a stockholder vote with respect to a change of control, in which event the Fifth Third Investors will have the right to that full number of votes equal to the number of shares of Class A common stock and Class B common stock they own. To the extent that the Fifth Third Investors otherwise hold Class A common stock and Class B common stock entitled to less than 18.5% of the voting power of the outstanding common stock, then the Fifth Third Investors will be entitled only to such lesser voting power.

The Class A common stock and Class B common stock vote together as a single class in all matters, except that the Fifth Third Investors are entitled to elect a number of Vantiv’s directors (the “Class B Directors”) equal to the percentage of the voting power of all of Vantiv’s outstanding common stock represented by the Class B common stock held by the Fifth Third Investors but not exceeding 18.5% of the board of directors, which is currently two directors.

In light of the Exchange Right, Bancorp and FTB beneficially own 18.5% of the Class A common stock of Vantiv, and FTPS beneficially owns 4.2% of the Class A common stock of Vantiv for purposes of Section 13(d) of the Act. If there were no 18.5% Limit, and if all Class B units of Holding held by the Reporting Persons were exchanged for Class A common stock of Vantiv, the Reporting Persons would hold 39.3% of the Class A common stock. However, as a result of the 18.5% Limit, Bancorp, FTB and FTPS together beneficially own only 18.5% of the Class A common stock of Vantiv.

The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may, from time to time, following the expiration of the 180-day lock-up agreements entered into with the underwriters in connection with the IPO and effective as of March 21, 2012, (i) exercise the Exchange Right and (ii) dispose of all or part of any shares of Class A common stock received upon exercise of the Exchange Right. If the Reporting Persons do from time to time exercise the Exchange Right with respect to the Class B units of Holding, an equal number of shares of Class B common stock automatically will be cancelled, and thus the number of directors that the Fifth Third Investors are entitled to elect could decrease. In addition, the Fifth Third Investors have the right to, and may from time to time, exercise the consent rights with respect to Vantiv and Holding that are described in Item 6.

FTB and FTPS, along with certain other shareholders of Vantiv, have registration rights with respect to the Class A common stock, as described in Item 6.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) None of the Reporting Persons currently owns any issued and outstanding shares of Class A common stock of Vantiv. As a result of the Reporting Persons’ ownership of Class B units of Holding and the Warrant and the Reporting Persons’ Exchange Right, Bancorp and FTB beneficially own 18.5% of the Class A common stock of Vantiv, and FTPS beneficially owns 4.2% of the Class A common stock of Vantiv. If there were no 18.5% Limit, and if all Class B units of Holding held by the Reporting Persons were exchanged for Class A common stock of Vantiv, the Reporting Persons would hold 39.3% of the Class A common stock.

Bancorp beneficially owns 83,919,136 Class B units, consisting of 78,240,102 Class B units of Holding held by FTB and 5,679,034 Class B units of Holding held by FTPS, which together represent 39.3% of the outstanding units of Holding, and a Warrant exercisable for 20,378,027 Class C non-voting units of Holding held by FTB, which is then exchangeable for Class A common stock of Vantiv pursuant to the Exchange Right. FTB beneficially owns 83,919,136 Class B units, consisting of 78,240,102 Class B units of Holding held directly by FTB and 5,679,034 Class B units of Holding held by FTPS, which together represent 39.3% of the outstanding units of Holding, and a Warrant exercisable for 20,378,027 Class C non-voting units of Holding held by FTB. FTPS beneficially owns 5,679,034 Class B units of Holding.

Because the voting power conferred by the Class B common stock is limited to 18.5% of all voting power of the capital stock of Vantiv and because the voting power of the Class B common stock is reduced by any Class A common stock that the Fifth Third Investors may hold so that the 18.5% Limit is not exceeded, the Class B common stock would not confer any additional voting power on the Reporting Persons if the Reporting Persons also held Class A common stock.

Other than as provided above and other than equity awards made to Paul L. Reynolds and Greg D. Carmichael, as directors of Vantiv, pursuant to the Vantiv 2012 Equity Incentive Plan as set forth in Exhibit H hereto, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Exhibit A hereto, owns or has any right to acquire, directly or indirectly, any shares of the Class A common stock of Vantiv.

(b) Bancorp and FTB share the power to vote or to direct the vote and to dispose or direct the disposition of all of the shares of Class A common stock of Vantiv indicated in Item 5(a). FTPS may be deemed to share the power to vote or to direct the vote and to dispose or direct the disposition of the shares of Class A common stock beneficially owned by it, as indicated in Item 5(a).

(c) Except for (i) the reorganization transactions described in Item 4, (ii) the disposition to Vantiv of Class B units of Holding in connection with the IPO described in Item 4, and (iii) the equity awards made to Mr. Reynolds and Mr. Carmichael described in Item 5(a), neither of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of the persons listed in Exhibit A hereto, has effected any transaction that may be deemed to be a transaction in the Class A common stock of Vantiv during the past 60 days.

(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock of Vantiv that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Exchange Agreement

See Item 4. The Exchange Agreement is attached hereto as Exhibit B and incorporated by reference in its entirety into this Item 6.

LLC Agreement

In connection with the reorganization transactions and the IPO, Holding, Vantiv, FTB and FTPS entered into an amended and restated limited liability company agreement of Holding (as amended from time to time, the “LLC Agreement”) to, among other things, provide for a sufficient number of Class A units, Class B units and Class C non-voting units of Holding to implement Vantiv’s new capital structure.

Vantiv is the sole managing member of Holding and generally has the authority to operate and control Holding, subject to various consent rights FTB holds for certain significant matters related to Holding and its subsidiaries. The consent rights will terminate upon the earliest to occur of: (w) the Fifth Third Investors transferring shares of common stock of Vantiv equal to more than 50% of the shares that they owned immediately following the IPO, calculating such ownership on a combined Holding/Vantiv basis so that any ownership interest of FTB and its affiliates in Holding is aggregated with any ownership interest of FTB and its affiliates in Vantiv; (x) certain specified competitors acquiring control of FTB or any of its parent companies; (y) a government entity acquiring more than a 20% interest in FTB or any of its parent companies or any person other than a specified competitor acquiring control of FTB or any of its parent companies and, in either case, a change of 50% or more of the Class B Directors occurring as a result; and (z) FTB or any of its parent companies going into bankruptcy, receivership, conservatorship or any similar event occurring. Such consent rights require FTB’s approval for, among other things, subject to certain exceptions set forth in the LLC Agreement: (a) a change of control of Vantiv or Holding until June

30, 2012 (and thereafter to the extent the implied equity value of Vantiv, Holding and their subsidiaries is below certain thresholds, each being significantly lower than such implied equity value as of the IPO); (b) sales of assets in excess of $250 million; (c) acquisitions or investments in excess of $300 million; (d) retention of the auditor of Holding and its subsidiaries; (e) transactions among Holding and its subsidiaries with Advent International Corporation or its affiliates if they are not on arm’s-length terms or would require payments or incurrence of obligations of more than $1 million; (f) a material change to the strategic direction of Holding and/or its other subsidiaries; (g) making any loans or series of related loans in excess of $250 million; (h) incurrences of indebtedness by Holding or its subsidiaries if immediately following such incurrence Vantiv’s leverage ratio would be equal to or exceed 5 to 1; (i) changes to material terms and conditions of any equity incentive plan of Holding; (j) capital expenditure contracts in excess of $75 million; (k) the payment or setting aside of any distributions; (l) issuances of new securities constituting more than 20% of total outstanding shares of Vantiv (excluding any shares issuable in connection with the Warrant or under Vantiv’s Management Equity Incentive Plan or the Vantiv 2012 Equity Incentive Plan), to the extent required to be submitted to stockholders of Vantiv for approval pursuant to any applicable national stock exchange listing standards; (m) material tax elections; (n) submission of material tax returns; and (o) changes to capitalization or organization of any subsidiary (including the formation of any subsidiary) or any governance provisions of any subsidiary that would either circumvent the consent rights provided for in the LLC Agreement or materially and adversely affect any member holding 15% or more of the outstanding units in a manner differently or disproportionately than the other members. In addition, until FTB and its affiliates are no longer deemed to control the company under applicable banking laws, Vantiv and Holding are required to refrain from engaging in any business that would not be permissible for FTB or its affiliates or that would reasonably require FTB or its affiliates to seek regulatory approval under applicable banking laws without first providing notice to FTB and to use reasonable best efforts to assist FTB or its affiliates in obtaining such regulatory approval, except that for certain large acquisitions or for approvals that would result in material burdens to FTB, Holding will use its reasonable best efforts to relieve FTB of such burdens or reimburse FTB for the effect of such burdens. No consent rights exercisable by FTB pursuant to the LLC Agreement may be transferred to any third party.

The LLC Agreement is attached hereto as Exhibit C.

Recapitalization Agreement

Vantiv, Holding, FTP, FTPS, JPDN Enterprises, LLC, a Delaware limited liability company, and the Advent Stockholders and certain pre-IPO stockholders of Vantiv entered into a Recapitalization Agreement providing for, among other things, the transactions described in Item 4.

The Recapitalization Agreement is attached hereto as Exhibit D.

Registration Rights Agreement

In connection with the reorganization transactions and the IPO, Vantiv, FTB, FTPS and certain other stockholders of Vantiv entered into a Registration Rights Agreement pursuant to which Vantiv agrees to use its best efforts to effect registered offerings upon request from the stockholders party thereto, including FTB and FTPS, and to grant incidental or “piggyback” registration rights with respect to any registerable securities held by parties thereto.

The Registration Rights Agreement is attached hereto as Exhibit E.

Certificate of Incorporation of Vantiv

In connection with the reorganization transactions and the IPO, Vantiv amended and restated its certificate of incorporation (as amended from time to time, the “Certificate of Incorporation”). The Certificate of Incorporation requires the approval of FTB for the following matters: (a) a change of control of Vantiv until June 30, 2012 (and thereafter to the extent the implied equity value of Vantiv, Holding and their subsidiaries is below certain thresholds, each being significantly lower than such implied equity value as of the date of the IPO); (b) changes to material terms and conditions of the Vantiv Holding Management Phantom Equity Plan, to the extent required to be submitted to stockholders for approval pursuant to any applicable national stock exchange listing standards; (c) issuances of new securities constituting more than 20% of total outstanding common stock of Vantiv (excluding any shares issuable in connection with the Warrant, the Vantiv Holding Management Phantom Equity Plan and the Vantiv 2012 Equity Plan), to the extent required to be submitted to stockholders for approval pursuant to any applicable national stock exchange listing standards; and (d) incurrences of indebtedness by Vantiv and its subsidiaries if immediately following such incurrence Vantiv’s leverage ratio would be equal to or exceed 5 to 1. The consent rights will terminate upon the earliest to occur of: (w) the Fifth Third Investors transferring shares of common stock of Vantiv equal to more than 50% of the shares that they owned immediately following the IPO, calculating such ownership on a combined Holding/Vantiv basis so that any ownership interest of FTB and its affiliates in Holding is aggregated with any ownership interest of FTB and its affiliates in Vantiv; (x) certain specified competitors acquiring control of FTB or any of its parent companies; (y) a government entity acquiring more than a 20% interest in FTB or any of its parent companies or any person other than a specified competitor acquiring control of FTB or any of its parent companies and, in either case, a change of 50% or more of the Class B Directors occurring as a result; and (z) FTB or any of its parent companies going into bankruptcy, receivership, conservatorship or any similar event occurring. No consent rights exercisable by FTB may be transferred to any third party.

The Certificate of Incorporation is attached hereto as Exhibit F.

Warrant

FTB holds the Warrant exercisable for 20,378,027 Class C non-voting units of Holding. Under the terms of the Warrant, the Warrant is (x) freely transferable, in whole or in part, (y) freely transferable in whole or in part by third parties and (z) after expiration of the 180-day lock-up agreements entered into with the underwriters in connection with the IPO, freely exercisable by the holder thereof subject to (i) the receipt of a private ruling from the Internal Revenue Services stating that the exercise of the Warrant will not cause a deemed transfer taxable to Vantiv of an interest in the capital of Holding for tax purposes from Vantiv to the party exercising the Warrant, or a capital shift causing a taxable event for Vantiv, (ii) enactment of final U.S. income tax regulations to clarify that no taxes will be payable upon exercise of the Warrant due to a capital shift that causes a taxable event for Vantiv or (iii) FTB or another creditworthy entity providing indemnity to Vantiv equal to 70% of any taxes payable by Vantiv in respect of any income or gain recognized by Holding or Vantiv resulting from such a capital shift that may be caused by the exercise of the Warrant (except in certain circumstances, including a change of control). If the Warrant is exercised by a third party that is not an affiliate of FTB, the Class C non-voting units of Holding will immediately be exchanged for, at the option of Vantiv, cash or Class A common stock of Vantiv. The Warrant will expire upon the earliest of (i) June 30, 2029, and (ii) a change of control of Vantiv or Holding, in which case the Warrant will be purchased at its intrinsic value by the acquiring or surviving party.

The Warrant is attached hereto as Exhibit G.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

Exhibit A	Directors and Executive Officers of Fifth Third Bancorp, Fifth Third Bank and FTPS Partners, LLC

Exhibit B	Exchange Agreement

Exhibit C	Second Amended & Restated Limited Liability Company Agreement of Vantiv Holding, LLC

Exhibit D	Recapitalization Agreement

Exhibit E	Registration Rights Agreement

Exhibit F	Certificate of Incorporation of Vantiv, Inc.

Exhibit G	Warrant

Exhibit H	Beneficial Ownership of Vantiv, Inc. securities by Paul L. Reynolds and Greg D. Carmichael

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2012

FIFTH THIRD BANCORP

By	/s/ PAUL L. REYNOLDS
Name: Paul L. Reynolds
Title: Executive Vice President & Chief Risk Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2012

FIFTH THIRD BANK

By	/s/ PAUL L. REYNOLDS
Name: Paul L. Reynolds
Title: Executive Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2012

FTPS PARTNERS, LLC

By	/s/ PAUL L. REYNOLDS
Name: Paul L. Reynolds
Title: Executive Vice President

EXHIBIT INDEX

Exhibit	Description

Exhibit A	Directors and Executive Officers of Fifth Third Bancorp, Fifth Third Bank and FTPS Partners, LLC

Exhibit B	Exchange Agreement

Exhibit C	Second Amended & Restated Limited Liability Company Agreement of Vantiv Holding, LLC

Exhibit D	Recapitalization Agreement

Exhibit E	Registration Rights Agreement

Exhibit F	Certificate of Incorporation of Vantiv, Inc.

Exhibit G	Warrant

Exhibit H	Beneficial Ownership of Vantiv, Inc. securities by Paul L. Reynolds and Greg D. Carmichael

Exhibit A

DIRECTORS AND EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP, FIFTH THIRD

BANK AND FTPS PARTNERS, LLC

The following tables set forth the name and present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and citizenship of each director and executive officer of Fifth Third Bancorp, Fifth Third Bank and FTPS Partners, LLC. The business address of each such person whose principal occupation or employment is with Fifth Third Bancorp, Fifth Third Bank or FTPS Partners, LLC is c/o Fifth Third Bancorp at 38 Fountain Square Plaza, Cincinnati, Ohio 45263.

DIRECTORS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRINCIPAL BUSINESS AND BUSINESS ADDRESS	CITIZENSHIP

William M. Isaac, Chairman	Senior Managing Director, FTI Consulting 1209 Westway Drive Sarasota, Florida 34236	United States

James P. Hackett	President and CEO, Steelcase Inc P. O. Box 1967 Location CH4E Grand Rapids, MI 49501-1967	United States

Darryl F. Allen	Manager, Allen Ventures, LLC P.O. Box 1206 160 Gulf Boulevard Boca Grande, FL 33921	United States

B. Evan Bayh III	Partner, McGuireWoods LLP 2001 K Street Suite 400 Washington, DC 20006-1040	United States

Ulysses L. Bridgeman, Jr.	President, B.F. Companies 1903 Stanley Gault Parkway Louisville, KY 40223	United States

Emerson L. Brumback	Former President and COO, M&T Bank 13635 Carnoustie Circle Dade City, FL 33525	United States

Gary R. Heminger	President and CEO, Marathon Petroleum Corporation 539 South Main Street Findlay, OH 45840	United States

Jewell D. Hoover	Principal and bank consultant, Hoover and Associates, LLC P. O. Box 49777 Charlotte, NC 28277	United States

Kevin T. Kabat	President & CEO, Fifth Third Bancorp 38 Fountain Square Plaza, Cincinnati, Ohio 45263	United States

Mitchel D. Livingston, Ph.D.	Vice President for Student Affairs and Chief Diversity Officer, University of Cincinnati P. O. Box 210638 Cincinnati, OH 45221-0638	United States

Michael B. McCallister	Chairman of the Board of Directors and CEO, Humana Inc 500 West Main Street Louisville, KY 40202	United States

Hendrik G. Meijer	Co-Chairman of the Board of Directors and CEO, Meijer, Inc 2929 Walker NW Grand Rapids, MI 49504	United States

John J. Schiff, Jr.	Chairman of the Executive Committee of the Board of Directors and Executive Officer, Cincinnati Financial Corporation 6200 S. Gilmore Road Fairfield, OH 45014	United States

Marsha C. Williams	Former Senior Vice President and CFO, Orbitz Worldwide, Inc. 34 Logan Loop Highland Park, IL 60035	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Kevin T. Kabat	President & CEO, Fifth Third Bancorp	United States

Steven Alonso	Executive Vice President, Fifth Third Bancorp	United States

Greg D. Carmichael	Executive Vice President & Chief Operating Officer, Fifth Third Bancorp	United States

Todd F. Clossin	Executive Vice President & Chief Administrative Officer, Fifth Third Bancorp	United States

Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

James R. Hubbard	Senior Vice President & Chief Legal Officer, Fifth Third Bancorp	United States

Gregory L. Kosch	Executive Vice President, Fifth Third Bancorp	United States

Bruce K. Lee	Executive Vice President & Chief Credit Officer, Fifth Third Bancorp	United States

Daniel T. Poston	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

Paul L. Reynolds	Executive Vice President, Chief Risk Officer & Secretary, Fifth Third Bancorp	United States

Joseph R. Robinson	Executive Vice President & Chief Information Officer, Fifth Third Bancorp	United States

Robert A. Sullivan	Senior Executive Vice President, Fifth Third Bancorp	United States

Teresa J. Tanner	Executive Vice President & Chief Human Resources Officer, Fifth Third Bancorp	United States

Tayfun Tuzun	Senior Vice President & Treasurer, Fifth Third Bancorp	United States

DIRECTORS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

William M. Isaac, Chairman	Senior Managing Director, FTI Consulting	United States

B. Evan Bayh III	Partner, McGuireWoods LLP	United States

Ulysses L. Bridgeman, Jr.	President, B.F. Companies	United States

Emerson L. Brumback	Former President and COO, M&T Bank	United States

Gary R. Heminger	President and CEO, Marathon Petroleum Corporation	United States

Jewell D. Hoover	Principal and bank consultant, Hoover and Associates, LLC	United States

Kevin T. Kabat	President & CEO, Fifth Third Bancorp	United States

Mitchel D. Livingston, Ph.D.	Vice President for Student Affairs and Chief Diversity Officer, University of Cincinnati	United States

Michael B. McCallister	Chairman of the Board of Directors and CEO, Humana Inc	United States

John J. Schiff, Jr.	Chairman of the Executive Committee of the Board of Directors and Executive Officer, Cincinnati Financial Corporation	United States

Marsha C. Williams	Former Senior Vice President and CFO, Orbitz Worldwide, Inc.	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Kevin T. Kabat	President & CEO, Fifth Third Bancorp	United States

Steven Alonso	Executive Vice President, Fifth Third Bancorp	United States

Greg D. Carmichael	Executive Vice President & Chief Operating Officer, Fifth Third Bancorp	United States

Todd F. Clossin	Executive Vice President & Chief Administrative Officer, Fifth Third Bancorp	United States

Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

James R. Hubbard	Senior Vice President & Chief Legal Officer, Fifth Third Bancorp	United States

Gregory L. Kosch	Executive Vice President, Fifth Third Bancorp	United States

Bruce K. Lee	Executive Vice President & Chief Credit Officer, Fifth Third Bancorp	United States

Daniel T. Poston	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

Paul L. Reynolds	Executive Vice President, Chief Risk Officer & Secretary, Fifth Third Bancorp	United States

Joseph R. Robinson	Executive Vice President & Chief Information Officer, Fifth Third Bancorp	United States

Robert A. Sullivan	Senior Executive Vice President, Fifth Third Bancorp	United States

Teresa J. Tanner	Executive Vice President & Chief Human Resources Officer, Fifth Third Bancorp	United States

Tayfun Tuzun	Senior Vice President & Treasurer, Fifth Third Bancorp	United States

DIRECTORS OF FTPS PARTNERS, LLC	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Paul L. Reynolds	Executive Vice President, Chief Risk Officer & Secretary, Fifth Third Bancorp	United States

Daniel T. Poston	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

EXECUTIVE OFFICERS OF FTPS PARTNERS, LLC	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Kevin T. Kabat	President & CEO, Fifth Third Bancorp	United States

Greg D. Carmichael	Executive Vice President & Chief Operating Officer, Fifth Third Bancorp	United States

Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

James R. Hubbard	Senior Vice President & Chief Legal Officer, Fifth Third Bancorp	United States

Gregory L. Kosch	Executive Vice President, Fifth Third Bancorp	United States

Bruce K. Lee	Executive Vice President & Chief Credit Officer, Fifth Third Bancorp	United States

Daniel T. Poston	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

Paul L. Reynolds	Executive Vice President, Chief Risk Officer & Secretary, Fifth Third Bancorp	United States

Joseph R. Robinson	Executive Vice President & Chief Information Officer, Fifth Third Bancorp	United States

Robert A. Sullivan	Senior Executive Vice President, Fifth Third Bancorp	United States

Teresa J. Tanner	Executive Vice President & Chief Human Resources Officer, Fifth Third Bancorp	United States

Exhibit B

Execution Version

EXCHANGE AGREEMENT

EXCHANGE AGREEMENT (as amended from time to time in accordance with its terms, this “Agreement”), dated as of March 21, 2012, and effective as of the Effective Date (as herein defined) among Vantiv, Inc., a Delaware corporation (the “Corporation”), Vantiv Holding, LLC, a Delaware limited liability company (“Holding”), Fifth Third Bank, a bank chartered under the laws of Ohio (“Fifth Third Bank”), FTPS Partners, LLC, a Delaware limited liability company (“FTPS Partners”), and such other holders of Class B Units and Class C Non-Voting Units (as defined herein) from time to time party hereto.

WHEREAS, the parties hereto desire to establish economic equivalency between LLC Units (as defined herein) and Class A Common Stock (as defined herein); and

WHEREAS, the parties hereto desire to provide for the exchange from time to time of Class B Units or Class C Non-Voting Units for cash or for shares of Class A Common Stock on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

SECTION 1.1 Definitions

The following definitions shall for all purposes, unless the context otherwise clearly indicates, apply to the capitalized terms used in this Agreement.

“Acquirer” means the acquirer or surviving entity (which, for the sake of clarity, may be Holding or the Corporation) in a Change of Control.

“Advancement Agreement” means the Advancement Agreement, by and between the Corporation, Holding, Fifth Third Bank and FTPS Partners, dated the date hereof, as such agreement may be amended from time to time in accordance with its terms.

“Advent Stockholders” means any investment fund affiliates of Advent International Corporation (or any successor) that hold shares of Class A Common Stock.

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with, such Person; it being understood that “control” or any correlative version thereof in this definition shall have the meaning ascribed thereto in Rule 12b-2 under the Exchange Act.

“Agreement” has the meaning set forth in the preamble hereto.

“Applicable Banking Laws” means any federal and state banking laws and regulations applicable to Fifth Third Bank and its Affiliates, including the BHCA, the FDIA, the Federal

Reserve Act, Title XI of the Ohio Revised Code and any regulations of the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation or the Ohio Division of Financial Institutions, as the case may be, thereunder.

“BHCA” means the Bank Holding Company Act of 1956, as amended.

“Board of Directors” means the Board of Directors of the Corporation.

“Business Day” means any day of the year other than a Saturday, a Sunday or any other day on which banking institutions in Ohio are required or authorized by law to close.

“Calendar Quarter” means each January 1 through March 31, April 1 through June 30, July 1 through September 30 and October 1 through December 31.

“Cash Exchange Payment” means an amount in cash equal to the product of (x) the number of Class B Units or Class C Non-Voting Units Exchanged and (y) the average of the daily VWAP of a share of Class A Common Stock for the 15 Trading Days immediately prior to the date of delivery of the relevant Exchange Notice; provided that in calculating such average, (i) the VWAP for any Trading Day during the 15 Trading Day period prior to the ex-date of any extraordinary distributions made on the Class A Common Stock during the 15 Trading Day period shall be reduced by the value of such distribution per share of Class A Common Stock, and (ii) the VWAP for any Trading Day during the 15 Trading Day period prior to the date of a Subdivision or Combination of Class A Common Stock during the 15 Trading Day period shall automatically be adjusted in inverse proportion to such Subdivision or Combination.

“Change of Control” means any (i) merger, consolidation or other business combination of the Corporation or Holding (or any Subsidiary or Subsidiaries that alone or together represent all or substantially all of the Corporation’s or Holdings’ consolidated business at that time) or any successor or other entity owning or holding substantially all the assets of the Corporation or Holding and their respective Subsidiaries that results in the holders of Class A Common Stock and the holders of LLC Units (in the case of the Corporation) or the holders of LLC Units (in the case of Holding) immediately before the consummation of such transaction, or a series of related transactions, holding, directly or indirectly, less than fifty percent (50%) of the voting power of the Corporation or Holding (or such Subsidiary or Subsidiaries) or any successor or other entity owning or holding substantially all the assets of the Corporation or Holding and their respective Subsidiaries or the surviving entity thereof, as applicable, immediately following the consummation of such transaction or series of related transactions; it being understood that such ownership shall be evaluated on a combined basis (i.e, on an as-converted basis and without regard to any voting power or ownership limitation on Fifth Third Bank and its Affiliates) so that any ownership interest in the Corporation shall be aggregated with any ownership interest in Holding or any other Subsidiary of the Corporation or any such successor; and it being further understood that no Change of Control shall be deemed to occur to the extent the acquirer thereof is any of the Advent Stockholders or their Affiliates or Fifth Third Bank or any of its Affiliates or any Person with whom any of the foregoing has formed a joint venture or has otherwise formed a Group with respect to such Change of Control; (ii) transfer, in one or a series of related transactions, of (x) with respect to Holding or any successor or other entity owning or holding

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substantially all the assets of Holding and its Subsidiaries, units of Holding (or other equity interests) representing fifty percent (50%) or more of the voting power of Holding (or such Subsidiary or Subsidiaries) or such successor or other entity, to a Person or Group (other than the Corporation and any of its Subsidiaries, the Advent Stockholders or any of their Affiliates or Fifth Third Bank or any of its Affiliates or any Person with whom any of the foregoing has formed a joint venture or has otherwise formed a Group with respect to such Change of Control), and (y) with respect to the Corporation or any successor or other entity owning or holding substantially all the assets of the Corporation and its Subsidiaries, shares of Class A Common Stock (or other equity interests) that results in any Person or Group (other than the Corporation or any of its Subsidiaries, the Advent Stockholders or their Affiliates or Fifth Third Bank or its Affiliates or any Person with whom any of the foregoing has formed a joint venture or has otherwise formed a Group with respect to such Change of Control) owning or holding, directly or indirectly, (A) shares of Class A Common Stock entitled to elect a majority of the Board of Directors or the board of directors of any such successor or other entity or (B) fifty percent (50%) or more of the shares of Class A Common Stock (or equity interests) of the Corporation (or such Subsidiary or Subsidiaries) or any such successor or other entity; it being understood that such ownership shall be evaluated on a combined basis (i.e. on an as-converted basis) so that any ownership interest in the Corporation shall be aggregated with any ownership interest in Holding or any other Subsidiary of the Corporation or any such successor; or (iii) sale or other disposition in one or a series of related transactions of all or substantially all of the assets of the Corporation or Holding and their respective Subsidiaries; it being understood that no Change of Control shall be deemed to occur to the extent the acquirer of such assets is any of the Advent Stockholders or their Affiliates or Fifth Third Bank or any of its Affiliates or any Person with whom any of the foregoing has formed a joint venture or has otherwise formed a Group with respect to such Change of Control. Notwithstanding anything to the contrary contained herein, for purposes of determining whether a Change of Control has occurred, it shall be assumed that all Class B Units have been exchanged for shares of Class A Common Stock (or equity interests of any successor or other entity owning or holding substantially all the assets of the Corporation and its Subsidiaries) immediately prior to any such merger, consolidation, other business combination or transfer and there is no limitation on the voting power or ownership limitation on Fifth Third Bank and its Affiliates.

“Certificate” means the Amended and Restated Certificate of Incorporation of the Corporation, as the same may be amended from time to time in accordance with its terms and not inconsistent with the provisions hereof.

“Class A Common Stock” means the Class A Common Stock, par value $0.00001 per share, of the Corporation.

“Class A Unit” means (i) a Class A Unit of Holding, or (ii) the common stock or other equity securities for which a Class A Unit has been converted or exchanged of a successor corporation or entity.

“Class B Common Stock” means the Class B Common Stock, no par value per share, of the Corporation.

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“Class B Unit” means (i) a Class B Unit of Holding, or (ii) the common stock or other equity securities for which a Class B Unit has been converted or exchanged of a successor corporation or entity.

“Class C Non-Voting Unit” means (i) a Class C Non-Voting Unit of Holding, or (ii) the common stock or other equity securities for which a Class C Non-Voting Unit has been converted or exchanged of a successor corporation or entity.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combination” means any combination of stock or units, as the case may be, by reverse split, reclassification, recapitalization or otherwise.

“Corporation” has the meaning set forth in the preamble hereto, and shall include any successor thereto.

“Date of Exchange” means with respect to an Exchange pursuant to Section 2.1(a), the date identified in the respective Exchange Notice.

“Effective Date” means on the date hereof immediately following the amendment and restatement of the LLC Agreement and the Certificate; provided, however, that this Agreement shall be deemed not effective and shall be void if the delivery of shares of Class A Common Stock to the underwriters in the initial public offering of Class A Common Stock has not occurred by April 4, 2012;

“Exchange” means an exchange of Class B Units or Class C Non-Voting Units for cash or shares of Class A Common Stock.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Notice” means a written election of Exchange substantially in the form of Exhibit A, duly executed by the exchanging Holding Unitholder.

“FDIA” means the Federal Deposit Insurance Act, as amended.

“Fifth Third Bank” has the meaning set forth in the preamble hereto.

“FTPS Partners” has the meaning set forth in the preamble hereto.

“Government Entity” means any federal, state, local or foreign government, governmental subdivision, administrative body or other governmental or quasi-governmental agency, tribunal, court or other entity of competent jurisdiction.

“Group” has the meaning of “group” set forth in Rule 13d-3 under the Exchange Act.

“Holder” means any holder from time to time of the Warrant.

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“Holding” has the meaning set forth in the preamble hereto, and shall include any successor thereto.

“Holding Unitholder” means each holder of one or more Class B Units or Class C Non-Voting Units party hereto as of the date hereof or which, following the date hereof, executes a joinder pursuant to Section 4.1 hereof.

“LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Holding, by and among the Corporation, Fifth Third Bank, FTPS Partners, and Holding, dated the date hereof, as such agreement may be amended from time to time in accordance with its terms.

“LLC Units” means the Class A Units, the Class B Units, and the Class C Non-Voting Units.

“Permitted Exchange Event” means one of the following events, as of the applicable Date of Exchange:

(A) the Exchange by a Holding Unitholder representing in the aggregate 2% or less of all outstanding LLC Units, provided that the exchanging Holding Unitholder has delivered an Exchange Notice to Holding not less than 60 days prior to such Date of Exchange, which Exchange Notice has not been revoked prior to ten Business Days before the proposed Date of Exchange, and provided further that no Date of Exchange pursuant to this clause (A) has previously occurred (or will occur pursuant to a prior, unrevoked Exchange Notice pursuant to this clause (A)) in the same Calendar Quarter as such Date of Exchange;

(B) the Exchange by a Holding Unitholder representing in the aggregate more than 2% of all outstanding LLC Units;

(C) the Exchange by a Holding Unitholder in connection with a Change of Control to the extent LLC Units are not exchanged under Section 2.1(b); or

(D) the Exchange by a Holding Unitholder in connection with an acquisition of Class A Common Stock, Class B Common Stock or LLC Units by the Advent Stockholders or any of their Affiliates that would be a “Rule 13e-3 transaction” as defined in Rule 13e-3(a)(3) under the Exchange Act.

provided that no Exchange shall be permitted under clauses (A) or (B) of this definition to the extent that a Holding Unitholder would, as a result of and upon the completion of such Exchange, own either (x) more than 18.5% of the issued and outstanding Class A Common Stock or (y) Class A Common Stock, Class B Common Stock or other capital stock representing in the aggregate more than 18.5% of the value or voting power in the election of directors of the Corporation of all issued and outstanding capital stock of the Corporation (and for the avoidance of doubt not including any ownership interest in any LLC Units); and provided, further that the preceding proviso shall not limit the aggregate number of Class B Units or Class C Non-Voting Units that may be Exchanged by a Holding Unitholder, including Exchanges consummated

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sequentially that represent in the aggregate more than 18.5% of the issued and outstanding Class A Common Stock, as long as the ownership limits in the preceding proviso are not exceeded at any one time (for the avoidance of doubt, nothing herein shall limit the Corporation’s discretion to effect an Exchange in either cash or shares of Class A Common Stock pursuant to Section 2.1). For the avoidance of doubt, if (i) the ownership limits in the preceding proviso would be exceeded by giving effect to any Exchange and (ii) the Corporation does not elect to make a Cash Exchange Payment under Section 2.1, then the portion of such Exchange that exceeds the ownership limits in the preceding proviso shall not be a Permitted Exchange Event; and, in the event that the Holding Unitholder would only effect such Permitted Exchange Event on an all or nothing basis, the entire Exchange shall not be a Permitted Exchange Event.

“Permitted Transferee” has the meaning set forth in Section 4.1.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a joint venture, a Government Entity, a trust or other entity or organization.

“Preferred Stock” means one or more series of Preferred Stock, par value $0.01 per share, issued from time to time by the Corporation.

“Registration Rights Agreement” means the Registration Rights Agreement, dated of even date herewith, by and among the Corporation and the shareholders party thereto, as such agreement may be amended from time to time in accordance with its terms.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subdivision” means any subdivision of stock or units, as the case may be, by any split, dividend, reclassification, recapitalization or otherwise.

“Subsidiary” means, as to any Person, a Person of which (i) a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by the initial Person and/or any other Subsidiary of the initial Person or (ii) the initial Person and/or any other Subsidiary of the initial Person is entitled, directly or indirectly, to appoint a majority of the board of directors or comparable body of such Person.

“Trading Day” means a day on which (i) the Class A Common Stock at the close of regular way trading (not including extended or after hours trading) is not suspended from trading on any national securities exchange or association or over-the-counter market that is the primary market for trading the Class A Common Stock at the close of business, (ii) the Class A Common Stock has traded at least once regular way on the national securities exchange or association or over-the-counter market that is the primary market for the trading of the Class A Common Stock, and (iii) there has been no “market disruption event.” For purposes of this definition, “market disruption event” means the occurrence or existence for more than one half-hour period in the aggregate on any scheduled trading day for the Class A Common Stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by

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the stock exchange or otherwise) in the Class A Common Stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m., New York City time.

“VWAP” means the daily per share volume-weighted average price of the Class A Common Stock as displayed under the heading Bloomberg VWAP on the Bloomberg page designated for the Class A Common Stock (or its equivalent successor if such page is not available) in respect of the period from the open of trading on such day until the close of trading on such day (or if such volume-weighted average price is unavailable, (x) the per share volume-weighted average price of such Class A Common Stock on such day (determined without regard to afterhours trading or any other trading outside the regular trading session or trading hours), or (y) if such determination is not feasible, the market price per share of Class A Common Stock, in either case as determined by a nationally recognized independent investment banking firm retained for this purpose by the Corporation).

“Warrant” means the Warrant No. 1, issued by Holding on June 30, 2009 and any warrant issued pursuant thereto in accordance with its terms.

SECTION 1.2 Interpretation.

In this Agreement and in the Exhibits hereto, except to the extent that the context otherwise clearly requires:

(a) the headings are for convenience of reference only and shall not affect the interpretation of this Agreement;

(b) defined terms include the plural as well as the singular and vice versa;

(c) words importing gender include all genders;

(d) a reference to any statute, regulation or statutory or regulatory provision shall be construed as a reference to the same as it may have been or may from time to time be amended, extended, re-enacted or consolidated and to all statutory and regulatory instruments or orders made under it;

(e) references to Articles, Sections, subsections, clauses and Exhibits are references to Articles, Sections, subsections and clauses of, and Exhibits to, this Agreement;

(f) the words “including” and “include” and other words of similar import shall be deemed to be followed by the phrase “without limitation”; and

(g) unless otherwise specified, references to any party to this Agreement or any other document or agreement shall include its successors and permitted assigns.

The parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

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ARTICLE II

SECTION 2.1 Exchange of Class B Units and Class C Non-Voting Units.

(a) Elective Exchanges.

(i) Upon the terms and subject to the conditions of this Agreement, in the event a Holding Unitholder wishes to effect a Permitted Exchange Event, such Holding Unitholder shall (i) deliver to Holding an Exchange Notice and (ii) surrender or, in the absence of such surrender, be deemed to have surrendered, Class B Units and/or Class C Non-Voting Units to Holding (and, in the case of Class B Units, surrender for cancellation one or more stock certificates (if certificated) or instructions and stock powers (if uncertificated)) representing an equal number of shares of Class B Common Stock) (in each case, free and clear of all liens, encumbrances, rights of first refusal and the like) in consideration for, at the option of the Corporation, with such consideration to be delivered as promptly as practicable following such delivery and surrender or deemed surrender (as applicable), but in any event within two Business Days after the Date of Exchange specified in such Exchange Notice, (x) a Cash Exchange Payment by Holding in accordance with the instructions provided in the Exchange Notice, in which event such exchanged LLC Units and the shares of Class B Common Stock automatically shall be deemed cancelled concomitant with such payment, without any action on the part of any Person, including the Corporation or Holding, or (y) the issuance by the Corporation to such Holding Unitholder of a number of shares of Class A Common Stock equal to the number of Class B Units and/or Class C Non-Voting Units exchanged, in which event such exchanged LLC Units automatically shall be converted into an equal number of Class A Units (and the Class B Units or Class C Non-Voting Units so converted shall thereby cease to exist), and concomitantly with any such issuance, any exchanged Class B Common Stock automatically shall be deemed cancelled without any action on the part of any Person, including the Corporation. If the Corporation elects to issue Class A Common Stock in an Exchange, the Corporation shall (i) deliver or cause to be delivered at the offices of the then-acting registrar and transfer agent of the Class A Common Stock (or, if there is no then-acting registrar and transfer agent of the Class A Common Stock, at the principal executive offices of the Corporation) the number of shares of Class A Common Stock deliverable upon such Exchange, registered in the name of the relevant exchanging Holding Unitholder (or in such other name as is requested in writing by the Holding Unitholder), in certificated or uncertificated form, as may be requested by the exchanging Holding Unitholder, or (ii) if the Class A Common Stock is settled through the facilities of The Depository Trust Company, upon the written instruction of the exchanging Holding Unitholder set forth in the Exchange Notice, use its reasonable best efforts to deliver the shares of Class A Common Stock deliverable to such exchanging Holding Unitholder in the Exchange through the facilities of The Depository Trust Company, to the account of the participant of The Depository Trust Company designated by such exchanging Holding Unitholder in the Exchange Notice.

An Exchange pursuant to this Section 2.1(a)(i) of Class B Units or Class C Non-Voting Units for Class A Common Stock will be deemed to have been effected immediately prior to the close of business on the Date of Exchange, and the Holding Unitholder will be treated as a holder of record of Class A Common Stock as of the close of business on such Date of Exchange.

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(ii) Following the exercise of the Warrant by a Holder which is not Fifth Third Bank or an Affiliate of Fifth Third Bank, the issuance by Holding of Class C Non-Voting Units to such Holder upon exercise thereof in accordance with the Warrant and the joinder of such Holder to this Agreement pursuant to Section 4.1, such Class C Non-Voting Units shall be exchanged immediately pursuant to a Permitted Exchange Event in accordance with Section 2.1(a)(i).

(b) Mandatory Exchanges. In connection with a Change of Control, and subject to any approval of the Change of Control by the holders of Class A Common Stock and Class B Common Stock required under the Certificate or applicable law (which approval has been granted by a vote or consent of the shareholders of the Corporation in which the holders of Class B Common Stock were entitled to one vote per share of Class B Common Stock, in accordance with Article IV, Section 3(e)(2)(iii) of the Certificate), the Corporation shall have the right to require each Holding Unitholder to (1) sell or (2) Exchange some or all Class B Units and/or Class C Non-Voting Units beneficially owned by such Holding Unitholder (and, in the case of Class B Units, an equal number of shares of Class B Common Stock) (in each case, free and clear of all liens, encumbrances, rights of first refusal and the like), in consideration for the issuance by the Corporation to such Holding Unitholder of a number of shares of Class A Common Stock equal to the number of Class B Units and/or Class C Non-Voting Units sold or exchanged, such Exchange to be effected by the surrender of such Class B Units and Class C Non-Voting Units to the Corporation (and, in the case of Class B Units, surrender for cancellation one or more stock certificates (if certificated) or instructions and stock powers (if uncertificated) and the subsequent automatic conversion of such exchanged Class B Units and/or Class C Non-Voting Units into an equal number of Class A Units (whereupon, the Class B Units and/or Class C Non-Voting Units so converted shall cease to exist and concomitantly with any such issuance, any exchanged Class B Common Stock automatically shall be deemed cancelled without any action on the part of any Person, including the Corporation). Any such sale or Exchange pursuant to this Section 2.1(b)(i) shall be effective immediately prior to the consummation of the Change of Control (and, for the avoidance of doubt, shall not be effective if such Change of Control is not consummated). To effect the delivery of such shares of Class A Common Stock, the Corporation shall: (x) deliver or cause to be delivered at the offices of the then-acting registrar and transfer agent of the Class A Common Stock (or, if there is no then-acting registrar and transfer agent of the Class A Common Stock, at the principal executive offices of the Corporation) such number of shares of Class A Common Stock, registered in the name of the relevant Holding Unitholder (or in such other name as is requested in writing by such Holding Unitholder), in certificated or uncertificated form, as may be requested by the such Holding Unitholder, or (y) if the Class A Common Stock is settled through the facilities of The Depository Trust Company, upon the written instruction of such Holding Unitholder, use its reasonable best efforts to deliver the shares of Class A Common Stock through the facilities of The Depository Trust Company, to the account of the participant of The Depository Trust Company designated by such Holding Unitholder. The Corporation shall provide written notice of an expected Change of Control to all Holding Unitholders within the earlier of (x) five days following the execution of the agreement with respect to such Change of Control and (y) ten days before the proposed date upon which the contemplated Change of Control is to be effected, indicating in such notice such information as may reasonably describe the Change of Control transaction, subject to applicable law, including the date of execution of such agreement or such

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proposed effective date, as applicable, the amount and types of consideration to be paid for LLC Units or shares of Class A Common Stock, as applicable, in the Change of Control (which consideration shall (subject to the last sentence of this Section 2.1(b)(i)) be identical whether paid for LLC Units or shares of Class A Common Stock, in accordance with Section 2.4(a)), any election with respect to types of consideration that a holder of LLC Units or shares of Class A Common Stock, as applicable, shall be entitled to make in connection with the Change of Control, the percentage of total LLC Units or shares of Class A Common Stock, as applicable, to be transferred to the Acquirer by all shareholders in the Change of Control, and the number of Class B Units and Class C Non-Voting Units held by each Holding Unitholder that the Corporation intends to require be Exchanged for shares of Class A Common Stock in connection with the Change of Control. The Corporation shall update such notice from time to time to reflect any material changes to such notice. The Corporation may satisfy any such notice and update requirements described in the preceding two sentences by providing such information on a Form 8-K, Schedule TO, Schedule 14D-9 or similar form filed with the SEC. Notwithstanding anything to the contrary in this Agreement, upon notice to the Corporation, Fifth Third Bank and its Affiliates shall not be required to accept as consideration in connection with any Change of Control (x) any equity securities or other consideration that Fifth Third Bank or its Affiliates (and any Holding Unitholder subject to Applicable Banking Laws) are not permitted to own pursuant to Applicable Banking Laws, (y) securities or other consideration the ownership of which is not permitted (either through denial or not having been acted upon in a reasonable time frame by the relevant Governmental Entity) after Fifth Third Bank or its Affiliates have sought any required regulatory approval from any Government Entity, (z) securities or other consideration that would cause Fifth Third Bank or its Affiliates to be deemed, directly or indirectly, to control, for purposes of Applicable Banking Laws, any “depository institution” or “depository institution holding company” as defined in Section 3 of the FDIA (12 U.S.C. § 1813) or any “bank” as defined in Section 2 of the BHCA (12 U.S.C. § 1841); provided that the Corporation and Holding shall be entitled to deliver to Fifth Third Bank and its Affiliates (or any Holding Unitholder subject to Applicable Banking Laws), in which case Fifth Third Bank and its Affiliates or such Holding Unitholder shall accept, in lieu of any such securities, cash consideration having the same fair market value (as determined in good faith by the Corporation’s Board of Directors) as such securities.

(c) Cancellation of Class B Common Stock. Immediately upon the Exchange of any Class B Unit pursuant to Section 2.1(a) or (b), an equal number of outstanding shares of Class B Common Stock beneficially owned by the exchanging Holding Unitholder automatically shall be deemed cancelled without any action on the part of any Person, including the Corporation. Any such cancelled shares of Class B Common Stock shall no longer be outstanding, and all rights with respect to such shares shall automatically cease and terminate.

(d) Expenses. The Corporation, Holding and each exchanging Holding Unitholder shall bear its own expenses in connection with the consummation of any Exchange, whether or not any such Exchange is ultimately consummated, except that the Corporation and Holding shall bear any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, any Exchange; provided, however, that if any shares of Class A Common Stock are to be delivered in a name other than that of the Holding Unitholder that requested the Exchange, then such Holding Unitholder or the Person in whose name such shares are to be

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delivered shall pay to the Corporation the amount of any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, such Exchange (to the extent the amount of any such taxes are in excess of what would be required to be paid by the Corporation in connection with, or arising by reason of, such Exchange if the shares of Class A Common Stock were to be delivered in the name of the Holding Unitholder that requested the Exchange) or shall establish to the reasonable satisfaction of the Corporation that such tax has been paid or is not payable. For the avoidance of doubt, each exchanging Holding Unitholder shall bear any and all income or gains taxes imposed on gain realized by such exchanging Holding Unitholder as a result of any such Exchange.

SECTION 2.2 Common Stock to be Issued.

(a) In connection with any Exchange, the Corporation reserves the right to provide shares of Class A Common Stock that are registered pursuant to the Securities Act, unregistered shares of Class A Common Stock or any combination thereof, as it may determine in its sole discretion; it being understood that all such unregistered shares of Class A Common Stock shall be entitled to the registration rights set forth in the Registration Rights Agreement; provided such holders thereof have agreed to join the Registration Rights Agreement as parties thereto.

(b) The Corporation shall at all times reserve and keep available out of its authorized but unissued Class A Common Stock, solely for the purpose of issuances upon any Exchange, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the Exchange of all Class B Units and Class C Non-Voting Units of Holding that may be outstanding from time to time. The Corporation shall at all times reserve and keep available out of its authorized but unissued Class B Common Stock, such number of shares of Class B Common Stock as shall from time to time be sufficient for purposes of satisfying the Exchange Agreement. The Corporation shall take any and all actions necessary or desirable to give effect to the foregoing.

(c) Prior to the effective date of any Exchange effected pursuant to this Agreement, the Corporation shall take all such steps as may be required to cause to qualify for exemption under Rule 16b-3(d) or (e), as applicable, under the Exchange Act, and exempt for purposes of Section 16(b) under the Exchange Act, any acquisitions or dispositions of shares of Class A Common Stock and the Class B Common Stock and any LLC Units that result from the transactions contemplated by this Agreement, by each director of the Corporation who may reasonably be expected to be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Corporation upon the registration of any class of equity security of the Corporation pursuant to Section 12 of the Exchange Act (with the authorizing resolutions specifying the name of each such director whose acquisition or disposition of securities is to be exempted and the number of securities that may be acquired and disposed of by each such Person pursuant to this Agreement; provided that such information is provided by the Holding Unitholder to the Secretary of the Corporation in writing at least ten (10) business days in advance of any scheduled meeting of the Board of Directors of the Corporation).

(d) The Corporation covenants that it will use its reasonable best efforts to timely file all reports and other documents required to be filed by it under the Securities Act and the

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Exchange Act and the rules and regulations promulgated by the SEC thereunder to enable a holder of shares of Class A Common Stock received upon an Exchange to sell such shares without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 or Regulation S under the Securities Act. Upon the written request of a Holding Unitholder, the Corporation shall deliver to such holder a written statement that it has complied with such requirements.

(e) Any Class A Common Stock or Class B Common Stock to be issued by the Corporation in accordance with this Agreement shall be validly issued, fully paid and non-assessable.

SECTION 2.3 Ownership Limitations. Neither the Corporation nor Holding shall, without the prior written consent of Fifth Third Bank, take any action that would cause Fifth Third Bank, after application of the constructive ownership rules under Section 1563(e) of the Code), or any other Holding Unitholder to own, at any time, (x) more than 18.5% of the issued and outstanding Class A Common Stock or (y) Class A Common Stock, Class B Common Stock or other capital stock representing in the aggregate more than 18.5% of the value or voting power in the election of directors of the Corporation of all issued and outstanding capital stock of the Corporation (and for the avoidance of doubt not including any ownership interest in any LLC Units), except in connection with a Change of Control pursuant to Section 2.1(b); provided that the Corporation shall be entitled to rely on Fifth Third Bank’s or any other Holding Unitholder’s beneficial ownership reporting made in Section 16 filings and on Schedules 13D/G except to the extent that Fifth Third Bank or such other Holding Unitholder has otherwise notified the Corporation of any changes after the date of any such filing. Neither Fifth Third Bank nor any of its Affiliates shall, without the prior written consent of the Corporation, take any action that would cause Fifth Third Bank and its Affiliates, after application of the constructive ownership rules under Section 267 or Section 1563(e) of the Code, to own, at any time, (x) more than 18.5% of the issued and outstanding Class A Common Stock or (y) Class A Common Stock, Class B Common Stock or other capital stock representing in the aggregate more than 18.5% of the value or voting power in the election of directors of the Corporation of all issued and outstanding capital stock of the Corporation (and for the avoidance of doubt not including any ownership interest in any LLC Units), except in connection with a Change of Control pursuant to Section 2.1(b). No other Holding Unitholder that holds Class B Units nor any of its Affiliates shall, without the prior written consent of the Corporation, take any action that would cause such Holding Unitholder or any of its Affiliates to own, after application of the constructive ownership rules under Section 267 or Section 1563(e) of the Code, at any time, (x) more than 18.5% of the issued and outstanding Class A Common Stock or (y) Class A Common Stock, Class B Common Stock or other capital stock representing in the aggregate more than 18.5% of the value or voting power in the election of directors of the Corporation of all issued and outstanding capital stock of the Corporation (and for the avoidance of doubt not including any ownership interest in any LLC Units), except in connection with a Change of Control pursuant to Section 2.1(b).

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SECTION 2.4 Capital Structure of the Corporation and Holding.

(a) The Corporation shall, and shall cause Holding to, take all actions necessary so that, at all times for as long as this Agreement is in effect (i) each Class B Unit and each Class C Non-Voting Unit has the same economic rights as each Class A Unit; (ii) the number of Class A Units outstanding equals the number of shares of Class A Common Stock outstanding; (iii) one Class B Unit is convertible into one Class A Unit and exchangeable for one share of Class A Common Stock pursuant to this Agreement; and (iv) one Class C Non-Voting Unit is convertible into one Class A Unit and exchangeable for one share of Class A Common Stock pursuant to this Agreement.

(b) Upon the issuance by the Corporation of any shares of Class A Common Stock other than pursuant to an Exchange (including any issuance in connection with a business acquisition by the Corporation or its Subsidiaries, an equity incentive program or upon the conversion, exercise or exchange of any security or other instrument convertible into or exercisable or exchangeable for shares of Class A Common Stock), the Corporation shall contribute the proceeds of such issuance (net of any selling or underwriting discounts or commissions or other expenses permitted to be advanced under the Advancement Agreement) to Holding in exchange for a number of newly issued Class A Units equal to the number of shares of Class A Common Stock issued; provided that in lieu of such contribution and issuance, the Corporation may agree with a Holding Unitholder to transfer such net proceeds to such Holding Unitholder in exchange for a number of Class B Units or Class C Non-Voting Units equal to the number of shares of Class A Common Stock to which such net proceeds relate. Any Class B Unit or Class C Non-Voting Unit so acquired by the Corporation automatically shall be converted into a Class A Unit held by the Corporation.

(c) At any time that Holding issues a Class B Unit, the Corporation shall issue a share of Class B Common Stock to the recipient of such Class B Unit. Upon the conversion or cancellation of any Class B Unit pursuant to this Agreement or the LLC Agreement, the corresponding share of Class B Common Stock automatically shall be cancelled without any action on the part of any Person, including the Corporation. The Corporation may only issue shares of Class B Common Stock to Fifth Third Bank and its Affiliates and their Permitted Transferees. Holding may only issue Class B Units to Fifth Third Bank and its Affiliates and their Permitted Transferees and to any holder of Class C Non-Voting Units to the extent there is a distribution on the LLC Units of Class B Units. A Holding Unitholder may only transfer shares of Class B Common Stock to a Person (including any Affiliate of the Holding Unitholder) if an equal number of Class B Units are simultaneously transferred to the transferee, and a Holding Unitholder may only transfer Class B Units to a Person (including any Affiliate of the Holding Unitholder) if an equal number of shares of Class B Common Stock are simultaneously transferred to the transferee.

(d) If Holding issues a Class C Non-Voting Unit, the Corporation will only issue Class A Common Stock to the recipient of such Class C Non-Voting Unit as and to the extent set forth in Section 2.1 hereof in connection with any Exchange. Holding shall not issue any Class C Non-Voting Units except upon exercise of the Warrant.

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(e) If the Corporation redeems, repurchases or otherwise acquires any shares of its Class A Common Stock for cash (including a redemption, repurchase or acquisition of restricted shares of Class A Common Stock for nominal or no value), Holding shall, coincident with such redemption, repurchase or acquisition, redeem or repurchase an identical number of Class A Units held by the Corporation upon the same terms, including the same price, as the terms of the redemption, repurchase or acquisition of the Class A Common Stock.

(f) The Corporation shall not in any manner effect any Subdivision or Combination of Class A Common Stock unless Holding simultaneously effects a Subdivision or Combination, as the case may be, of LLC Units with an identical ratio as the Subdivision or Combination of Class A Common Stock. Holding shall not in any manner effect any Subdivision or Combination of LLC Units unless the Corporation simultaneously effects a Subdivision or Combination, as the case may be, of Class A Common Stock and Class B Common Stock with an identical ratio as the Subdivision or Combination of LLC Units.

(g) The Corporation shall not issue, and shall not agree to issue (including pursuant to any security or other instrument convertible into or exercisable or exchangeable for) any class of equity securities other than its Class A Common Stock, Class B Common Stock or one or more series of Preferred Stock that the Corporation may determine to issue from time to time in accordance with, and subject to the limitations contained in, the Certificate and this Section 2.4(g). The Corporation shall not issue any shares of Preferred Stock unless (i) Holding issues or agree to issue, as the case may be, to the Corporation a number of units, with designations, preferences and other rights and terms that are substantially the same as such shares of Preferred Stock, equal to the number of such shares of Preferred Stock issued by the Corporation, and (ii) the Corporation transfers to Holding the proceeds (net of any selling or underwriting discounts or commissions and other expenses permitted to be advanced under the Advancement Agreement) of the issuance of such Preferred Stock (and agrees to transfer to Holding any amounts paid by the holders of securities or instruments exercisable or exchangeable therefor upon their exercise or exchange, if applicable, net of expenses permitted to be advanced under the Advancement Agreement).

(h) For as long as this Agreement is in effect: (i) Holding shall not, and the Corporation shall cause Holding not to, at any time, issue LLC Units except as required by this Agreement or the Warrant; (ii) Holding shall not, and the Corporation shall cause Holding not to, at any time, issue LLC Units to any Person other than the Corporation, Fifth Third Bank or its Affiliates or any of their permitted transferees, or any permitted transferee of the Warrant; and (iii) the Corporation shall not transfer any Class A Units except in connection with a Change of Control.

(i) If the Corporation makes a dividend or other distribution of Corporation stock on its Class A Common Stock, Holding shall make a dividend or other distribution to the Holding Unitholders holding Class B Units and Class C Non-Voting Units of an equivalent number of units of Holding with designations, preferences and other rights and terms that are substantially the same as such distributed stock.

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(j) If the Corporation makes a cash dividend on the Class A Common Stock not funded by a matching pro rata dividend by Holding on the LLC Units, then each Holding Unitholder holding Class B Units or Class C Non-Voting Units shall, at its option either (x) be issued that number of Class B Units equal to its pro rata share of the value of such cash dividend as if such cash dividend had been paid to all holders of LLC Units or (y) be entitled to receive a pro rata cash amount equal to what such Holding Unitholders would have received in connection with such dividend assuming that such Holding Unitholder held shares of Class A Common Stock on an fully as-converted basis (regardless, for these purposes, of any limitations on Exchanges otherwise set forth herein); provided that no Class B Units shall be issued or issuable to such Holding Unitholders under this Section 2.4(j) to the extent that such cash dividend is funded with excess cash held by the Corporation that was accumulated because tax distributions made by Holding to the Corporation exceed the Corporation’s actual tax liabilities.

(k) If the Corporation makes a distribution of property other than cash or Corporation stock on the Class A Common Stock that the Corporation has not received through a matching pro rata distribution of such property on LLC Units by Holding, then each Holding Unitholder holding Class B Units or Class C Non-Voting Units shall be issued that number of Class B Units equal to its pro rata share of the aggregate value of such property as if such property had been paid to all holders of LLC Units.

(l) The Corporation shall not amend the Certificate, shall not, and shall cause Holding not to, amend the LLC Agreement and shall not permit any other Subsidiary of the Corporation to amend its articles of organization, certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, operating agreement or any other similar organizational documents, in a manner that would be inconsistent with, or have the effect of circumventing, the provisions of this Agreement or otherwise to deprive the Holding Unitholders of their rights hereunder. The Corporation shall not permit: any change to the capitalization or organization of any of its Subsidiaries; any change at any of its Subsidiaries or any governance provisions of any Subsidiary; any reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities of the Corporation or any of its Subsidiaries; or any other voluntary action of any kind; in each case, that would in any way be inconsistent with, or have the effect of circumventing or seeking to circumvent, the observance or performance of the provisions of this Agreement to be observed or performed by the Corporation or Holding.

ARTICLE III

SECTION 3.1 Representations and Warranties of the Corporation. The Corporation represents and warrants that (i) it is a corporation duly incorporated and is validly existing under the laws of the State of Delaware, (ii) it has all requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby, including the issuance of Class A Common Stock and Class B Common Stock in accordance with the terms hereof, (iii) the execution and delivery of this Agreement by the Corporation and the consummation by it of the transactions contemplated hereby, including

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the issuance of the Class A Common Stock and Class B Common Stock, have been duly authorized by all necessary corporate action on the part of the Corporation, (iv) this Agreement constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally, and (v) the execution, delivery and performance of this Agreement by the Corporation and the consummation by the Corporation of the transactions contemplated hereby will not (A) result in a violation of the Certificate or the Amended and Restated Bylaws of the Corporation, (B) conflict with, result in a breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any rights of termination, suspension, amendment, acceleration or cancellation, under any agreement, contract, commitment, instrument, undertaking, lease, note, mortgage, indenture, license or arrangement, whether written or oral, to which the Corporation is a party or by which any property or asset of the Corporation is bound or affected, or (C) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Corporation or by which any property or asset of the Corporation is bound or affected.

SECTION 3.2 Representations and Warranties of Holding. Holding represents and warrants that (i) it is a limited liability company duly incorporated and is validly existing under the laws of the State of Delaware, (ii) it has all requisite limited liability power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof, (iii) the execution and delivery of this Agreement by Holding and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary limited liability action on the part of Holding, (iv) this Agreement constitutes a legal, valid and binding obligation of Holding enforceable against Holding in accordance with its terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally, and (v) the execution, delivery and performance of this Agreement by Holding and the consummation by Holding of the transactions contemplated hereby will not (A) result in a violation of the LLC Agreement, or (B) conflict with, result in a breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any rights of termination, suspension, amendment, acceleration or cancellation, under any agreement, contract, commitment, instrument, undertaking, lease, note, mortgage, indenture, license or arrangement, whether written or oral, to which Holding is a party or by which any property or asset of Holding is bound or affected, or (C) result in a violation of any law, rule, regulation, order, judgment or decree applicable to Holding or by which any property or asset of Holding is bound or affected.

SECTION 3.3 Representations and Warranties of the Holding Unitholders. Each Holding Unitholder, severally and not jointly, represents and warrants that (i) it is duly incorporated or formed and validly existing under the laws of such jurisdiction, (ii) it has all requisite corporate or other entity power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby, (iii) the execution and delivery of this Agreement by it and consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate or other entity action on the part of such Holding Unitholder, (iv) this Agreement constitutes a legal, valid and binding obligation of such Holding

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Unitholder enforceable against it in accordance with its terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally, and (v) the execution, delivery and performance of this Agreement by such Holding Unitholder and the consummation by such Holding Unitholder of the transactions contemplated hereby will not (A) result in a violation of the certificate of incorporation and bylaws or other organizational documents of such Holding Unitholder, (B) conflict with, result in a breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any rights of termination, suspension, amendment, acceleration or cancellation, under any agreement, contract, commitment, instrument, undertaking, lease, note, mortgage, indenture, license or arrangement, whether written or oral, to which such Holding Unitholder is a party or by which any property or asset of such Holding Unitholder is bound or affected, or (C) result in a violation of any law, rule, regulation, order, judgment or decree applicable to such Holding Unitholder or by which any property or asset of such Holding Unitholder is bound or affected.

ARTICLE IV

SECTION 4.1 Additional Holding Unitholders. To the extent a Holding Unitholder validly transfers any Class B Units or Class C Non-Voting Units to another Person in accordance and in full compliance with the LLC Agreement, then such transferee (each, a “Permitted Transferee”) shall execute and deliver a joinder to this Agreement, substantially in the form of Exhibit B, whereupon such Permitted Transferee shall become a Holding Unitholder hereunder. For the avoidance of doubt, a Holder of the Warrant that is not Fifth Third Bank or its Affiliates shall execute a joinder to this Agreement upon any exercise of the Warrant thereof by such Holder.

SECTION 4.2 Addresses and Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service, by fax, by electronic mail (delivery receipt requested) or by certified or registered mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be as specified in a notice given in accordance with this Section 4.2):

(a) If to the Corporation, to:

Vantiv, Inc. 8500 Governor’s Hill Drive Symmes Township, OH 45249
Attention:	General Counsel

with a copy to:

Weil Gotshal & Manges, LLP 100 Federal Street, Floor 34 Boston, Massachusetts 02110
Telephone:	(617) 772-8300

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Telecopy:	(617) 772-8333
Email:	marilyn.french@weil.com
Attention:	Marilyn French

(b) If to Holding, to:

Vantiv Holding, LLC 8500 Governor’s Hill Drive Symmes Township, OH 45249
Attention:	General Counsel

with a copy to:

Weil Gotshal & Manges, LLP 100 Federal Street, Floor 34 Boston, Massachusetts 02110
Telephone:	(617) 772-8300
Telecopy:	(617) 772-8333
Email:	marilyn.french@weil.com
Attention:	Marilyn French

(c) If to Fifth Third Bank or FTPS Partners, to:

Fifth Third Bank 38 Fountain Square Plaza Cincinnati, OH 45263
Telephone:	(513) 579-4300
Telecopy:	(513) 534-6757
Email:	paul.reynolds@53.com
Attention:	Paul Reynolds

with a copy to:

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004
Telephone:	(212) 558-4000
Telecopy:	(212) 291-9085
Email:	korrya@sullcrom.com and gladina@sullcrom.com
Attention:	Alexandra D. Korry and Andrew R. Gladin

(d) If to any other Holding Unitholder, to the address and other contact information set forth in the records of Holding from time to time.

SECTION 4.3 Further Assurances. The parties shall execute, deliver, acknowledge and file such further agreements and instruments and take such other actions as

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may be reasonably necessary from time to time to make effective this Agreement and the transactions contemplated herein.

SECTION 4.4 Termination. This Agreement shall terminate and be of no further force or effect only upon the latest to occur of the following: (i) no Class B Units remain outstanding; (ii) no Class C Non-Voting Units remain outstanding; and (iii) the Warrant having been fully exercised or expired in accordance with its terms.

SECTION 4.5 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of all of the parties and their respective successors and permitted assigns, including, for the avoidance of doubt, any successor or assign of the Corporation or Holding by operation of law. Neither the Corporation nor Holding may assign their obligations under this Agreement except by operation of law in connection with a Change of Control.

SECTION 4.6 No Third Party Beneficiaries. Neither this Agreement nor any provision hereof is intended to confer upon any Person (other than the parties hereto) any rights or remedies hereunder.

SECTION 4.7 Severability. The provisions of this Agreement shall be deemed not to be severable.

SECTION 4.8 Amendment; Waivers.

(a) No provision of this Agreement may be waived except by an instrument in writing executed by the party against whom the waiver is to be effective. No provision of this Agreement may be amended except by an instrument in writing executed by the Corporation, Holding, Fifth Third Bank (if Fifth Third Bank or its Affiliates at that time hold any Class B Units or Class C Non-Voting Units) and the holders of a majority of the then outstanding Class B Units and Class C Non-Voting Units other than Fifth Third Bank and its Affiliates.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

SECTION 4.9 Consent to Jurisdiction.

Each party agrees that it shall bring any action, suit, demand or proceeding (including counterclaims) in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby, exclusively in the Delaware Court of Chancery or, if unavailable, the United States District Court for the District of Delaware , in each case, sitting in the City of Wilmington, Delaware (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions contemplated hereby (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action, suit, demand or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv)

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agrees that service of process upon such party in any such action, suit, demand or proceeding shall be effective if notice is given in accordance with Section 4.2.

SECTION 4.10 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

SECTION 4.11 Tax Treatment. For purposes of the Code and the Treasury Regulations promulgated thereunder, this Agreement shall be treated as part of the LLC Agreement of Holding as described in Section 761(c) of the Code and Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) of the Treasury Regulations promulgated thereunder.

SECTION 4.12 Specific Performance. Each party hereto acknowledges that the remedies at law of the other parties for a breach or threatened breach of this Agreement would be inadequate and, in recognition of this fact, any party to this Agreement, without posting any bond or furnishing other security, and in addition to all other remedies that may be available, shall be entitled to seek equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available and no party shall oppose the granting of such relief on the basis that money damages would be sufficient.

SECTION 4.13 Independent Nature of Holding Unitholders’ Rights and Obligations. The obligations of each Holding Unitholder hereunder are several and not joint with the obligations of any other Holding Unitholder, and no Holding Unitholder shall be responsible in any way for the performance of the obligations of any other Holding Unitholder hereunder.

SECTION 4.14 Calculation of Damages. In any action, suit, demand or proceeding (including counterclaims) in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby, in the determination of any liability for damages by the Corporation in favor of any Holding Unitholder, the parties agree that the amount of any such damages shall be grossed up to reflect such Holding Unitholder’s ownership interest in Holding such that such Holding Unitholder’s damages equal (x) the amount of such damages divided by (y) (i) one (1), minus (ii) the percentage that such Holding Unitholder’s LLC Units (as of the date such damages are incurred) represents of the LLC Units then outstanding (expressed as a decimal).

SECTION 4.15 Governing Law. This Agreement (and all claims, controversies and causes of action, whether in contract, tort or otherwise) and the rights and obligations of the parties hereunder shall be governed by, and construed, interpreted and enforced in accordance with, the laws of the State of Delaware.

20

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered, all as of the date first set forth above.

VANTIV, INC.

By:	/s/ Charles D. Drucker
Name: Charles D. Drucker Title: President and Chief Executive Officer

VANTIV HOLDING, LLC

By:	/s/ Charles D. Drucker
Name: Charles D. Drucker Title: President and Chief Executive Officer

FIFTH THIRD BANK

By:	/s/ Greg D. Carmichael
Name: Greg D. Carmichael Title: EVP & Chief Operating Officer

By:	/s/ Paul L. Reynolds
Name: Paul L. Reynolds Title: EVP, Secretary & Chief Risk Officer

FTPS PARTNERS, LLC

By:	/s/ Paul L. Reynolds
Name: Paul L. Reynolds Title: EVP, Secretary & Chief Risk Officer

[SIGNATURE PAGE TO EXCHANGE AGREEMENT]

EXHIBIT A

[FORM OF]

ELECTION OF EXCHANGE

Vantiv Holding, LLC

8500 Governor’s Hill Drive

Symmes Township, OH 45249

Attention:         General Counsel

Reference is hereby made to the Exchange Agreement, dated as of March 21, 2012 (as amended from time to time in accordance with its terms, the “Exchange Agreement”), among Vantiv, Inc., Vantiv Holding, LLC, Fifth Third Bank, FTPS Partners, LLC and such other holders of Class B Units or Class C Non-Voting Units (as defined therein) from time to time party thereto. Capitalized terms used but not defined herein shall have the meanings given to them in the Exchange Agreement.

The undersigned Holding Unitholder hereby transfers to Holding the number of Class B Units or Class C Non-Voting Units set forth below in Exchange for a Cash Exchange Payment to the account set forth below or for shares of Class A Common Stock to be issued in its name as set forth below, as set forth in the Exchange Agreement, effective as of the Date of Exchange set forth below. The undersigned hereby acknowledges that the Exchange of Class B Units shall include the automatic cancellation of an equal number of outstanding shares of Class B Common Stock beneficially owned by the undersigned. The undersigned hereby acknowledges that if the LLC Units to be exchanged hereby represent in the aggregate 2% or less of all outstanding LLC Units, this Election of Exchange is revocable (without the Corporation’s consent) only by a written notice of revocation delivered to the Corporation at least ten (10) Business Days prior to the Date of Exchange.

Legal Name of Holding Unitholder:

Address:

Number of Class B Units to be Exchanged:

Number of Class C Non-Voting Units to be Exchanged:

Date of Exchange:

Cash Exchange Payment instructions:

The undersigned hereby represents and warrants that (i) the undersigned has requisite corporate or other entity power and authority to execute and deliver this Election of Exchange and to perform the undersigned’s obligations hereunder; (ii) this Election of Exchange has been duly executed and delivered by the undersigned and is the legal, valid and binding obligation of the undersigned enforceable against it in accordance with the terms thereof or hereof, as the case may be, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and the availability of equitable remedies; (iii) the undersigned has good and marketable title to its Class B Units, Class C Non-Voting Units and shares of Class B Common Stock that are subject to this Election of Exchange, and such Class B Units, Class C Non-Voting Units and shares of Class B Common Stock are being transferred to Holding free and clear of any pledge, lien, security interest, right of first refusal or other encumbrance; and (iv) no consent, approval, authorization, order, registration or qualification of, or any notice to or filing with, any third party or any court or governmental agency or body having jurisdiction over the undersigned or the Class B Units or Class C Non-Voting Units or shares of Class B Common Stock subject to this Election of Exchange is required to be obtained or made by the undersigned for the transfer of such Class B Units, Class C Non-Voting Units or shares of Class B Common Stock.

The undersigned hereby irrevocably constitutes and appoints any officer of the Corporation or Holding, as applicable, as the attorney of the undersigned, with full power of substitution and resubstitution in the premises, solely to do any and all things and to take any and all actions necessary to effect the Exchange elected hereby, including to transfer to Holding or the Corporation the Class B Units, Class C Non-Voting Units and the shares of Class B Common Stock subject to this Election of Exchange and to deliver to the undersigned the cash or the shares of Class A Common Stock to be delivered in Exchange therefor.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Election of Exchange to be executed and delivered by the undersigned or by its duly authorized attorney.

By:
Name: Title:

EXHIBIT B

[FORM OF]

JOINDER AGREEMENT

This Joinder Agreement (“Joinder Agreement”) is a joinder to the Exchange Agreement, dated as of March 21, 2012 (the “Agreement”), among Vantiv, Inc. (the “Corporation”), Vantiv Holding, LLC (“Holding”), Fifth Third Bank, FTPS Partners, LLC and each of the other Holding Unitholders from time to time party thereto. Capitalized terms used but not defined in this Joinder Agreement shall have the meanings given to them in the Agreement. This Joinder Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. In the event of any conflict between this Joinder Agreement and the Agreement, the terms of this Joinder Agreement shall control.

The undersigned hereby joins and enters into the Agreement having acquired Class B Units or Class C Non-Voting Units (including by exercise of the Warrant). By signing and returning this Joinder Agreement to the Corporation and Holding, the undersigned (i) accepts and agrees to be bound by and subject to all of the terms and conditions of and agreements of a Holding Unitholder in the Agreement, with all attendant rights, duties and obligations of a Holding Unitholder thereunder and (ii) makes, as of the date hereof, each of the representations and warranties of a Holding Unitholder in Section 3.3 of the Agreement as fully as if such representations and warranties were set forth herein. The parties to the Agreement shall treat the execution and delivery hereof by the undersigned as the execution and delivery of the Agreement by the undersigned and, upon receipt of this Joinder Agreement by the Corporation and Holding, the signature of the undersigned set forth below shall constitute a counterpart signature to the signature page of the Agreement.

Name:

Address for Notices:	With copies to:

Attention:

B-1

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Joinder Agreement to be executed and delivered by the undersigned or by its duly authorized attorney.

By:
Name: Title:

Acknowledged as of             , 20            :

VANTIV, INC.

By:
Name: Title:

VANTIV HOLDING, LLC

By:
Name: Title:

B-2

Exhibit C

Execution Version

VANTIV HOLDING, LLC

A Delaware Limited Liability Company

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of March 21, 2012

THE UNITS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE TRANSFERRED AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR AN EXEMPTION THEREFROM.

THE UNITS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SPECIFIED HEREIN, AND THE COMPANY RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH UNITS UNTIL SUCH TRANSFER IS IN COMPLIANCE HEREWITH.

TABLE OF CONTENTS

(continued)

TABLE OF CONTENTS

(continued)

Page
Exhibits and Schedules

Schedule I Members

Exhibit A Notice Addresses of CEO
Exhibit B Tax Representations

VANTIV HOLDING, LLC

A Delaware Limited Liability Company

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of March 21, 2012

This SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (as amended from time to time in accordance with its terms, this “Agreement”) of VANTIV HOLDING, LLC (formerly known as FTPS Holding, LLC), a Delaware limited liability company (the “Company”), is made as of the date first written above and effective immediately prior to the occurrence of the initial public offering of Class A Common Stock (as herein defined) of Vantiv, Inc. (“Vantiv”), a Delaware corporation (the “Effective Date”), by and among:

(i)	Vantiv;

(ii)	Fifth Third Bank, a bank chartered under the Laws of the State of Ohio (“FTB”);

(iii)	FTPS Partners, LLC, a Delaware limited liability company (“FTPSP”);

(iv)	the Company; and

(v)	each other Person who at any time after the Effective Date becomes a Member in accordance with the terms of this Agreement and the Act.

Any reference in this Agreement to Vantiv, FTB, FTPSP or any other Member shall be deemed to include such Member’s Successors in Interest to the extent such Successors in Interest have become Members in accordance with the provisions of this Agreement.

All capitalized terms used in this Agreement are defined in Article I.

R E C I T A L S

WHEREAS, (i) the Company was formed as a limited liability company under the Delaware Limited Liability Company Act, Title 6, Sections 18-101 et seq. (as amended from time to time, the “Act”), by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware on December 11, 2008 (the “Filing Date”);

WHEREAS, the then-Members of the Company set forth certain agreements governing the relations among the members in a Limited Liability Company Agreement dated as of February 24, 2009 (as amended to date, the “Original Agreement”);

WHEREAS, in connection with (i) Vantiv’s purchase of 50,930,455 Class A Units, representing 50.93% of the Units, from FTB pursuant to the terms, and subject to the conditions of, that certain Master Investment Agreement, dated as of March 27, 2009, as amended June 30, 2009, by and among Vantiv, FTB, the Company, Fifth Third Financial Corporation, an Ohio corporation, and Vantiv, LLC (formerly known as FTPS Opco, LLC) (“Opco”), a Delaware limited liability company (as amended from time to time in accordance with its terms, the “Master Investment Agreement”), and (ii) JPDN Enterprises, LLC’s (“JPDN”) purchase of 69,545 Class A Units and 66,818 Class B Units from FTB, the then Members amended and restated the Original Agreement by entering into the Amended and Restated Limited Liability Company Agreement of the Company on June 30, 2009 (the “First Amended Agreement”);

WHEREAS, the Company, Vantiv and their respective equity holders desire to have Vantiv effect an initial public offering and in connection therewith to effect a recapitalization of the Company and Vantiv, and an amendment and restatement of the First Amended Agreement in its entirety as set forth herein; and

WHEREAS, coincident herewith, the Company, Vantiv and FTB are entering into the Exchange Agreement, the Registration Rights Agreement and the Vantiv Certificate, all of which are integral to the amendment and restatement of the First Amended Agreement;

NOW THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, the sufficiency of which is hereby acknowledged, the parties agree that the First Amended Agreement is hereby amended and restated in its entirety as follows:

ARTICLE I - DEFINITIONS

SECTION 1.1 Definitions.

The following terms shall have the following meanings for purposes of this Agreement:

“Act” has the meaning set forth in the recitals above.

“Adjusted Capital Account Deficit” means, with respect to any Member, the deficit balance, if any, in such Member’s Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

(i) Credit to such Capital Account any amounts which such Member is obligated to restore pursuant to any provision of this Agreement or is deemed obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) Debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of “Adjusted Capital Account Deficit” is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and shall be interpreted and applied by the Managing Member consistently therewith and any interpretation and application thereof by the Managing Member shall be made in accordance with Section 4.2(c)(xiv).

“Advancement Agreement” means the Advancement Agreement by and between Vantiv and the Company, dated as of the date hereof, as amended from time to time in accordance with its terms.

“Advent Group” has the meaning set forth in Section 4.7(a).

“Advent Group Member” has the meaning set forth in Section 4.7(a).

“Advent Stockholders” means any investment fund affiliates of Advent International Corporation (or any successor) that hold shares of Class A Common Stock.

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with, such Person; it being understood that “control” or any correlative version thereof in this Agreement shall have the meaning ascribed thereto in Rule 12b-2 under the Exchange Act.

“Agreement” has the meaning set forth in the preamble above.

“Approved Replacement” means each of Dan Poston, Joe Robinson and Bruce Lee, and, prior to any change of control of FTB, any individuals then employed by FTB and/or its Affiliates (and, for the avoidance of doubt, no such individual shall be employed by any acquirer in such change of control and/or its Affiliates) proposed by FTB after the date hereof as replacements of such individuals.

“Assignee” means any transferee to which a Member or another Assignee has transferred its Economic Interest in the Company in accordance with the terms of this Agreement, but who is not a Member.

“Bankruptcy” means, with respect to any Person, the occurrence of any of the following events: (i) the filing of an application by such Person for, or a consent to, the appointment of a trustee or custodian of its assets; (ii) the filing by such Person of a voluntary petition in bankruptcy or the seeking of relief under Title 11 of the United States Code, as now constituted or hereafter amended, or the filing of a pleading in any court of record admitting in writing its inability to pay its debts as they become due; (iii) the making by such Person of a general assignment for the benefit of creditors; (iv) the filing by such Person of an answer admitting the material allegations of, or its consenting to, or defaulting in answering, a bankruptcy petition filed against it in any bankruptcy proceeding or petition seeking relief under Title 11 of the United States Code, as now constituted or as hereafter amended; or (v) the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Person a bankrupt or insolvent or for relief in respect of such Person or appointing a trustee or custodian of its assets and the continuance of such order, judgment or decree unstayed and in effect for a period of ninety (90) consecutive days.

“Book Item” has the meaning set forth in Section 5.3(d)(i)(A).

“Business” has the meaning set forth in the Master Investment Agreement.

“Business Day” means any day of the year other than a Saturday, a Sunday or any other day on which banking institutions in Ohio are required or authorized by Law to close.

“Business Plan” means any business plan approved in accordance with Section 4.2.(c)(vi) and, subject to Section 4.2.(c)(vi), by which the business affairs of the Company and the Subsidiaries shall be conducted and which, for any year, shall include, among other things, (a) the Company’s and the Subsidiaries’ business strategy and organizational structure, (b) basic goals, (c) parameters of the Company’s and the Subsidiaries’ business purpose, (d) projected revenues, expenses (including compensation packages for any executive officers), financing plans and limitations on the incurrence of indebtedness, cash flows, the number and aggregate amount of grants for that year to executive officers under any equity incentive plan, (e) appointment of agents or advisers, (f) strategic alliances of the Company and the Subsidiaries, (g) an annual operating budget (including operating projections of the Company and the Subsidiaries covering not less than the next three succeeding fiscal years) and (h) an annual capital budget (including the projected capital expenditures of the Company and the Subsidiaries covering not less than the next fiscal year).

“Capital Account” means, with respect to any Member, the Capital Account maintained for such Member in accordance with the following provisions:

(a) To each Member’s Capital Account there shall be credited such Member’s Capital Contribution, such Member’s distributive share of Net Income and any item in the nature of income or gain which is specially allocated to such Member pursuant to Section 5.3(c), and the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member;

(b) To each Member’s Capital Account there shall be debited the amount of cash and the Gross Asset Value of any property distributed to such Member pursuant to any provision of this Agreement, such Member’s distributive share of Net Loss and any item in the nature of expense or loss which is specially allocated to such Member pursuant to Section 5.3(c), and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company;

(c) In the event all or a portion of an interest in the Company is Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred interest; and

(d) In determining the amount of any liability for purposes of subparagraphs (a) and (b) in this definition and Section 5.3(b), there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing definition and other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Code Section 704(b) and the Regulations promulgated thereunder and shall be interpreted and applied by the Company and the Managing Member in accordance with Section 4.2(c)(xiv) in a manner consistent with such Regulations.

“Capital Contribution” means, with respect to any Person, the amount of cash and the initial Gross Asset Value of any property (other than money) contributed to the Company or any Subsidiary by such Person (or its predecessors in interest) in respect of a Membership Interest. If any Member (A) is required to make an indemnity payment to the Company pursuant to Article VII of the Master Investment Agreement or (B) pays any amount which gives rise to a tax deduction of the Company, such payment shall be treated as a Capital Contribution by the Member.

“Certificate” has the meaning set forth in Section 2.1.

“Change of Control” means any (i) merger, consolidation or other business combination of Vantiv or the Company (or any Subsidiary or Subsidiaries that alone or together represent all or substantially all of Vantiv’s or the Company’s consolidated business at that time) or any successor or other entity owning or holding substantially all the assets of Vantiv or the Company and their respective Subsidiaries that results in the holders of Class A Common Stock and the holders of Units (in the case of Vantiv) or the holders of Units (in the case of the Company) immediately before the consummation of such transaction, or a series of related transactions, holding, directly or indirectly, less than fifty percent (50%) of the voting power of Vantiv or the Company (or such Subsidiary or Subsidiaries) or any successor or other entity owning or holding substantially all the assets of Vantiv or the Company and their respective Subsidiaries or the surviving entity thereof, as applicable, immediately following the consummation of such transaction or series of related transactions; it being understood that such ownership shall be evaluated on a combined basis (i.e, on an as converted basis and without regard to any voting power or ownership limitation on FTB and its Affiliates) so that any ownership interest in Vantiv shall be aggregated with any ownership interest in the Company or any other Subsidiary of Vantiv or any such successor; and it being further understood that no Change of Control shall be deemed to occur to the extent the acquirer thereof is any of the Advent Stockholders or their Affiliates or FTB or any of its Affiliates or any Person with whom any of the foregoing has formed a joint venture or has otherwise formed a Group with respect to such Change of Control; (ii) transfer, in one or a series of related transactions, of (x) with respect to the Company or any successor or other entity owning or holding substantially all the assets of the Company and its Subsidiaries, Units (or other equity interests) representing fifty percent (50%) or more of the voting power of the Company (or such Subsidiary or Subsidiaries) or such successor or other entity, to a Person or Group (other than Vantiv and any of its Subsidiaries, the Advent Stockholders or any of their Affiliates or FTB or any of its Affiliates or any Person with whom any of the foregoing has formed a joint venture or has otherwise formed a Group with respect to such Change of Control), and (y) with respect to Vantiv or any successor or other entity owning or holding substantially all the assets of Vantiv and its Subsidiaries, shares of Class A Common Stock (or other equity interests) that results in any Person or Group (other than Vantiv or any of its Subsidiaries, the Advent Stockholders or their Affiliates or FTB or its Affiliates or any Person with whom any of the foregoing has formed a joint venture or has otherwise formed a Group with respect to such Change of Control) owning or holding, directly or indirectly, (A) shares of Class A Common Stock entitled to elect a majority of the board of directors of Vantiv or the board of directors of any such successor or other entity or (B) fifty percent (50%) or more of the shares of Class A Common Stock (or equity interests) of Vantiv (or such Subsidiary or Subsidiaries) or any such successor or other entity; it being understood that such ownership shall be evaluated on a combined basis (i.e. on an as-converted basis) so that any ownership interest in Vantiv shall be aggregated with any ownership interest in the Company or any other Subsidiary of Vantiv or any such successor; or (iii) sale or other disposition in one or a series of related transactions of all or substantially all of the assets of Vantiv or the Company and their respective Subsidiaries; it being understood that no Change of Control shall be deemed to occur to the extent the acquirer of such assets is any of the Advent Stockholders or their Affiliates or FTB or any of its Affiliates or any Person with whom any of the foregoing has formed a joint venture or has otherwise formed a Group with respect to such Change of Control. Notwithstanding anything to the contrary contained herein, for purposes of determining whether a Change of Control has occurred, it shall be assumed that all Class B Units have been exchanged for shares of Class A Common Stock (or equity interests of any successor or other entity owning or holding substantially all the assets of Vantiv and its Subsidiaries) immediately prior to any such merger, consolidation, other business combination or transfer and there is no limitation on the voting power or ownership limitation on FTB and its Affiliates.

“Chief Financial Officer” has the meaning set forth in Section 4.3(f).

“Class A Common Stock” means the Class A common stock, par value $0.00001 per share, of Vantiv, or the common stock or other equity securities for which such common stock has been converted or exchanged of a successor corporation or entity. “Class A Units” has the meaning set forth in Section 3.1.

“Class B Common Stock” means the Class B common stock, no par value, of Vantiv, or the common stock or other equity securities for which such common stock has been converted or exchanged of a successor corporation or entity.

“Class B Units” has the meaning set forth in Section 3.1.

“Class C Non-Voting Unit” has the meaning set forth in Section 3.1.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor statute.

“Commission” means the Securities and Exchange Commission and any successor thereto.

“Company” has the meaning set forth in the preamble above.

“Company Minimum Gain” has the same meaning as “partnership minimum gain” set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

“Competitor” means any of JPMorgan & Chase Co., Bank of America Corporation, US Bancorp. or Wells Fargo & Co. or any successors to their respective processing businesses.

“Covered Claim” has the meaning set forth in Section 4.6(a).

“Covered Person” has the meaning set forth in Section 4.6(a).

“Covered Proceeding” has the meaning set forth in Section 4.6(b).

“Credit Agreement” means the Loan Agreement, dated on or about March 27, 2012 among Opco, the Lenders party thereto from time to time, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other agents party thereto, as it exists on March 27, 2012.

“Depreciation” means, for each fiscal year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such fiscal year or other period, except that (i) if the Gross Asset Value of an asset acquired from any Person other than FTB or FTPSP differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year or other period, and which difference is being eliminated by use of the “remedial allocation method” defined by Regulations Section 1.704-3(d), Depreciation for such fiscal year or other period shall be the amount of book basis recovered for such fiscal year or other period under the rules prescribed by Regulations Section 1.704-3(d)(2), and (ii) with respect to any other asset whose Gross Asset Value differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that, in the case of clause (ii) above, if the federal income tax depreciation, amortization or other cost recovery deduction for such year is zero, Depreciation shall be calculated with reference to such beginning Gross Asset Value using any reasonable method selected by the Managing Member in accordance with Section 4.2(c)(xiv).

“Depreciation Recapture” has the meaning set forth in Section 5.3(d)(i)(B)(II).

“Distributions” has the meaning set forth in Section 5.4(c).

“Economic Interest” means a Member’s or Assignee’s share of the Company’s Net Income, Net Loss and distributions pursuant to this Agreement, but shall not include any right to participate in the management or affairs of the Company, including the right to vote on, consent to, or otherwise participate in, any decision of the Members, or any right to receive information concerning the business and affairs of the Company, in each case, except as expressly otherwise provided in this Agreement.

“Effective Date” has the meaning set forth in the preamble above.

“Equity Value” means (i) the equity value of Vantiv and its Subsidiaries, as a whole, based on the pre-tax aggregate net proceeds (including cash, the Fair Market Value of other property and the present value of any deferred consideration) received or to be received by its stockholders (assuming that all Class B Units and all Class C Units underlying the Warrant (on an as-exercised basis) have been exchanged for shares of Class A Common Stock pursuant to the Exchange Agreement at such time), plus (ii) the aggregate amount of any Distributions (other than Quarterly Distributions) made to holders of Class B Units or Class C Units to and until the date of such Change of Control.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

“Exchange Agreement” means the Exchange Agreement, dated as of March 21, 2012, among Vantiv, the Company, FTB, and such other holders of Class B Units or Class C Non-Voting Units of the Company from time to time party thereto, as it may be amended from time to time in accordance with its terms.

“Expenses” has the meaning set forth in Section 4.6(a).

“Filing Date” has the meaning set forth in the recitals above.

“FTB” has the meaning set forth in the preamble above.

“FTB Group Member” has the meaning set forth in Section 4.7(f).

“FTPSP” has the meaning set forth in the preamble above.

“GAAP” has the meaning set forth in Section 7.1.

“Government Entity” means any federal, state, local or foreign government, governmental subdivision, administrative body or other governmental or quasi-governmental agency, tribunal, court or other entity with competent jurisdiction.

“Gross Asset Value” means, with respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset on the date of the contribution, as reasonably determined by the Managing Member in accordance with Section 4.2(c)(xiv).

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Managing Member in accordance with Section 4.2(c)(xiv), as of the following times:

(i) the acquisition of an additional Membership Interest in the Company after the date of this Agreement by an existing Member or new Member in exchange for more than a de minimis Capital Contribution, if the Managing Member reasonably determines in accordance with Section 4.2(c)(xiv) that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(ii) the distribution by the Company to a Member of more than a de minimis amount of Company property as consideration for a Membership Interest in the Company, if the Managing Member reasonably determines in accordance with Section 4.2(c)(xiv) that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(iii) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); and

(iv) the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of being a Member if the Managing Member reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; and

(v) such other times as the Managing Member shall reasonably determine necessary or advisable in accordance with Section 4.2(c)(xiv) in order to comply with Regulations Sections 1.704-1(b) and 1.704-2.

(c) The Gross Asset Value of any Company asset distributed to a Member shall be the gross fair market value of such asset on the date of distribution, as reasonably determined by the Managing Member in accordance with Section 4.2(c)(xiv).

(d) The Gross Asset Values of Company assets shall be increased (or decreased) in accordance with Section 4.2(c)(xiv) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (d) to the extent that the Managing Member reasonably determines in accordance with Section 4.2(c)(xiv) that an adjustment pursuant to subparagraph (b) of this definition of Gross Asset Value is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

(e) The Gross Asset Value of a Company asset shall be adjusted in accordance with Section 4.2(c)(xiv) by the Depreciation, if any, taken into account by the Company with respect to computing Net Income or Net Loss.

“Group” means “group” (within the meaning of Section 13(d)(3) of the Exchange Act).

“IRS” means the United States Internal Revenue Service.

“Law” means any law, statute, ordinance, rule, regulation, code, Order, judgment, injunction or decree enacted, issued, promulgated, enforced or entered by a Government Entity or Self-Regulatory Organization (including, for the sake of clarity, any policy statement or interpretation that has the force of law with respect to any of the foregoing, and including common law).

“Leverage Ratio” means, as of the date of determination thereof, the ratio of Total Funded Debt of Opco and its Restricted Subsidiaries as of such date to Consolidated EBITDA for the period of four (4) fiscal quarters then ended. All capitalized terms used in this definition of “Leverage Ratio” and not defined herein shall have the meanings ascribed to such terms in the Credit Agreement.

“LTM EBITDA” means, as of any measurement date, EBITDA for the twelve (12) months ended as of the last day of the month immediately preceding such measurement date.

“Management Equity Incentive Plan” means the Company’s 2009 Management Phantom Equity Plan, as amended, from time to time.

“Managing Member” means Vantiv, Inc. or any of its successors or permitted assigns, or any subsequent successor or permitted assign, in its capacity as the Managing Member.

“Master Investment Agreement” has the meaning set forth in the recitals above.

“Member” means Vantiv, FTB and FTPSP, and each other Person who is admitted hereafter as a Member in accordance with the terms of this Agreement, but only to the extent such Person has not ceased to be a Member pursuant to Section 6.1. The Members shall comprise the “members” (as that term is defined and used in the Act) of the Company.

“Member Nonrecourse Debt” has the same meaning as the term “partner nonrecourse debt” set forth in Regulations Section 1.704-2(b)(4).

“Member Nonrecourse Debt Minimum Gain” means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

“Member Nonrecourse Deductions” has the same meaning as the term “partner nonrecourse deductions” set forth in Regulations Sections 1.704-2(i)(1) and 1.704-2(i)(2).

“Membership Interest” means a Member’s ownership interest in the Company at the relevant time, including its Economic Interest and rights as a Member.

“Net Income” and “Net Loss” means, for each fiscal year or other period, an amount equal to the Company’s taxable income or loss for such fiscal year or period, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss) with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and to the extent not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition of Net Income or Net Loss, shall be added to such income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and to the extent not otherwise taken into account in computing Net Income or Net Loss pursuant to this definition of Net Income or Net Loss, shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraphs (b) or (c) of the definition of Gross Asset Value in this Agreement, the amount of such adjustment shall be taken into account as gain (if the adjustment increases the Gross Asset Value of the asset) or loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset for purposes of computing Net Income or Net Loss;

(d) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e) In lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Income or Net Loss; and

(g) Any items which are specially allocated pursuant to the provisions of Section 5.3(c) shall not be taken into account in computing Net Income or Net Loss.

“New Activity” has the meaning set forth in Section 2.4(b)(i).

“New Activity Notice” has the meaning set forth in Section 2.4(b)(i).

“New Securities” means (a) any shares of capital stock of Vantiv, whether or not currently authorized, or (b) any rights, options or warrants to purchase any shares of capital stock of Vantiv, and non-equity securities of any type whatsoever that are, or may become convertible into, or exchangeable for, such shares, in any case, whether issued on or after the Effective Date.

“Nonrecourse Deductions” has the meaning set forth in Regulations Section 1.704-2(b)(1) and 1.704-2(c).

“Nonrecourse Liability” has the meaning set forth in Regulations Section 1.752-1(a)(2).

“Non-Competitor COC” has the meaning set forth in the definition of Trigger Event.

“Officer” means each Person designated as an officer of the Company or of any Subsidiary pursuant to and in accordance with the provisions of Section 4.3, subject to the determination of the Managing Member appointing such Person as an officer or relating to such appointment.

“Opco” has the meaning set forth in the Recitals.

“Order” means any order, injunction, judgment, decree, writ or other enforcement action of a Government Entity.

“Other Investments” has the meaning set forth in Section 4.7(a).

“Parent” means, with respect to any Person, a Person that has control of such Person.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a joint venture, a Government Entity, a trust or other entity or organization.

“Preferred Stock” means one or more series of Preferred Stock issued from time to time by Vantiv.

“President” has the meaning set forth in Section 4.3(e).

“Proceeding” has the meaning set forth in Section 4.6(b).

“Quarterly Distributions” has the meaning set forth in Section 5.4.

“Quarterly Estimated Tax Liability with respect to the Company’s Income” has the meaning set forth in Section 5.4(a).

“Registration Rights Agreement” means the Registration Rights Agreement by and among Vantiv, FTB, FTPSP, JPDN and the other parties from time to time party thereto, dated as of the date hereof, as amended from time to time in accordance with its terms.

“Regulations” means the Income Tax Regulations, including temporary Regulations, promulgated under the Code, as such Regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Regulatory Allocations” has the meaning set forth in Section 5.3(c)(i)(F).

“Regulatory Approval” has the meaning set forth in Section 2.4(b)(i).

“Secretary” has the meaning set forth in Section 4.3(h)(i).

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

“Self-Regulatory Organization” means the Financial Industry Regulatory Authority, the American Stock Exchange, the National Futures Association, the Chicago Board of Trade, the New York Stock Exchange, any national securities exchange (as defined in the Exchange Act), any other securities exchange, futures exchange, contract market, any other exchange or corporation or similar self-regulatory body or organization.

“Subsidiary” means any Person of which (i) a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by the Company and/or any other Subsidiary or (ii) the Company and/or any other Subsidiary is entitled, directly or indirectly, to appoint a majority of the board of directors or comparable body of such Person.

“Successor in Interest” means any (i) trustee, custodian, receiver or other Person acting in any Bankruptcy or reorganization proceeding with respect to, (ii) assignee for the benefit of the creditors of, (iii) trustee or receiver, or current or former officer, director, manager or partner, or other fiduciary acting for, or with respect to, the dissolution, liquidation or termination of, or (iv) other executor, administrator, committee, legal representative or other successor or assign of, any Member, whether by operation of Law or otherwise.

“Tax Matters Member” has the meaning set forth in Section 7.4(c).

“Tax Receivable Agreements” means those certain tax receivable agreements, dated as of the date hereof, by and between Vantiv and each of (i) FTB, (ii) the Advent Stockholders and (iii) JPDN, as amended from time to time in accordance with their terms.

“Transfer” means, with respect to any Units, (i) when used as a verb, to sell, assign, dispose of, exchange, pledge, encumber, hypothecate or otherwise transfer such Units or any participation or interest therein, whether directly or indirectly, or to agree or commit to do any of the foregoing, and (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, encumbrance, hypothecation or other transfer of such Units or any participation or interest therein, or any agreement or commitment to do any of the foregoing, including in each case through the Transfer of any Person holding such Units or any interest in such Person; it being understood that a Transfer of a controlling interest in any Person holding such Units shall be deemed to be a Transfer of all of the Units held by such Person. For the avoidance of doubt, the transfer of the Warrant shall not be deemed to be a Transfer. Notwithstanding anything to the contrary in this Agreement, no Transfer of an interest in any Person which is a public company, including in Vantiv, shall be deemed to constitute a Transfer of any Units.

“Trigger Event” means the earlier to occur of any of the following (i) FTB (together with its Affiliates) Transferring (other than as a result of an acquisition of control of FTB or any of its direct or indirect Parent companies by any Person) a number of shares of the

Common Stock of Vantiv equal to more than 50% of the shares of the Common Stock of Vantiv it holds immediately following the initial public offering of the Common Stock of Vantiv (but not including any shares of Common Stock of Vantiv that FTB or its Affiliates sell to Vantiv in exchange for a portion of the proceeds of such initial public offering), calculating such ownership on a combined basis (i.e., on an as-converted basis) so that any ownership interest of FTB and its Affiliates in Vantiv shall be aggregated with any ownership interest of FTB and its Affiliates in the Company or any other Subsidiary of Vantiv or any successor, (ii) any Competitor acquires control of FTB or any of its direct or indirect Parent companies, (iii) (A) any Government Entity acquires more than a twenty percent (20%) interest (which interest either votes generally in the election of all directors and all other matters brought before the stockholders or otherwise carries with it any material negative consent or approval rights) in FTB or any of its direct or indirect Parent companies (a “Government Investment”), or (B) any Person other than a Competitor acquires control of Fifth Third Bank or any of its direct or indirect Parent companies (a “Non-Competitor COC”) and, in the case of either a Government Investment or Non-Competitor COC, any change of fifty percent (50%) or more of the Class B Directors occurs as a result of such Government Investment or Non-Competitor COC (for the avoidance of doubt, any death, disability, voluntary replacement from a list of Approved Replacements or (to the extent occurring more than nine months following any such Government Investment or Non-Competitor COC) voluntary resignation, shall not constitute a change for purposes of this clause (iii)), or (iv) FTB or any of its direct or indirect Parent companies goes into Bankruptcy, receivership or conservatorship or any similar event.

“Units” has the meaning set forth in Section 3.1.

“Vantiv” has the meaning set forth in the preamble above.

“Vantiv Certificate” means the Amended and Restated Certificate of Incorporation of Vantiv, as it may be amended from time to time in accordance with its terms.

“Warrant” means the Warrant No. 1, issued by the Company as of June 30, 2009 and any warrant issued pursuant thereto in accordance with its terms.

SECTION 1.2 Terms Generally.

(a) Numbers. The definitions in Section 1.1 shall apply equally to both the singular and plural forms of the terms defined.

(b) Gender. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

(c) Including. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”

(d) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(e) Dollars. Any reference in this Agreement to “dollars” or “$” shall mean the lawful currency of the United States of America.

(f) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references to “Sections” and “Articles” shall refer to Sections and Articles of this Agreement unless otherwise specified.

(g) Exhibits. The exhibits to this Agreement are hereby incorporated and made a part of this Agreement and are an integral part of this Agreement. All exhibits annexed hereto or referred to in this Agreement are hereby incorporated in and made a part of this Agreement as if set forth in full in this Agreement. Any capitalized terms used in any exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(h) Negotiation. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II - GENERAL PROVISIONS

SECTION 2.1 Formation. The Company was organized as a Delaware limited liability company by the execution and filing of a Certificate of Formation on the Filing Date with the Secretary of State of the State of Delaware (as amended from time to time, the “Certificate”), under and pursuant to the Act. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

SECTION 2.2 Name. The name of the Company is “Vantiv Holding, LLC,” and all Company business shall be conducted in that name or in such other names that comply with applicable Law as the Managing Member may select from time to time.

SECTION 2.3 Term. The term of the Company commenced on the Filing Date and shall continue in existence perpetually until termination or dissolution in accordance with the provisions of Section 6.2.

SECTION 2.4 Purpose; Powers.

(a) General Powers. The nature of the business or purposes to be conducted or promoted by the Company is to continue the Business and, subject to the terms of this Agreement, the direction of the board of directors of the Managing Member (consistent with the Vantiv Certificate) and the Exchange Agreement, to engage in any act or activity which may be lawfully conducted by a limited liability company under the Act and the Laws of any other jurisdictions in which the Company engages in such activities. The Company may engage in any and all activities necessary, desirable or incidental to the accomplishment of the foregoing, subject to the foregoing. Notwithstanding anything in this Agreement to the contrary, nothing set forth in this Agreement shall be construed as authorizing the Company to possess any purpose or power, or to do any act or thing, forbidden by Law to a limited liability company organized under the Laws of the State of Delaware. All matters material to the affairs and business of the Company shall be determined by the board of directors of the Managing Member.

(b) Certain Regulatory Restrictions.

(i) Notwithstanding anything to the contrary in this Agreement, the Company and the Members acknowledge that FTB and its Affiliates are subject to regulatory oversight by bank regulatory authorities in various jurisdictions (including the Board of Governors of the Federal Reserve System and other Government Entities, including the State of Ohio’s Division of Financial Institutions) with jurisdiction over FTB or its Affiliates and that FTB or its Affiliates may be required to obtain regulatory approvals from, or provide notice to, such authorities, prior to, or provide notice to such authorities following, the engagement by the Company or Vantiv (by virtue or its holding company status or otherwise) or any Subsidiary in certain activities or consummation of certain investments (“Regulatory Approval”). Notwithstanding anything to the contrary in this Agreement, neither Vantiv, the Company nor any Subsidiary shall engage in any business that may reasonably require FTB or an Affiliate of FTB to seek Regulatory Approval, whether under the Bank Holding Company Act, Ohio Law or other applicable Law (a “New Activity”), whether by acquisition, investment or organic growth, without first sending written notice to FTB (the “New Activity Notice”) and FTB having notified the Managing Member that the New Activity is permissible, and, if dependent upon Regulatory Approval, that such Regulatory Approval has been obtained. Within thirty (30) days after receipt of the New Activity Notice, FTB must notify the Managing Member in writing (i) whether, based on the advice of legal counsel, such New Activity would be permissible for FTB and/or its Affiliates to make or engage in directly under all applicable banking Laws and (ii) that either (A) no Regulatory Approval with respect to FTB and/or its Affiliates is required for such New Activity, or (B) any required Regulatory Approval with respect to such New Activity has been or will within a reasonable amount of time be obtained by FTB and/or its Affiliates. FTB shall subsequently notify the Managing Member whether any required Regulatory Approval referenced in clause (B) above has been obtained. None of Vantiv, the Company nor any Subsidiary shall engage in such New Activity if FTB notifies it that such activity is impermissible or until required Regulatory Approvals are obtained; it being understood that a Regulatory Approval shall not be deemed obtained until the expiration of any applicable waiting periods or the receipt of any necessary approval, as applicable.; provided, that if (1) such New Activity relates to an acquisition (whether by contribution or otherwise) of assets or securities or investment in any other Person by the Company or any of its Subsidiaries, in one or a series of related acquisitions, for a value exceeding $175,000,000, and (2) the effect of obtaining such Regulatory Approval would materially adversely affect FTB with respect to its regulatory capital or permissible banking activities, or would impose material burdensome regulatory conditions on FTB with respect to its regulatory capital, then such New Activity shall be deemed not to be permissible unless the Company or its subsidiaries (i) use their reasonable best efforts to make accommodations to relieve FTB from the additional material burden of such conditions and (ii) if such material burden is not removed despite such reasonable best efforts, reimburse FTB for the impact or the cost of complying with such conditions, including if applicable, as set forth in the succeeding proviso; provided, further, however, that FTB recognizes that the Company may seek to establish a “financial subsidiary” (as defined under Federal Reserve Regulation H) to engage (and only to engage) in acquisitions of foreign companies and, with appropriate regulatory authority, such establishment and acquisitions shall be permissible so long as either (1) such acquisition or investment has a value of less than $175,000,000 or (2) (a) the Federal Reserve does not impose any conditions upon FTB that are materially more burdensome than the precedent set forth in the applicable regulations with respect to the establishment of such a subsidiary or any acquisition thereby and (b) FTB and the Company act in good faith to determine any incremental cost of capital charge for the benefit of FTB appropriate for any net capital deduction by FTB resulting from any acquisition by such subsidiary and reimburse FTB for such incremental cost, it being understood that any expected increase in the value of FTB’s holdings of the Company’s shares may offset all or part of such charge (but in no event will result in any payment by FTB to the Company).

(ii) Vantiv and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable, as promptly as possible, to assist FTB or its Affiliates in obtaining any Regulatory Approval necessary for FTB or its Affiliates to qualify or continue its ownership interest in Vantiv and the Company as a permissible investment, including by (i) making appropriate filings and submissions to any Government Entity required by Law applicable to Vantiv, the Company or the Subsidiaries or FTB or its Affiliates and (ii) providing any information to FTB as may be reasonably requested by FTB or its Affiliates in connection therewith and (iii) executing and delivering additional documents necessary to consummate the transactions contemplated by this Agreement in connection therewith. FTB shall use its reasonable best efforts to obtain any Regulatory Approval as promptly as possible; provided that FTB will exercise reasonable best efforts to minimize disclosure of any confidential or proprietary information relating to the Company and to seek confidential treatment for any such information, in each case, to the maximum extent allowed under applicable Law.

(iii) The obligations of Vantiv, the Company and the Members set forth in this Section 2.4(b) shall terminate and be of no further force or effect in the event that FTB and its Affiliates are no longer deemed to control Vantiv or the Company under applicable banking Laws, as the Company (acting through its Managing Member) and FTB mutually determine in good faith, in consultation with regulators or otherwise (such matter, at the option of FTB, being conclusively demonstrated by a non-control determination by the Board of Governors of the Federal Reserve System and/or any other applicable banking regulator).

(c) Company Action. Subject to the provisions of this Agreement, including the limitations set forth in Section 2.4(a), except as prohibited by applicable Law, (i) the Company may, with the approval of the Managing Member, enter into and perform any and all documents, agreements and instruments contemplated by such approval, all without any further act, vote or approval of any other Member and (ii) the Managing Member may authorize any Person (including any other Member or Officer) to enter into and perform any document on behalf of the Company.

SECTION 2.5 Foreign Qualification. Prior to the Company’s or any Subsidiary’s conducting business in any jurisdiction other than Delaware, the Managing Member shall cause the Company or such Subsidiary to comply, to the extent procedures are available and those matters are reasonably within the control of the Officers, with all requirements necessary to qualify the Company or any Subsidiary as a foreign limited liability company conducting business in that jurisdiction.

SECTION 2.6 Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Managing Member may designate from time to time in the manner provided by Law. The registered agent of the Company in the State of Delaware shall be the initial registered agent named in the Certificate or such other Person or Persons as the Managing Member may designate from time to time in the manner provided by Law. The principal office of the Company shall be at such place as the Managing Member may designate from time to time, which need not be in the State of Delaware, and the Company shall maintain records at such place. The Company may have such other offices as the Managing Member may designate from time to time.

SECTION 2.7 No State-Law Partnership. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member or Officer shall be a partner or joint venturer of any other Member or Officer by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this Section 2.7, and this Agreement shall not be construed to the contrary. The Members intend that the Company shall be treated as a partnership for federal, state or local income tax purposes, and each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE III - UNITS

SECTION 3.1 Authorized Units. The only beneficial interests in the Company shall be units (“Units”). The total number of Units that the Company initially shall have authority to issue is 1,010,378,027 Units, of which (a) 890,000,000 shall be designated as Class A Units having the rights, preferences, privileges and restrictions set forth in this Agreement (each, a “Class A Unit,” and collectively, the “Class A Units”), (b) 100,000,000 shall be designated as Class B Units having the rights, preferences, privileges and restrictions set forth in this Agreement (each, a “Class B Unit,” and collectively, the “Class B Units”) and (c) 20,378,027 shall be designated as Class C Non-Voting Units having the rights, preferences, privileges and restrictions set forth in this Agreement and the Warrant (each, a “Class C Non-Voting Unit,” and collectively, the “Class C Non-Voting Units”); provided, however, that, subject to Section 4.2(c) (x) the Managing Member may from time to time, and only in accordance with the terms of this Agreement and to the extent required by the Exchange Agreement, authorize the issuance of additional Class A Units, Class B Units and such Preferred Units with such rights, preferences, privileges and restrictions as the Managing Member shall designate as required by and in accordance with the terms of the Exchange Agreement and (y) this Agreement shall be amended in order to document such new classes of Preferred Units and their rights, preferences, privileges and restrictions and/or such authorized number of Units of existing classes of Units, in each case, with no further action required by the Members. Class B Units and Class C Non-Voting Units each automatically shall be convertible only into Class A Units on a one-for-one basis as specified in Section 3.2. All issuances of any Units after the Effective Date shall be made in accordance with Section 3.2 and the terms and provisions of the Exchange Agreement and, in the case of Class C Non-Voting Units, in accordance with the terms of the Warrant. Notwithstanding anything to the contrary herein, the Managing Member shall authorize the issuance of Class C Non-Voting Units as required by the terms of the Warrant, and the Class C Non-Voting Units shall be issued only upon the valid exercise of the Warrant and otherwise in accordance with the Exchange Agreement. All issuances of Class A Units and Class B Units shall be made in accordance with the terms and provisions of the Exchange Agreement. The initial holdings of Units shall be as set forth on Schedule I.

SECTION 3.2 Capital Structure of the Company and Vantiv.

(a) Effect of Exchange.

(i) Exchange for Class A Common Stock. Upon the exchange by any Member of Class B Units or Class C Non-Voting Units for shares of Class A Common Stock pursuant to the Exchange Agreement, as of the effective date of such exchange, each such Class B Unit or Class C Non-Voting Unit automatically shall be converted into a Class A Unit, and the Class B Units or Class C Non-Voting Units so exchanged shall thereby cease to exist.

(ii) Exchange for Cash. Upon the exchange by any Member of Class B Units or Class C Non-Voting Units for a cash payment pursuant to the Exchange Agreement, as of the effective date of such exchange, each such exchanged Unit automatically shall be deemed cancelled concomitant with such payment, without any action on the part of any Person, including Vantiv or the Company.

(b) Issuance of Class A Units. If upon the issuance by Vantiv of any shares of Class A Common Stock, Vantiv elects under the Exchange Agreement to transfer net proceeds of such issuance directly to a Member in exchange for a number of Class B Units or Class C Non-Voting Units equal to the number of shares of Class A Common Stock to which such net proceeds relate, the Class B Units or Class C Non-Voting Units so acquired by Vantiv automatically shall be converted, without any action on the part of any Person, including the holder thereof, into an equal number of Class A Units, and the Class B Units or Class C Non-Voting Units so exchanged shall thereby cease to exist.

(c) Issuance of Class B Units. The Company may only issue Class B Units to FTB and its Affiliates and their permitted transferees hereunder, and to any holder of Class C Non-Voting Units to the extent there is a distribution of Class B Units on the Class B Units or Class C Non-Voting Units.

(d) Limitation on Issuance of Class A Units. The Company may only issue Class A Units to Vantiv.

(e) Actions Pursuant to Exchange Agreement. Notwithstanding anything to the contrary herein, (i) the Company shall take all actions as are required under the Exchange Agreement, (ii) the Company shall not at any time, issue Units except as required by the Exchange Agreement, and (iii) the Company shall not issue Units to any Person other than Vantiv, FTB or its Affiliates and their permitted transferees hereunder or any holder of the Warrant.

SECTION 3.3 General. Except as otherwise expressly provided in this Agreement, all Units shall have identical rights and privileges in every respect.

SECTION 3.4 Voting. Each Member shall be entitled to one vote per Class A Unit and one vote per Class B Unit that it holds with respect to any matter as to which the Members holding such Units are entitled to vote; provided that any Class B Units held by any Assignee shall be non-voting, and any Class C Non-Voting Units held by any Persons shall be non-voting.

ARTICLE IV - MANAGEMENT

SECTION 4.1 Managing Member.

(a) Management of the Company. The business and affairs of the Company shall be managed by the Managing Member consistent with this Agreement, the Exchange Agreement and the Vantiv Certificate. Subject to the express limitations contained in any provision of this Agreement, including the requirement to conduct the affairs and business of the Company in accordance with the terms of the Exchange Agreement, the Managing Member shall have complete and absolute control of the affairs and business of the Company, and shall possess all powers necessary, convenient or appropriate to carrying out the purposes and business of the Company, including, without limitation, doing all things and taking all actions necessary to carry out the terms and provisions of this Agreement. Subject to the rights and powers of the Managing Member and the limitations thereon contained herein and in the Exchange Agreement, the Managing Member may delegate to any person any or all of its powers, rights and obligations under this Agreement and may appoint, contract or otherwise deal with any person to perform any acts or services for the Company as the Managing Member may reasonably determine. The Managing Member is specifically authorized to execute, sign, seal and deliver in the name of and on behalf of the Company any and all agreements, certificates, instruments or other documents requisite to carrying out the intentions and purposes of this Agreement and of the Company.

(b) Necessary Approvals. Any action taken by the Managing Member pursuant to this Agreement shall be subject to the necessary approval of the board of directors of the Managing Member as and to the extent required by this Agreement, the Vantiv Certificate and to the extent consistent therewith, the bylaws of Vantiv. All matters material to the affairs and business of the Company shall be determined by the board of directors of the Managing Member.

(c) Fiduciary Duties. The Managing Member shall owe the same duties to the Company and the Members as a member of a board of directors of Vantiv owes to Vantiv and its shareholders. Nothing herein shall eliminate or limit the obligation of the Members or the Managing Member to act in compliance with the express terms of this Agreement, including the obligation of the Managing Member to make determinations in good faith, and nothing herein shall be deemed to eliminate the implied contractual covenant of good faith and fair dealing of the Members. Except as otherwise expressly provided in this Agreement, nothing contained in this Agreement shall be deemed to constitute any Member an agent or legal representative of any other Member or to create any fiduciary relationship for any purpose whatsoever, apart from such obligations between the members of a limited liability company as may be created by the Act. The Managing Member shall not have any authority to act for, or to assume any obligation or responsibility on behalf of, any other Member.

SECTION 4.2 Members.

(a) Meetings. No meetings of the Members shall be held.

(b) Actions Requiring Member Approval. The prior written consent of the Members holding a majority of the Class A Units then held by all Members and the Members holding a majority of the Class B Units then held by all Members, each voting separately as a single class, shall be required for the following; provided that for so long as FTB and its Affiliates collectively hold twenty percent (20%) or more of the Class B Units, FTB’s (and only FTB’s) written consent in respect of the Class B Units will be required to the extent so requested by FTB; and provided further that such action shall be effected by written consent and upon ten days’ prior notice sent to all Members:

(i) any amendment to the Certificate; and

(ii) any amendment to this Agreement;

provided that, at any time after the Exchange Agreement is no longer in effect, any amendment to the Certificate or this Agreement shall only require the prior consent of the Members holding a majority of the Units, voting together as a single class.

(c) Consent Rights of FTB. Notwithstanding anything to the contrary contained herein until a Trigger Event, the following matters relating to the business and operations of the Company and/or the Subsidiaries shall require the consent of FTB:

(i) any Change of Control (A) prior to June 30, 2012, (B) during the period from July 1, 2012 until June 30, 2013 that implies an Equity Value of the Company and the Subsidiaries of less than $2.3 billion, (C) during the period from July 1, 2013 until June 30, 2014 that implies an Equity Value of the Company and the Subsidiaries of less than $2.5 billion, or (y) at any time after June 30, 2012 if the Company’s LTM EBITDA is less than $335,000,000;

(ii) any sale, transfer or disposition, in one or a series of related transactions, of any assets or other property of the Company and/or any Subsidiary having a value in excess of $250,000,000 in the aggregate (other than pursuant to a Change of Control); provided that no such consent shall be required for any sale of the EFT Business at an aggregate purchase price greater than $1.0 billion;

(iii) any acquisition (including by way of a contribution) of assets or securities or investment in any other Person by the Company and/or any Subsidiary, in one or a series of related acquisitions, investments or contributions for a value exceeding $300,000,000 in the aggregate;

(iv) the retention of the independent auditor of the Company and the Subsidiaries;

(v) other than arm’s-length commercial transactions between the Company or its Subsidiaries, on the one hand, and any Advent Stockholder or a portfolio company of any Advent Stockholder (other than the Company or any Subsidiary), on the other hand, in the ordinary course of business, the engagement by the Company or any Subsidiary, either directly or indirectly, in a transaction or series of related transactions with any Advent Stockholder or its Affiliates or any portfolio company of any Advent Stockholder (other than the Company or any Subsidiary) or any officer of the Company or any Subsidiary, including ownership by any Advent Stockholder or its Affiliates or any portfolio company of any Advent Stockholders (other than the Company or any Subsidiary) or an executive management employee or a member of any such individual’s family group of any supplier, contractor, subcontractor, customer or other entity with which the Company or any Subsidiary does business or seeks to do business (other than as a stockholder of less than two percent (2%) of a publicly traded class of securities), where either (1) such transaction or transactions are not on arm’s-length terms or (2) such transaction or transactions would require the Company or any Subsidiary to pay or incur obligations of more than $1,000,000;

(vi) a material change to the strategic direction of the Company and/or the Subsidiaries as compared to the then-effective Business Plan or the last Business Plan approved in accordance with this Section 4.2(c)(vi) to the extent that any changes since such time would, individually or in the aggregate when taken together with any elements of any Business Plan approved by the Board of Directors of the Managing Member since such time, constitute a material change to the strategic direction of the Company and/or the Subsidiaries; provided that any material changes to the strategic direction of the Company and the Subsidiaries reflected in any Business Plan are approved in accordance with this Section 4.2(c)(vi), in any case, including through the entry into, commencement of, expansion into, or engagement in, any business (through acquisition, investment or otherwise), or the cessation of any existing business (through divestiture or otherwise);

(vii) the incurrence of indebtedness for borrowed money by Vantiv and/or its Subsidiaries that, immediately following such incurrence, results in a Leverage Ratio equal to or exceeding 5 to 1;

(viii) the making of any loan or series of related loans by the Company or any Subsidiary (except in the ordinary course of business) in an amount exceeding $250,000,000;

(ix) the modification of the material terms and conditions, and any amendment, of any equity incentive plan by the Company;

(x) the entry into, or amendment of, any contracts of the Company and/or any Subsidiary providing for capital expenditures expected to exceed $75,000,000 in the aggregate, other than immaterial amendments to the non-economic terms of such contracts;

(xi) the declaration, setting aside for payment of, or payment of, any Distribution by the Company to the Members, other than Quarterly Distributions;

(xii) any request for any additional capital contribution from FTB or FTPSP in its capacity as a Member;

(xiii) the issuance by Vantiv of New Securities constituting more than twenty percent (20%) of the total outstanding common stock of Vantiv (excluding issuances made in connection with the exercise of the Warrant, the Management Equity Incentive Plan and the Vantiv, Inc. 2012 Equity Incentive Plan, as amended from time to time (other than to increase the number of shares authorized for issuance thereunder, unless FTB consents (solely for purposes of this clause (xiii) to such increase)) to the extent required to be submitted to stockholders of Vantiv for approval pursuant to any applicable national stock exchange listing standards; provided, however, that no consent shall be necessary at any time after June 30, 2012 if the Company’s LTM EBITDA is less than $335,000,000; and provided, further, that nothing herein shall limit any prohibition on issuances set forth in the Exchange Agreement;

(xiv) subject to Section 5.3(h), the approval and/or submission to any applicable tax authority of any material tax returns and tax elections with respect to the Company or any Subsidiary (other than an election to make Section 704(c) or “reverse Section 704(c)” allocations with respect to the Company in the manner specified in this Agreement or an election to treat any new direct or indirect Subsidiaries acquired by the Company or any Subsidiary or organized by the Company or any Subsidiary as a partnership or disregarded entity for U.S. federal tax purposes), including, with respect to the Company, any permitted determinations (whether or not submitted to any applicable tax authority) related to any Adjusted Capital Account Deficit, Depreciation, or Gross Asset Value, or matters in Sections 5.3(d)(iv), 5.3(f), 7.3, 7.4(a)(2), 7.4(a)(5) and 7.4(b);

(xv) any change to the capitalization or organization of any Subsidiary (including the formation of any Subsidiary) or any change at any Subsidiary or any governance provisions of any Subsidiary that, in any case, would in any way have the effect of circumventing the provisions, including the protections afforded the holders of the Class B Units in Section 4.2(c), of this Agreement, or materially and adversely affecting any Member that, together with its Affiliates, collectively holds fifteen percent (15%) or more of the Units in a manner differently or disproportionately than the other Members, including the amendment of the limited liability company agreement of Opco; it being understood that it is intended that no action may be effected at a Subsidiary that could not be effected by the Company under this Agreement; and

(xvi) the exercise by Opco of the termination right set forth in Section 1.2(c) of the Master Lease Agreement, dated June 30, 2009, between FTB and Opco, or in Section 1.2(e) of the Master Sublease Agreement, dated June 30, 2009, between FTB and Opco (for the avoidance of doubt, this Section 4.2 (c)(xvi) shall not apply with respect to Section 17.1 of each the Master Lease Agreement and Master Sublease Agreement), or any successor provisions thereof.

SECTION 4.3 Officers.

(a) Designation and Appointment. The Managing Member may, from time to time, employ and retain Persons as may be necessary or appropriate for the conduct of the Company’s and the Subsidiaries’ business (subject to the supervision and control of the Managing Member), including employees, agents and other Persons (any of whom may be a Member) who may be designated as Officers of the Company or of one or more Subsidiaries, with titles as and to the extent authorized by the Managing Member. Any number of offices may be held by the same Person. In its discretion, the Managing Member may choose not to fill any office for any period as it may deem advisable. Officers need not be residents of the State of Delaware or Members. Any Officers so designated shall have such authority and perform such duties as the Managing Member may, from time to time, delegate to them. The Managing Member may assign titles to particular Officers. Each Officer shall hold office until his successor shall be duly designated and shall qualify or until his death or until he shall resign or shall have been removed in the manner provided in this Agreement.

(b) Resignation/Removal. Any Officer may resign his or her office at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Managing Member. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any Officer may be removed as such, either with or without cause at any time by the Managing Member. Designation of an Officer shall not of itself create any contractual or employment rights.

(c) Duties of Officers Generally. The Officers, in the performance of their duties as such, shall owe to the Company duties of loyalty and due care of the type owed by the officers of a corporation to such corporation and its stockholders under the Laws of the State of Delaware.

(d) Chief Executive Officer. The Managing Member shall appoint a Chief Executive Officer of the Company and the Subsidiaries (the “CEO”). The CEO (i) shall be in general and active charge of the entire business and affairs of the Company and (ii) shall, subject to the powers of the Managing Member and the limitations set forth in Section 4.2(c), have the power and authority to cause the Company to enter into and perform contracts and agreements in the ordinary course of business without action of the Managing Member.

(e) President. If at any time a president of the Company (the “President”) is appointed, the President shall, subject to the powers of the Managing Member and the limitations set forth in Section 4.1 and, in the event that the President and the CEO are not the same person, the CEO, have responsibility for the general and active management of the business of the Company, and shall see that all orders and resolutions of the Managing Member are carried into effect. The President shall have such other powers and perform such other duties as may be prescribed by the Managing Member and, in the event that the President and the CEO are not the same person, the CEO.

(f) Chief Financial Officer. The chief financial officer of the Company (the “Chief Financial Officer”) shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the Company, including accounts of its assets, liabilities, receipts, disbursements, gains, losses and capital. The Chief Financial Officer shall have the custody of the funds and securities of the Company, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company, and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Managing Member. The Chief Financial Officer shall have such other powers and perform such other duties as may from time to time be prescribed by the CEO or the Managing Member.

(g) Vice President(s). The vice president(s) of the Company shall perform such duties and have such other powers as the Managing Member may from time to time prescribe.

(h) Secretary.

(i) The secretary of the Company shall keep all documents described in Article VII and such other documents as may be required under the Act. The Secretary shall perform such other duties and have such other authority as may be prescribed elsewhere in this Agreement or from time to time by the CEO or the Managing Member. The Secretary shall have the general duties, powers and responsibilities of a secretary of a corporation.

(ii) If the Managing Member chooses to appoint an assistant secretary or assistant secretaries, the assistant secretaries, in the order of their seniority, in the absence, disability or inability to act of the Secretary, shall perform the duties and exercise the powers of the Secretary, and shall perform such other duties as the CEO or the Managing Member may from time to time prescribe.

SECTION 4.4 Management Matters. The Managing Member shall take all action which may be necessary or appropriate (i) for the continuation of the Company’s valid existence as a limited liability company under the Laws of the State of Delaware (and of each other jurisdiction in which such existence is necessary to enable the Company to conduct the business in which it is engaged) and (ii) for the maintenance, preservation and operation of the business of the Company and the Subsidiaries in accordance with the provisions of this Agreement and the Exchange Agreement and applicable Laws and regulations. The Managing Member shall file or cause to be filed for recordation in the office of the appropriate authorities of the State of Delaware, and in the proper office or offices in each other jurisdiction in which the Company or any Subsidiary is formed or qualified, such certificates (including certificates of limited liability companies and fictitious name certificates) and other documents as are required by the applicable Laws of any such jurisdiction or as are required to reflect the identity of the Members and the amounts of their respective Capital Accounts.

SECTION 4.5 Liability of Members.

(a) No Personal Liability. Except as otherwise required by applicable Law or as expressly set forth in this Agreement, no Member shall have any personal liability whatsoever in such Person’s capacity as a Member, whether to the Company, to any of the other Members, to the creditors of the Company or any Subsidiary or to any other third party, for the debts, liabilities, commitments or any other obligations of the Company or any Subsidiary or for any losses of the Company or any Subsidiary; provided that nothing contained in this Section 4.5(a) is intended to release or limit a Member’s liability for a breach by a Member, including a Managing Member, of its obligations hereunder.

(b) Limited Liability of the Member. The liability of each Member, in its capacity as such, cannot exceed (i) the amount of its Capital Contributions, if any, (ii) its share of any assets and undistributed profits of the Company and (iii) the amount of any distributions wrongfully distributed to it to the extent set forth in the Act, except to the extent such Member has breached this Agreement.

(c) Return of Distributions. In accordance with the Act and the Laws of the State of Delaware, a member of a limited liability company may, under certain circumstances, be required to return amounts previously distributed to such member. It is the intent of the Members that no distribution to any Member pursuant to Article V of this Agreement shall be deemed a return of money or other property paid or distributed in violation of the Act. The payment of any such money or distribution of any such property to a Member shall be deemed to be a compromise within the meaning of the Act, and the Member receiving any such money or property shall not be required to return to any Person any such money or property, except to the extent such Member has breached this Agreement. However, if any court of competent jurisdiction holds that, notwithstanding the provisions of this Agreement, any Member is obligated to make any such payment, such obligation shall be the obligation of such Member and not of any other Member.

SECTION 4.6 Exculpation; Indemnification by the Company.

(a) Exculpation. To the fullest extent permitted by Law, no past, present or future officer, director or employee of the Company or its Subsidiaries or the Managing Member, Tax Matters Member, any Member or any Affiliate of any of the foregoing (each, in their capacity as such, a “Covered Person”), shall be liable to the Company or the Subsidiaries or any other Person who is bound by this Agreement for any or all losses, damages, claims, judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including reasonable attorneys’ fees and expenses) (collectively, “Expenses”) actually incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company or the Subsidiaries and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person in accordance with this Agreement, except to the extent such Expenses are due to the gross negligence or willful misconduct of, or breach of this Agreement by, such Covered Person (each, a “Covered Claim”). The provisions of this Agreement, to the extent that they restrict, limit or eliminate the duties and liabilities of a Covered Person to the Company or any Subsidiary or the Members otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities at law or in equity of such Covered Person, and each Member to the fullest extent permitted by applicable Law, hereby waives any right to make any claim, bring any action or seek any recovery based on such other duties or liabilities for breach thereof.

(b) Indemnification. Subject to the limitations and conditions provided in this Section 4.6, each Covered Person who was or is made a party or is threatened to be made a party to, or is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or arbitrative, with respect to a Covered Claim (a “Proceeding”), or any appeal in such a Proceeding or any inquiry or investigation that could lead to such a Proceeding (a “Covered Proceeding”), by reason of the fact that he, she or it, or a Person of which he, she or it is or was a Covered Person shall be indemnified by the Company or to the extent applicable a Subsidiary to the fullest extent permitted by applicable Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such Law permitted the Company to provide prior to such amendment) against all Expenses actually incurred by such Person in connection with such Covered Proceeding, and indemnification under this Section 4.6 shall continue as to a Covered Person who has ceased to serve in the capacity which initially entitled such Covered Person to indemnity under this Agreement. The indemnification provided in this Section 4.6 is recoverable only out of the assets of the Company and/or the Subsidiaries, and no Member, director or Officer or employee of the Company or any Subsidiary has any personal liability, or obligation to make a capital contribution, on account thereof.

(c) Reliance. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and the Subsidiaries and upon such information, opinions, reports or statements presented to the Company or the Subsidiaries by any person as to matters the Covered Person reasonably believes are within such other person’s professional or expert competence, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, Net Profits or Net Losses of the Company and the Subsidiaries, or the value and amount of assets or reserves or contracts, agreements or other undertakings that would be sufficient to pay claims and obligations of the Company and the Subsidiaries or to make reasonable provision to pay such claims and obligations, or any other facts pertinent to the existence and amount of assets from which distributions to the Members or creditors of the Company and the Subsidiaries might properly be paid.

(d) Advancement of Expenses. The Company shall advance reasonable expenses (including reasonable attorneys’ fees) incurred by or on behalf of a Covered Person in connection with a Covered Proceeding (ignoring for purposes of this clause (d) the exception contained therein relating to gross negligence or willful misconduct or breach of this Agreement) within twenty (20) days after receipt by the Company from such Covered Person of a statement requesting such advances from to time; provided such statement provides reasonable documentary evidence of such expenses and provides a written undertaking by the Covered Person to repay any and all advanced expenses in the event such Covered Person is ultimately determined not to be entitled hereunder to indemnification by the Company.

(e) Indemnification Agreements and D&O Insurance. The Company may enter into agreements with the Managing Member or any Officer to provide for indemnification consistent with the terms and conditions set forth in this Section 4.6. The Company and the Subsidiaries will purchase and maintain officer liability insurance at appropriate levels of coverage as determined by the Managing Member and will maintain for a period of six years after the date hereof appropriate director liability insurance for past periods.

(f) Nature of Rights. The rights granted pursuant to this Section 4.6 shall be deemed contract rights, and no amendment, modification or repeal of this Section 4.6 shall have the effect of limiting or denying any such rights with respect to actions taken or Covered Proceedings arising prior to any amendment, modification or repeal.

(g) Third-Party Beneficiaries. Notwithstanding anything to the contrary in this Agreement, each of the Members and the Company acknowledges and agrees that the Covered Persons have relied on this Section 4.6 and are express third-party beneficiaries of Section 4.6 with the express right and ability to enforce the Company’s obligations under Section 4.6 directly against the Company to the full extent of such obligations. The Company and each Member shall not in any way hinder, compromise or delay the rights and ability of the Covered Persons to enforce any of the Company’s obligations under this Section 4.6 directly against the Company to the full extent of such obligations. Notwithstanding anything to the contrary in this Agreement, (a) this Section 4.6 may not be amended, modified, supplemented or waived in any manner, and (b) the other provisions of this Agreement may not be amended, modified, supplemented or waived in any manner that adversely affects any Covered Person’s rights to enforce any of the Company’s obligations under this Section 4.6 directly against the Company without the prior written consent of each of the Members, which consent may be withheld, conditioned or delayed for any reason in their sole discretion.

(h) Survival. This Section 4.6 shall survive any termination or restatement of this Agreement. It is expressly acknowledged that the indemnification provided in this Section 4.6 could involve indemnification for negligence or under theories of strict liability.

SECTION 4.7 Renunciation of Corporate Opportunities. The Company (on behalf of itself and each of the Subsidiaries), FTB and each of the other Members hereby acknowledge and agree that:

(a) The Advent Stockholders and each of their respective Affiliates (other than Vantiv and its Subsidiaries or their employees and other than any Person that is an Affiliate of such Advent Stockholder solely by virtue of such Member’s relationship with the Company), associated investment funds and portfolio companies (other than the Company) (each, an “Advent Group Member,” and collectively, the “Advent Group”) are in the business of making investments in, and have investments in, other Persons (“Other Investments”), including other businesses similar to, and that may compete with, the Company’s and the Subsidiaries’ businesses and, in connection with such Other Investments, may have interests in, participate with, aid, advise, and/or maintain seats on the board of directors (or comparable governing bodies) of, such Other Investments.

(b) In recognition that each Advent Group Member may have myriad duties to various investors and partners, and in anticipation that the Company and the Subsidiaries, on the one hand, and such Advent Group Member (whether through its Other Investments or otherwise), on the other hand, may engage in the same or similar activities or lines of business and have an interest in the same areas of corporate opportunities, and in recognition of the difficulties that may confront any Advent Group Member that desires and endeavors to satisfy fully the duties of such Advent Group Member, in determining the full scope of such duties in any particular situation, the provisions of this Section 4.7 are set forth to regulate, define and guide the conduct of certain affairs of the Company as they may involve any Advent Group Member.

(c) Each Advent Group Member shall have the right (whether through its Other Investments or otherwise), independent of such Advent Group Member’s investment in the Company or role as a Member or otherwise: (i) to engage or invest, directly or indirectly, in any business (including any business activities, relationships or lines of business that are the same as or similar to those pursued by, or competitive with, the Company and the Subsidiaries, including any competitor); (ii) to do business, directly or indirectly, with any customer or supplier of the Company and the Subsidiaries; (iii) to take any other action that such Advent Group Member believes in good faith is necessary to or appropriate to fulfill its obligations as described in Section 4.7(b); (iv) develop opportunities for such Advent Group Member or such Other Investments or encounter business opportunities that the Company and the Subsidiaries may desire to pursue; (v) not to present potential transactions, matters or business opportunities to the Company or any of the Subsidiaries; (vi) to pursue, directly or indirectly, any opportunity for itself; and (vii) to direct any opportunity to another Person, except in any case, to the extent any such action (w) would breach any other provision of this Agreement, the Vantiv Certificate or the Certificate, (x) would, or would be reasonably likely to, result in (as determined by the Company’s outside legal counsel, provided such legal counsel is of national reputation and specializes in the legal matters involved in such determination) a violation of applicable Law or (y) would, or would be reasonably likely to, result in the imposition of material and adverse obligations, limitations or conditions on Vantiv, the Company and/or the Subsidiaries.

(d) Each Advent Group Member shall have no duty (contractual or otherwise) to communicate or present any corporate opportunities to the Company or any of its Affiliates and the Company (on behalf of itself and each of its Affiliates and Members) hereby renounces any interest or expectancy of the Company, any Affiliate and any Member in, or in being offered an opportunity to participate in, any and all business opportunities that are made available to such Advent Group Member and any right to require such Advent Group Member to act in a manner inconsistent with the provisions of this Section 4.7 to the fullest extent permitted by applicable law.

(e) No Advent Group Member shall be liable to the Company or any of its Affiliates or Members for breach of any duty (contractual or otherwise) by reason of any activities or omissions of the types referred to in this Section 4.7 or such Advent Group Member’s participation therein, except to the extent such actions or omissions are in breach of this Agreement.

(f) Subject to the non-compete set forth in Section 5.7(c) of the Master Investment Agreement and any agreement between FTB and/or any of its Affiliates and the Company and/or any Subsidiary (including such agreements entered into in connection with the Master Investment Agreement), each of FTB and its Affiliates (other than any Person that is an

Affiliate of FTB solely by virtue of FTB’s relationship with the Company) (each, an “FTB Group Member”) shall have the right, independent of such FTB Group Member’s investment in the Company or role as a Member or otherwise: (i) to engage or invest, directly or indirectly, in any business (including any business activities, relationships or lines of business that are the same as or similar to those pursued by, or competitive with, the Company and the Subsidiaries, including any competitor); (ii) to do business, directly or indirectly, with any customer or supplier of the Company and the Subsidiaries; (iii) to take any other action that such FTB Group Member believes in good faith is necessary to or appropriate to fulfill its obligations and duties to its investors; (iv) to develop opportunities for such FTB Group Member or encounter business opportunities that the Company and the Subsidiaries may desire to pursue; (v) not to present potential transactions, matters or business opportunities to the Company or any of the Subsidiaries; (vi) to pursue, directly or indirectly, any opportunity for itself; and (vii) to direct any opportunity to another Person, except in any case, to the extent any such action (w) would breach any other provision of this Agreement, the Vantiv Certificate or the Certificate or (x) would, or would be reasonably likely to, result in (as determined by the Company’s outside legal counsel, provided such legal counsel is of national reputation and specializes in the legal matters involved in such determination) a violation of applicable Law or (y) would, or would be reasonably likely to, result in the imposition of material and adverse obligations, limitations or conditions on Vantiv, the Company and/or the Subsidiaries.

(g) Subject to any agreement between FTB or any of its Affiliates and the Company and the Subsidiaries entered into in connection with the Master Investment Agreement, each FTB Group Member shall have no duty (contractual or otherwise) to communicate or present any corporate opportunities to the Company or any of its Affiliates and the Company (on behalf of itself and each of its Affiliates and Members) hereby renounces and waives any interest or expectancy of the Company, any Affiliate and any Member in, or in being offered an opportunity to participate in, any and all business opportunities that are made available to such FTB Group Member and any right to require such FTB Group Member to act in a manner inconsistent with the provisions of this Section 4.7 to the fullest extent permitted by applicable law.

(h) No FTB Group Member shall be liable to the Company or any of its Affiliates or Members for breach of any duty (contractual or otherwise) by reason of any activities or omissions of the types referred to in this Section 4.7 or such FTB Group Member’s participation therein, except to the extent such actions or omissions are in breach of this Agreement.

ARTICLE V - CAPITAL CONTRIBUTIONS; ALLOCATIONS; DISTRIBUTIONS

SECTION 5.1 Capital Account Creation. There shall be established for each Member on the books of the Company a Capital Account, which shall be increased or decreased in the manner set forth in this Agreement.

SECTION 5.2 Capital Account Negative Balance. A Member shall not have any obligation to the Company or to any other Member to restore any negative balance in the Capital

Account of such Member. The Company shall not request any additional capital contribution from FTB or its Affiliates or their transferees in its or their capacity as a Member.

SECTION 5.3 Allocations of Net Income and Net Loss.

(a) Timing and Amount of Allocations of Net Income and Net Loss. The rules set forth below in this Sections 5.3(b) and 5.3(c) shall apply for the purpose of determining each Member’s allocable share of the items of income, gain, loss and expense of the Company comprising Net Income or Net Loss of the Company for each fiscal year (or as of the end of such other period or periods as circumstances otherwise require or allow), determining special allocations of other items of income, gain, loss and expense, and adjusting the balance of each Member’s Capital Account to reflect the aforementioned general and special allocations. For each fiscal year, the Regulatory Allocations in Section 5.3(c) shall be made immediately prior to the general allocations of Section 5.3(b).

(b) General Allocations.

(i) Hypothetical Liquidation. The items of income, gain, loss and expense of the Company comprising Net Income or Net Loss for a fiscal year shall be allocated among the Persons who were Members during such fiscal year in a manner that will, as nearly as possible, cause the Capital Account balance of each Member at the end of such fiscal year to equal the excess (which may be negative) of:

(A) the amount of the hypothetical distribution (if any) that such Member would receive if, on the last day of the fiscal year, (x) all Company assets, including cash, were sold for cash in an amount equal to their Gross Asset Values, taking into account any adjustments thereto for such fiscal year, (y) all Company liabilities were satisfied in cash according to their terms (limited, with respect to each Nonrecourse Liability or Member Nonrecourse Debt in respect of such Member, to the Gross Asset Values of the assets securing such liability), and (z) the net proceeds thereof (after satisfaction of such liabilities) were distributed in full pursuant to Section 6.2(c)(ii), over

(B) the sum of (x) the amount, if any, without duplication, that such Member would be obligated to contribute to the capital of the Company, (y) such Member’s share of Company Minimum Gain determined pursuant to Regulations Section 1.704-2(g) and (z) such Member’s share of Member Nonrecourse Debt Minimum Gain determined pursuant to Regulations Section 1.704 2(i)(5), all computed as of the hypothetical sale described in Section 5.3(b)(i)(A) above.

For purposes of the foregoing hypothetical sale described in Section 5.3(b)(i)(A), all assets and liabilities of any entity that is wholly-owned by the Company and disregarded as an entity separate from the Company for federal income tax purposes shall be treated as assets and liabilities of the Company.

(ii) Loss Limitation. Notwithstanding anything to the contrary in this Section 5.3(b), the amount of items of Company expense and loss allocated pursuant to this Section 5.3(b) to any Member shall not exceed the maximum amount of such items that can be so allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of any fiscal year, unless each Member would have an Adjusted Capital Account Deficit. All such items in excess of the limitation set forth in this Section 5.3(b)(ii) shall be allocated first, to Members who would not have an Adjusted Capital Account Deficit, pro rata, in proportion to their Capital Account balances, adjusted as provided in clauses (i) and (ii) of the definition of Adjusted Capital Account Deficit, until no Member would be entitled to any further allocation, and thereafter, to all Members, pro rata, in proportion to their ownership of Units.

(c) Additional Allocation Provisions. (i) Notwithstanding Section 5.3(b):

(A) In the event that there is a net decrease during a fiscal year in either Company Minimum Gain or Member Nonrecourse Debt Minimum Gain, then notwithstanding any other provision of this Article V, each Member shall receive such special allocations of items of Company income and gain as are required in order to conform to Regulations Section 1.704-2. It is intended that this Section 5.3(c)(i)(A) qualify and be construed as a “minimum gain chargeback” and a “chargeback of partner nonrecourse debt minimum gain” within the meaning of such Regulations, which shall be controlling in the event of a conflict between such Regulations and this Section 5.3(c)(i)(A).

(B) If any Member unexpectedly receives an adjustment, allocation or distribution described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be allocated, in accordance with Regulations Section 1.704-1(b)(2)(ii)(d), to the Member in an amount and manner sufficient to eliminate, to the extent required by such Regulations, the Adjusted Capital Account Deficit of the Member as quickly as possible. It is intended that this Section 5.3(c)(i)(B) qualify and be construed as a “qualified income offset” within the meaning of Regulations 1.704-1(b)(2)(ii)(d), which shall be controlling in the event of a conflict between such Regulations and this Section 5.3(c)(i)(B).

(C) In the event that a Member has an Adjusted Capital Account Deficit, such Member shall be specially allocated items of Company income and gain (consisting of a pro rata portion of each item of income and gain of the Company for such fiscal year in accordance with Regulations Section 1.704-1(b)(2)(ii)(d)) in the amount of such excess as quickly as possible; provided, however, that any allocation under this Section 5.3(c)(i)(C) shall be made only if and to the extent that a Member would have a deficit Capital Account balance in excess of such sum after all allocations provided for in this Article V have been tentatively made as if this Section 5.3(c)(i)(C) were not in this Agreement.

(D) Any Nonrecourse Deductions for any fiscal year shall be specially allocated to the Members pro rata in accordance with their Units. Any Member Nonrecourse Deductions for any fiscal year shall be specially allocated to the Member(s) that bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable, in accordance with Regulations Section 1.704-2(i).

(E) To the extent that an adjustment to the adjusted tax basis of any Company assets pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-l(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its Units, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Regulations Section 1.704-l(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(F) The allocations set forth in Sections 5.3(c)(i)(A), (B), (C) (D) and (E) (the “Regulatory Allocations”) are intended to comply with certain regulatory requirements, including the requirements of Regulations Sections 1.704-1(b) and 1.704-2. Notwithstanding the provisions of Section 5.3(b), the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

(G) If any Member (I) is required to make an indemnity payment to the Company pursuant to Article VII of the Master Investment Agreement or (II) pays any amount which gives rise to an item of in the nature of expense or loss of the Company, the loss giving rise to the indemnity payment or the item attributable to the payment shall be allocated to such Member.

(ii) For any fiscal year during which a Member’s interest in the Company is assigned by such Member, the portion of the Net Income and Net Loss of the Company that is allocable in respect of such Member’s interest shall be apportioned between the assignor and the assignee of such Member’s interest using any permissible method under Code Section 706 and the Regulations thereunder, as determined by the Managing Member.

(d) Required Tax Allocations.

(i) Section 704(b) Allocations.

(A) Each item of income, gain, loss, or deduction for federal income tax purposes that corresponds to an item of income, gain, loss or expense that is either taken into account in computing Net Income or Net Loss or is specially allocated pursuant to Section 5.3(c) (a “Book Item”) shall be allocated among the Members in the same proportion as the corresponding Book Item is allocated among them pursuant to Section 5.3(b) or Section 5.3(c) of this Agreement; provided, however, that such tax allocations shall be made, and, for purposes of such tax allocation, all references to fiscal years shall be construed, in accordance with the requirements of Section 706 of the Code.

(B) (I) If the Company recognizes Depreciation Recapture (as defined below) in respect of the sale of any Company asset,

(a) the portion of the gain on such sale which is allocated to a Member pursuant to Section 5.3(b) or Section 5.3(c) shall be treated as consisting of a portion of the Company’s Depreciation Recapture on the sale and a portion of the Company’s remaining gain on such sale under principles consistent with Regulations Section 1.1245-1; and

(b) if, for federal income tax purposes, the Company recognizes both “unrecaptured Section 1250 gain” (as defined in Section 1(h) of the Code) and gain treated as ordinary income under Section 1250(a) of the Code in respect of such sale, the amount treated as Depreciation Recapture under Section 5.3(d)(i)(B)(I)(a) shall be comprised of a proportionate share of both such types of gain.

(II) For purposes of this Section 5.3(d)(i)(B)(II) “Depreciation Recapture” means the portion of any gain from the disposition of an asset of the Company which, for federal income tax purposes (a) is treated as ordinary income under Section 1245 of the Code; (b) is treated as ordinary income under Section 1250 of the Code; or (c) is “unrecaptured Section 1250 gain” as such term is defined in Section 1(h) of the Code.

(ii) Section 704(c) Allocations. In the event any property of the Company is credited to the Capital Account of a Member at a value other than its tax basis (whether as a result of a contribution of such property or a revaluation of such property pursuant to subparagraph (b) of the definition of “Gross Asset Value”), then allocations of taxable income, gain, loss and deductions with respect to such property shall be made in accordance with the “traditional” allocation method described in Regulation § 1.704-3(b).

(iii) Tax Items Allocable to Particular Members. If the Company is required to recognize items of income, gain, deduction or loss for tax purposes that is attributable to a particular Member, such items shall be allocated to such Member.

(iv) Credits. All tax credits shall be allocated among the Members as determined by the Managing Member in accordance with Section 4.2(c)(xiv) and consistent with applicable Law.

The tax allocations made pursuant to this Section 5.3(d) shall be solely for tax purposes and shall not affect any Member’s Capital Account or share of non-tax allocations or distributions under this Agreement.

(e) Withholding. Each Member hereby authorizes the Company to withhold and to pay over any taxes payable by the Company or any of its Affiliates as a result of the participation by such Member (or any Assignee of, or Successor in Interest to, such Member) in the Company. If and to the extent that the Company shall be required to withhold any taxes, such Member shall be deemed for all purposes of this Agreement to have received a distribution from the Company as of the time such withholding is required to be paid, including for purposes of Section 5.4(a), Section 5.4(c) or Section 6.2. To the extent that the aggregate of such deemed distributions to a Member for any period exceeds the distributions to which such Member is entitled for such period, the amount of such excess shall be considered a demand loan from the Company to such Member, with interest at an interest rate of 5% compounded annually, which interest shall be treated as an item of Company income until discharged by such Member by repayment. The Company may, in the sole discretion of the Managing Member, elect to satisfy such demand loan out of distributions to which such Member would otherwise be subsequently entitled. The withholdings referred to in this Section 5.3(e) shall be made at the maximum applicable statutory rate under applicable tax Law unless the Managing Member receives documentation, satisfactory to the Managing Member, to the effect that a lower rate is applicable, or that no withholding is applicable.

(f) Other Tax Matters.

(i) In the event that the Code or any Regulations require allocations of items of income, gain, loss, deduction or credit different from those set forth in this Section 5.3, the Managing Member is hereby authorized to make new allocations, in accordance with Section 4.2(c)(xiv), in reliance on the Code and such Regulations, provided that if any such new allocation shall be proposed to be made in a manner that disproportionately adversely impacts any Member, such Member shall have the right to consent to such allocation (such consent not to be unreasonably withheld, conditioned or delayed). No such new allocation shall give rise to any claim or cause of action by any Member.

(ii) All decisions and other matters concerning the computation and allocation of items of income, gain, loss, deduction and credits among the Members, and accounting procedures not specifically and expressly provided for by the terms of this Agreement shall be determined by the Managing Member in accordance with Section

4.2(c)(xiv). Any determination made pursuant to this Section 5.3(f)(ii) by the Managing Member shall be conclusive and binding on all Members.

(g) Allocation of Excess Nonrecourse Liabilities. For purposes of determining each Member’s share of excess nonrecourse liabilities, if any, of the Company in accordance with Regulations Section 1.752-3(a)(3), the Members’ interests in Company profits shall be in proportion to their Units.

(h) Material Tax Returns and Tax Elections. The following review and deadlock resolution procedure shall apply to any approval submission or determination governed by Section 4.2(c)(xiv). The Managing Member shall provide draft copies of any material tax returns or material tax elections to the holders of Class B Units at least 30 days before the filing deadline and shall provide the holders of Class B Units with any information requested by such holders of Class B Units to review such tax returns or tax elections. The holders of Class B Units (acting by a majority of such holders) will notify the Managing Member within 15 days of receipt of such draft tax return or tax election of their approval or disapproval of the draft tax return or tax election. If the holders of Class B Units (acting by a majority of such holders) do not consent to the making of any such tax election, then the election shall not be made. If the holders of Class B Units (acting by a majority of such holders) do not agree on any tax position in a material tax return or a material tax election where an election must be made, then, at the Company’s expense, any Big Four accounting firm mutually agreed by the Managing Member and the holders of Class B Units (acting by a majority of such holders) shall determine (i) in the case of a tax position in a material tax return or a tax determination, whether the tax position or determination proposed by the Managing Member or the tax position or determination proposed by the holders of Class B Units (acting by a majority of such holders) is more likely to prevail or, if such positions are equally likely to prevail, whether the tax position or determination proposed by the Managing Member or the tax position or determination proposed by the holders of Class B Units (acting by a majority of such holders) is more neutral to the Members, and (ii) in the case of a tax election, whether electing or refraining from electing the tax election proposed by the Managing Member is more neutral to the Members, and in each case such determination shall be binding.

SECTION 5.4 Distributions. Subject to any restrictions in any indebtedness of the Company or the Subsidiaries or in the Exchange Agreement, the Managing Member shall cause the Company to distribute to the Members, pro rata according to the number of Units held by such Member, cash distributions equal to the amount necessary to satisfy the “Quarterly Estimated Tax Liability with respect to the Company’s Income” (the “Quarterly Distributions”).

(a) Amount of Distribution. The “Quarterly Estimated Tax Liability with respect to the Company’s Income” shall mean the quarterly estimated tax liability calculated using the annualized income installment method of Code §6655(e)(2)(A) (installment calculations based on income annualized on a 3/3/6/9/ method, with a true-up of annual estimated taxes by March 15th of the following year based on income from a full fiscal year, and with any excess distributions previously made to the Members to be applied against the next distribution owed under this Section 5.4(a)) assuming that (i) the Company has a single Member, (ii) the items of income, gain, deduction, loss and credit (all as determined for federal income tax purposes and in accordance with Code Section 704(b), but without regard to any Code Section

704(c) gains or adjustments pursuant to any Code Section 754 election) in respect of the Company were the only such items entering into the computation of tax liability of such Member for the fiscal year in respect of which the Quarterly Distribution was made, and (iii) the taxable income of the Member determined in accordance with clause (ii) was subject to tax at the highest marginal effective rate of federal, state and local income tax applicable to a corporation resident and doing all of its business in New York City, taking account of any difference in rates applicable to particular items of income, and any allowable deductions in respect of such state and local taxes in computing such Member’s liability for federal income taxes. No account shall be taken of any items of deduction or credit attributable to an interest in the Company that may be carried back or carried forward from any other taxable year. The amount of hypothetical tax liability determined under clause (iii) in excess of Quarterly Distributions made previously with respect to such taxable year shall be distributed to the Members pro rata according to the number of Units held by each Member.

(b) Time for Making Quarterly Distributions. Quarterly Distributions shall be made on or before three (3) days before the end of the quarter to which the Quarterly Distribution relates (i.e., no later than April 12, June 12, September 12 and December 12), with an additional Distribution made if necessary, on or before March 1 each year to true-up estimated taxes based on the actual twelve (12) months of income for the preceding fiscal year.

(c) Other Distributions. Subject to the Exchange Agreement and Section 4.2(c), the Managing Member may cause the Company to make distributions other than the Quarterly Distributions at any time, in cash or in kind, to the extent that such distributions are permissible under the Act or indebtedness of the Company or the Subsidiaries (such distributions, together with the Quarterly Distributions, “Distributions”). All Distributions shall be made pro rata to each Member according to the number of Units held by each Member, except as otherwise required by the Exchange Agreement or permitted pursuant to Section 4.2(c). For the avoidance of doubt, the Managing Member shall cause the Company to make such payments as are required to be made by the Exchange Agreement and the Advancement Agreement. All payments under the Advancement Agreement pursuant to any Tax Receivable Agreement (other than the Tax Receivable Agreement relating to net operating losses and certain other tax attributes of NPC) that are not covered by the Quarterly Distributions shall be made by pro rata Distributions, and such payments shall not require any consent under Section 4.2(c). All payments under the Advancement Agreement that are not related to a Tax Receivable Agreement shall be considered contractual payments and not Distributions.

(d) Successors. For purposes of determining the amount of Distributions under this Section 5.4, each Member shall be treated as having received amounts received by its predecessors in respect of any of such Member’s Units.

ARTICLE VI - WITHDRAWAL; DISSOLUTION; TRANSFER OF MEMBERSHIP INTERESTS;

ADMISSION OF NEW MEMBERS

SECTION 6.1 Member Withdrawal. No Member shall have the power or right to withdraw, otherwise resign, or require the repayment of its Capital Contribution (if any) or the redemption of its Units, prior to the dissolution and winding up of the Company, except pursuant to a Transfer of Units permitted under this Agreement as provided in Section 6.3, pursuant to

Section 6.4(b), or pursuant to a Change of Control. Notwithstanding the foregoing, the Managing Member shall not have the power or right to withdraw or otherwise resign without the consent of the holder of Class B Units (by a majority of holders, such majority to include FTB).

SECTION 6.2 Dissolution.

(a) Events. For so long as the Exchange Agreement is in effect the Company shall not be dissolved. Following such time, the Company shall be dissolved and its affairs shall be wound up on the first to occur of the following:

(i) the termination of the legal existence or the membership in the Company of the last remaining Member (unless within ninety (90) days, (x) such Member’s personal representative or nominee agrees in writing to continue the Company and to be admitted as a Member, or (y) a Member is otherwise admitted in accordance with this Agreement, in each case, effective as of the occurrence of the event that terminated the continued membership of such Member);

(ii) any event that makes it unlawful for all or substantially all of the business of the Company and its Subsidiaries to continue; and

(iii) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act, provided, however, that no Member or its Affiliates or agents shall apply for entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act at any time that the Exchange Agreement is in effect.

Except as provided in Section 6.2(a), the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company shall not cause a dissolution of the Company, and the Company shall continue in existence subject to the terms and conditions of this Agreement.

(b) Actions Upon Dissolution. When the Company is dissolved, the business and property of the Company and the Subsidiaries shall be wound up and liquidated by the Managing Member or, in the event of the unavailability of the Managing Member, such other Member or other liquidating trustee as shall be named by the Managing Member. In such event, the Managing Member (or such other Member or liquidating trustee, as applicable) shall have the full right and discretion to manage such process, including the power to prosecute and defend suits, collect debts, dispose of property, settle and close the business of the Company and the Subsidiaries, discharge the liabilities of the Company and the Subsidiaries, pay reasonable costs and expenses incurred in the winding up, distribute remaining assets to Members in accordance with this Agreement and execute and file a certificate of cancellation under the Act.

(c) Priority. Within one hundred twenty (120) calendar days after the effective date of dissolution of the Company, whether by expiration of its full term or otherwise, the assets of the Company shall be distributed in the following manner and order:

(i) first, to the satisfaction (whether by payment or the reasonable provision for payment) of the liabilities of the Company to creditors, in the order of priority established by the instruments creating or governing such obligations and to the extent otherwise permitted by Law, including to the establishment of reserves which the Managing Member or other liquidating trustee as may be selected considers necessary for the reasonable provision for payment for (A) any known contingent, conditional or unmatured contractual claims against the Company, (B) any claim against the Company that is the subject of a pending action, suit or proceeding to which the Company is a party and (C) any claim that is not known to the Company or has not arising but that, based on the facts known to the Company, are likely to arise or to become known to the Company within ten (10) years after the date of dissolution, which reserves shall be held by the Managing Member (or other liquidating trustee if applicable) for the purpose of disbursing such reserves in payment in respect of any of the aforementioned claims. At the expiration of such period as the Managing Member (or other liquidating trustee, if applicable) shall deem advisable, any balance of any such reserves not required to discharge such liabilities or obligations shall be distributed as provided in Section 6.2(c)(ii); and

(ii) second, to the Members pro rata according to the number of Units held by each Member as of the effective date of such dissolution.

(d) No Recourse. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company and shall have no recourse therefor, upon dissolution or otherwise, against any Member or the Managing Member, except to the extent otherwise provided in the Act, the Exchange Agreement or in this Agreement, including in the event of the breach of this Agreement by the Managing Member. No Member shall have any right to demand or receive property other than cash upon dissolution of the Company; provided that, for the sake of clarity, the Managing Member shall have the right to cause the Company to make distributions of property other than cash upon dissolution of the Company.

(e) Cancellation of Certificate. On completion of the distribution of the Company assets as provided in this Agreement, the Company shall file a certificate of cancellation with the Secretary of State of the State of Delaware and take such other actions as may be necessary to terminate the Company, and the Company shall at such time be terminated.

SECTION 6.3 Transfer by Members.

(a) No Member may Transfer any Units (or any part of its Membership Interest), except as provided in this Section 6.3. FTB and its Affiliates may Transfer any Class B Units so long as such Transfer is either (i) made in compliance with Sections 6.3(c) and (d) or (ii) required under the Exchange Agreement. No Member may Transfer any part of a Membership Interest that is not an Economic Interest other than pursuant to a Transfer of a Unit. No Member may Transfer any Class A Units (or any part of its Membership Interest) or Economic Interest in the Class A Units other than to Vantiv pursuant to the Exchange Agreement. Vantiv is the only permitted holder of Class A Units. All Transfers required by the Exchange Agreement shall be permitted Transfers hereunder. No rights set forth in Section 4.2(c) shall Transfer with the Class B Units, nor may FTB otherwise assign its rights set forth in Section 4.2(c).

(b) Any Member who Transfers any Units in accordance with this Section 6.3 shall cease to be a Member with respect to such Units and shall no longer have any rights or privileges of a Member with respect to such Units; provided that no Member shall cease to be a Member upon the collateral assignment of, or the pledging or granting of a security interest in, its Units until the foreclosure of such pledge or security interest.

(c) Except with respect to Transfers of Units required pursuant to the Exchange Agreement, any Person who acquires any Units in accordance with this Section 6.3 that is not an existing Member of the Company shall agree in writing to assume the responsibility of the transferring Member. In the event that such Person fails to do so entirely or fails to do so in a timely manner, such Person shall be deemed by its acceptance of the benefits of the acquisition of such Units to have agreed to be subject to, and bound by, all of the terms and conditions of this Agreement to which the predecessor in such Units was subject, and by which such predecessor was bound, and for all purposes shall be deemed to be a Member.

(d) Except with respect to Transfers of Units required pursuant to the Exchange Agreement, no Transfer shall be given effect unless the transferee delivers to the Company the representations set forth in Exhibit B, and no Member may Transfer any of such Member’s Units (including any Economic Interest therein) unless (A) the Managing Member determines, in its reasonable discretion, that such Transfer or attempted Transfer would not cause the Company to be treated as a “publicly traded partnership” within the meaning of Code Section 7704; it being understood that such determination shall be made promptly and in good faith or (B) the transferring Member delivers an opinion of counsel with a determination that such Transfer or attempted Transfer would not cause the Company to be treated as a “publicly traded partnership” within the meaning of Code Section 7704 (provided such legal counsel is of national reputation and specializes in such matters of determination);

(e) Notwithstanding any provision of this Agreement to the contrary, except as required by the Exchange Agreement, no Transfer of Units may be made except in compliance with all federal, state and other applicable Laws, including federal and state securities Laws.

(f) Any attempted Transfer of Units by any Member not in accordance with this Section 6.3 shall be ineffective, null and void ab initio.

SECTION 6.4 Admission or Substitution of New Members.

(a) Admission. The Managing Member shall have the right, subject to the provisions of Section 6.3, to admit as a new Member, any Person who acquires Units from a Member or from the Company, respectively; it being understood that no approval of the Managing Member shall be required to admit a Person as a new Member if such Person acquires Units from a transferring Member in compliance with all of the provisions of this Agreement. Concurrently with the admission of a new Member, the Managing Member shall forthwith cause any necessary papers to be filed and recorded and notice to be given wherever and to the extent required showing the substitution of a transferee as a Member in place of the transferring Member, or the admission of an new Member, all at the expense, including payment of any professional and filing fees incurred, of the new Member.

(b) Admission upon Exercise of Warrant. Upon the valid exercise of the Warrant in accordance with its terms by a holder thereof which is not FTB or an Affiliate of FTB and the issuance by the Company of Class C Non-Voting Units to such holder, such holder shall be deemed admitted to the Company as a Member until such Class C Non-Voting Units are exchanged pursuant to the terms of the Exchange Agreement.

(c) Conditions. Subject to Section 6.3(c), the admission of any Person as a new Member shall be conditioned upon such Person’s written acceptance and adoption of all the terms and provisions of this Agreement, by execution and delivery of a counterpart signature page to this Agreement.

(d) Assignees. Any Assignee that does not become admitted as a Member shall have no rights (other than those rights pertaining solely to such Assignee’s Economic Interest), but all of the obligations (other than those pertaining to voting), of a Member under this Agreement.

ARTICLE VII - REPORTS TO MEMBERS; TAX MATTERS

SECTION 7.1 Books of Account. Appropriate books of account shall be kept by the Company and the Subsidiaries, in accordance with the generally accepted accounting principles of the United States (“GAAP”), at the principal place of business of the Company, and each Member shall have access to all books, records and accounts of the Company and the Subsidiaries and the right to make copies thereof for any purpose reasonably related to the Member’s interest as a member of the Company, in each case, under such conditions and restrictions as the Managing Member may reasonably prescribe.

SECTION 7.2 Reports. All reference to Members in this Section 7.2 refer to only those Members holding at least one percent (1%) of the Units then held by all Members.

(a) Quarterly Tax Reports. As promptly as possible, but in no event later than three (3) days prior to the estimated tax due date of each fiscal quarter (i.e. no later than April 12, June 12, September 12 and December 12) the Managing Member shall cause to be prepared and delivered to each Member a statement of the Quarterly Estimated Tax Liability with respect to the Company’s Income calculated pursuant to Section 5.4(a).

(b) Schedules K-1. Within sixty (60) days after the close of each taxable year, the Managing Member shall cause to be provided to each Member an estimate of taxable income for such taxable year. Within one hundred twenty (120) days after the close of each taxable year, the Managing Member shall cause to be provided any completed IRS Schedule K-1 and such other financial, tax or other information as reasonably requested by a Member at such times as may be required to comply with any applicable public disclosure, external financial reporting, federal, state or local tax filings or any other legal requirements to which such Member is subject.

(c) Members’ Tax Filings. To the extent permitted by the Code, each Member agrees to file all tax returns consistently with the treatment of the Company as a partnership with respect to the determination of the taxable income of the Company.

(d) Access to Information. The Managing Member shall not have the authority to withhold any confidential information from the Members, other than Members holding only Class C Non-Voting Units. Any Member (other than Members holding only Class C Non-Voting Units) shall have the right to access any information of the Company on a reasonable basis so long as the Member keeps such information confidential pursuant to Section 8.4.

(e) Determinations. All determinations, valuations and other matters of judgment required to be made for non-tax accounting purposes under this Agreement shall be made in good faith by the Managing Member.

SECTION 7.3 Fiscal Year. The fiscal year of the Company shall end on December 31 of each calendar year unless otherwise determined by the Managing Member in accordance with Section 4.2(c)(xiv) and in accordance with Section 706 of the Code.

SECTION 7.4 Certain Tax Matters.

(a) Certain Tax Elections.

(1) Partnership Treatment. The Company shall not file any election pursuant to Regulations Section 301.7701-3(c) to be treated as an entity other than a partnership. The Company shall not elect, pursuant to Section 761(a) of the Code, to be excluded from the provisions of subchapter K of the Code. If requested by the Managing Member, each Member agrees to provide the Company with such assistance as would be required (including signing any election forms) to cause any new direct or indirect Subsidiaries acquired by the Company or any Subsidiary or organized by the Company or any Subsidiary to elect to be treated as a partnership or disregarded entity for U.S. federal tax purposes, such election to be effective on or before the date such new Subsidiary is acquired or organized.

(2) Elections by the Company. Except as provided in Section 7.4(a)(1), relating to the tax classification of the Company, and Section 7.4(a)(5) relating to Section 754 elections, the Managing Member may make, but shall not be obligated to make, any tax election provided under the Code, or any provision of state, local or foreign tax Law in accordance with Section 4.2(c)(xiv). All decisions and other matters concerning the computation and allocation of items of income, gain, loss, deduction and credit among the Members, and accounting procedures not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Managing Member in accordance with Section 4.2(c)(xiv) . Any determination made pursuant to this Section 7.4(a)(2) by the Managing Member shall be conclusive and binding on all Members.

(3) Elections by Members. Without the consent of the Managing Member, no Member shall make the election provided by Section 732(d) of the Code, relating to the basis of property distributed by a Company to certain Members. In the event any Member makes any tax election that requires the Company to furnish information to such Member to enable such Member to compute its own tax liability, or requires the Company to file any tax return or report with any tax authority, or adjust the basis of Company property, in any case that would not be required in the absence of such election made by such Member, the Managing Member may, as a condition to furnishing such information, or filing such return or report, or making such basis adjustment, require such member to pay to the Company any incremental expenses incurred in connection therewith.

(4) Member Obligations. Promptly upon request, each Member shall provide the Managing Member with any information related to such Member necessary to allow the Company to comply with any tax reporting, tax withholding or tax payment obligations of the Company.

(5) Section 754 Elections. The Members recognize and agree that a valid election pursuant to Section 754 of the Code has been made and is in full effect in respect of the Company, and that no Member shall take any action to affect the effectiveness or validity of such election. In addition:

(I) the Managing Member shall make, in accordance with Section 4.2(c)(xiv), such adjustments to the definition of Gross Asset Value and Net Income and Net Loss, and to the Regulatory Allocations required by Section 5.3(c) as are necessary to carry out the provisions of Regulations Section 1.704-1(b)(2)(iv)(m)(2) and 1.704-1(b)(2)(iv)(m)(4); and

(II) a Member who acquires any Units shall furnish to the Managing Member such information as the Managing Member shall reasonably require to enable it to compute the adjustments required by Section 755 of the Code and the Regulations thereunder.

(b) Preparation of Returns. The Managing Member shall cause to be prepared all federal, state and local tax returns of the Company for each year for which such returns are required to be filed and shall cause such returns to be timely filed. Except to the extent otherwise expressly provided in this Agreement, the Managing Member shall determine in accordance with Section 4.2(c)(xiv) the appropriate treatment of each item of income, gain, loss, deduction and credit of the Company and the accounting methods and conventions under the tax Laws of the United States, the several states and other relevant jurisdictions as to the treatment of any such item or any other method or procedure related to the preparation of such tax returns.

(c) Tax Matters Member.

(1) Designation and Powers. The Managing Member is hereby designated as the tax matters partner within the meaning of Section 6231(a)(7) of the Code (“Tax Matters Member”). The Tax Matters Member shall have all of the rights, authority and power, and shall be subject to all of the obligations, of a tax matters partner to the extent provided in the Code and the Regulations. The Tax Matters Member shall take such action as may be reasonably necessary to cause each other eligible Member to become a “notice partner” within the meaning of Code Section 6231(a)(8). To the extent and in the manner provided by applicable Code sections and Regulations thereunder, the

Tax Matters Member (i) shall furnish the name, address, profits interest and taxpayer identification number of each Member to the IRS and (ii) shall keep the Members informed of all administrative and judicial proceedings for the adjustment of Company items required to be taken into account by a Member for income tax purposes. Notwithstanding anything in this Agreement to the contrary, the Tax Matters Member, in its capacity as such, shall not, without the prior approval of the Members holding a majority of the Class B Units (provided that for so long as FTB and its Affiliates collectively hold twenty percent (20%) or more of the Class B Units, FTB’s (and only FTB’s) prior approval is required), such approval not to be unreasonably withheld, conditioned or delayed, (i) extend the statute of limitations for the assessment of any Tax, (ii) file a petition for judicial review of a “final partnership administrative adjustment” within the meaning of Section 6226(a) of the Code, (iii) file a tax claim, on behalf of the Company, in any court, (iv) submit any request for administrative adjustment on behalf of the Company, or (v) bind the Members to any tax settlement. The Tax Matters Member shall notify the other Members within twenty (20) Business Days after it receives notice from the IRS (or any state and local tax authority), of any administrative proceeding with respect to an examination of, or proposed adjustment to, any Company tax items.

(2) State and Local Tax Law. If any state or local tax Law provides for a tax matters partner or person having similar rights, powers, authority or obligations, the Tax Matters Member shall also serve in such capacity. In all other cases, the Tax Matters Member shall represent the Company in all tax matters to the extent allowed by Law.

(3) Expenses of the Tax Matters Member. All reasonable out-of-pocket expenses incurred by the Tax Matters Member in its capacity as such shall be borne by the Company as an ordinary expense of its business. Such expenses shall include fees of attorneys and other tax professionals, accountants, appraisers and experts, filing fees and reasonable out-of-pocket costs.

(4) Inconsistent Return Positions. No Member shall file a notice with the IRS under Section 6222(b) of the Code in connection with such Member’s intention to treat an item on such Member’s federal income tax return in a manner that is inconsistent with the treatment of such item on the Company’s federal income tax return, unless such Member has, not less than thirty (30) days prior to the filing of such notice, provided the Managing Member with a copy of the notice and thereafter in a timely manner provides such other information related thereto as the Managing Member shall reasonably request.

(5) Election into TEFRA. In the event that the Company is not subject to the consolidated audit rules of Sections 6221 through 6234 of the Code during any fiscal year, each Person who was a Member at any time during such fiscal year hereby agrees to sign an election pursuant to Section 6231(a)(1)(B)(ii) of the Code and Regulations Section 301.6231(a)(1) 1(b)(2) to be filed with the Company’s federal income tax return for such fiscal year to have such consolidated audit rules apply to the Company.

ARTICLE VIII - MISCELLANEOUS

SECTION 8.1 Exhibits. Without in any way limiting the provisions of Section 7.2, the Managing Member may from time to time execute on behalf of the Company and deliver to the Members exhibits which set forth the then-current Capital Account balances of each Member and any other matters deemed appropriate by the Managing Member or required by applicable Law. Such exhibits shall be for information purposes only and shall not be deemed to be part of this Agreement for any purpose whatsoever.

SECTION 8.2 Governing Law; Severability; Selection of Forum; Waiver of Trial by Jury. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, EXCLUDING ANY CONFLICT-OF-LAWS RULE OR PRINCIPLE THAT MIGHT REFER THE GOVERNANCE OR THE CONSTRUCTION OF THIS AGREEMENT TO THE LAW OF ANOTHER JURISDICTION. In the event of a direct conflict between the provisions of this Agreement and any provision of the Certificate, this Agreement shall control; in the event of a direct conflict between the provisions of this Agreement and any mandatory provision of the Act, the applicable provision of the Act shall control. The provisions of this Agreement (other than this sentence, Sections 2.4, 4.1(a), 4.2(b), 4.2(c), 8.5, 8.8, 8.10 and 8.11 and Article III (and related definitions) shall be deemed severable and the invalidity or unenforceability of any provision (other than this sentence, Sections 2.4, 4.1(a), 4.2(b), 4.2(c), 8.5, 8.8, 8.10 and 8.11 and Article III (and related definitions)) shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement (other than this sentence, Sections 2.4, 4.1(a), 4.2(b), 4.2(c), 8.5, 8.8, 8.10 and 8.11 and Article III (and related definitions)), or the application thereof to any Person or circumstance, is invalid or unenforceable to any extent, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, and such invalidity or unenforceability shall not affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction. Each party agrees that it shall bring any action, suit, demand or proceeding (including counterclaims) in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby, exclusively in the United States District Court for the District of Delaware or any Delaware State court, in each case, sitting in the City of Wilmington, Delaware (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions contemplated hereby (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action, suit, demand or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that service of process upon such party in any such action, suit, demand or proceeding shall be effective if notice is given in accordance with Section 8.6. Each party irrevocably waives any and all right to trial by jury in any action, suit, demand or proceeding (including counterclaims) arising out of or related to this Agreement or the transactions contemplated hereby.

SECTION 8.3 Successors and Assigns; No Third-Person Beneficiaries. This Agreement is binding upon the parties to this Agreement and their respective permitted successors and assigns. This Agreement shall not be construed so as to confer any right or benefit upon any

Person other than the parties to this Agreement and each of their respective permitted successors and assigns and other than (i) the Covered Persons with respect to Section 4.6 and (ii) the Advent Group Members and the FTB Group Members with respect to Section 4.7.

SECTION 8.4 Confidentiality. The Company shall use reasonable best efforts to preserve the confidentiality of the confidential information of the Company and the Subsidiaries. By executing this Agreement, for the period during which a Member is a party to this Agreement and for three (3) years thereafter, each Member expressly agrees to maintain the confidentiality of, and not to disclose to any Person other than the Company or any Subsidiary, another Member or any of their respective financial advisors, accountants, attorneys or other advisors, without the consent of Managing Member but subject to the first sentence of this Section 8.4, any information relating to the business, financial structure, financial position or financial results, customers, suppliers or affairs of the Company and the Subsidiaries, except (i) as otherwise required by Law or by any Government Entity or Self-Regulatory Organization having jurisdiction over such Members; provided that the disclosing Member will exercise reasonable best efforts to minimize disclosure of such information that is confidential or proprietary and to seek confidential treatment for any such information to the maximum extent permissible, (ii) the delivery by a Member of financial statements of the Company and the Subsidiaries to its direct or indirect partners, stockholders or members, provided that such parties are bound by appropriate confidentiality provisions, including in their ability to use such information, (iii) the disclosure of any information that was or becomes available to such Member on a non-confidential basis from a source other than the Company or its representatives, financial advisors, accountants, attorneys or other advisors provided such other source is not known by such Member, after reasonable inquiry, to be bound by a confidentiality obligation with respect to such information, or (iv) the disclosure of any information that was or becomes generally available to the public (other than as a result of a breach by such Member of this Agreement). This provision shall survive any termination of this Agreement either generally or in regard to any Member. Each Member agrees that monetary damages may not be an adequate remedy for a breach of this Section 8.4, and that, in addition to any other remedies, each Member shall be entitled to seek injunctive relief to restrain any such breach, whether threatened or actual, without the necessity of proving the inadequacy of monetary damages as a remedy.

SECTION 8.5 Amendments. No amendment of any provision of this Agreement shall be effective against the Company or the Members unless such amendment is approved in accordance with Section 4.2(b). This Agreement and any provision hereof may only be waived by a writing signed by the party against whom the waiver is to be effective. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

SECTION 8.6 Notices. Whenever notice is required or permitted by this Agreement to be given, such notice shall be in writing and shall be given to any Member at its address, telecopy number or email address shown in the Company’s books and records, or, if given to the Company, at the addresses listed on Schedule I or such other address as may be designated from time to time. Each proper notice shall be effective upon any of the following: (i) personal delivery to the recipient, (ii) when telecopied or emailed to the recipient if the telecopy is promptly confirmed by automated or telephone confirmation thereof or if the email is promptly confirmed by email or telephone confirmation thereof, or (iii) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid).

SECTION 8.7 Counterparts. This Agreement may be executed in any number of counterparts (including by means of telecopied signature pages), each of which shall be deemed an original, and all of which together shall constitute one and the same agreement.

SECTION 8.8 Non-Circumvention. This Agreement is subject in all respects to the provisions of the Exchange Agreement, and nothing in this Agreement shall abridge or alter any rights provided for in the Exchange Agreement. The Company agrees not take any action (or omit to take any action) that is prohibited by, or inconsistent with, the Exchange Agreement.

SECTION 8.9 Entire Agreement. This Agreement, including the Exhibits and Schedules to this Agreement, and the Exchange Agreement, embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained in this Agreement. This Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof and thereof, other than the Exchange Agreement.

SECTION 8.10 Specific Performance. Each party hereto acknowledges that the remedies at law of the other parties for a breach or threatened breach of this Agreement would be inadequate and, in recognition of this fact, any party to this Agreement, without posting any bond or furnishing other security, and in addition to all other remedies that may be available, shall be entitled to seek equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available and no party shall oppose the granting of such relief on the basis that money damages would be sufficient.

SECTION 8.11 Calculation of Damages. In any action, suit, demand or proceeding (including counterclaims) in respect of any claim arising out of or related to a breach of Sections 4.1(c) of this Agreement or the transactions contemplated thereby, in the determination of any liability for damages by the Company in favor of any Member, the Company and the Members agree that the amount of any such damages shall be grossed up to reflect such Member’s ownership interest in the Company such that such Member’s damages equal (x) the amount of such damages, divided by (y)(i) one (1), minus (ii) the percentage that such Member’s Units (as of the date of such damages are incurred) represents of the Units then outstanding (expressed as a decimal).

[THE REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY – SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Second Amended and Restated Limited Liability Company Agreement as of the day and year first above written.

THE COMPANY: VANTIV HOLDING, LLC

By:	/s/ Charles D. Drucker
Name:	Charles D. Drucker
Title:	President and Chief Executive Officer

Signature Page to the Second Amended and Restated

Limited Liability Company Agreement of Vantiv Holding, LLC

THE MEMBERS: VANTIV, INC.

By:	/s/ Charles D. Drucker
Name:	Charles D. Drucker
Title:	President and Chief Executive Officer

Signature Page to the Second Amended and Restated

Limited Liability Company Agreement of Vantiv Holding, LLC

FIFTH THIRD BANK

By:	/s/ Greg D. Carmichael
Name:	Greg D. Carmichael
Title:	EVP & Chief Operating Officer

By:	/s/ Paul L. Reynolds
Name:	Paul L. Reynolds
Title:	EVP, Secretary & Chief Risk Officer

FTPS PARTNERS, LLC

By:	/s/ Paul L. Reynolds
Name:	Paul L. Reynolds
Title:	EVP, Secretary & Chief Risk Officer

Signature Page to the Second Amended and Restated

Limited Liability Company Agreement of FTPS Holding, LLC

SCHEDULE I

Members

Members	Notice Address	No. of Class A Units Held	No. of Class B Units Held	No. of Units Held
Vantiv, Inc.	Vantiv, Inc. 8500 Governor’s Hill Drive Symmes Township, OH 45249	91,841,353	0	91,841,353
Fifth Third Bank	38 Fountain Square Plaza, Cincinnati, OH 45263	0	78,240,102	78,240,102
FTPS Partners, LLC	c/o Fifth Third Bank 38 Fountain Square Plaza, Cincinnati, OH 45263	0	5,679,034	5,679,034

Total	N/A	91,841,353	83,919,136	175,760,489

Schedule I to the Second Amended and Restated

Limited Liability Company Agreement of FTPS Holding, LLC

EXHIBIT A

NOTICE ADDRESS OF CEO

Chief Executive Officer

Charles Drucker	c/o Vantiv, Inc. 8500 Governor’s Hill Drive Symmes Township, OH 45249

Signature Page to the Second Amended and Restated

Limited Liability Company Agreement of Vantiv Holding, LLC

EXHIBIT B

TRANSFEREE TAX REPRESENTATIONS

The transferee is, and will at all times continue to be, the sole beneficial owner of the interest to be registered in its name (which shall be interpreted to mean that the transferee is not and will not be treated as a nominee for, or agent of, another party or as anything other than the real owner of such interest for federal income tax purposes, at any time);

Such transferee is not a trust, estate, partnership or “S corporation” for federal income tax purposes;

Such transferee did not purchase, and will not sell, its interest through (a) a national, foreign, regional, local or other Securities exchange, (b) PORTAL or (c) over the counter market (including an interdealer quotation system that regularly disseminates firm buy or sell quotations by identified brokers or dealers by electronic means or otherwise);

Such transferee did not purchase, and will not sell, its interest from, to or through (a) a person, such as a broker or dealer, that makes a market in, or regularly quotes prices for, such interests or (b) a person that regularly makes available to the public (including customers or subscribers) bid or offer quotes with respect to the Interest and stands ready to effect, buy or sell transactions at the quoted prices for itself or on behalf of others; and

Such transferee will only sell its interest to a buyer who provides the representations similar to these.

The representations set forth above are intended to ensure that the Company will not be treated as a corporation for federal income tax purposes as a result of any transfer. The Managing Member may waive any or all of the representations set forth above on the advice of counsel that the transfer of an interest to such transferee will not cause the Company to be treated as a corporation for federal income tax purposes, and shall endeavor in good faith to do so if so advised by counsel to the Company upon request for waiver by a Member proposing to transfer, or upon receipt of an opinion from legal counsel to the transferee (provided such legal counsel is of national reputation and specializes in the legal matters involved in such determination) that such transfer will not cause the Company to be treated as a publicly traded partnership within the meaning of Section 7704 of the Code. These representations may from time to time be revised by the Managing Member on the advice of counsel to the extent necessary to ensure that a transfer will not cause the Company to be treated as a corporation for federal income tax purposes.

EXHIBIT B TO THE SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT OF FTPS HOLDING, LLC

Exhibit D

Execution Version

RECAPITALIZATION AGREEMENT

This Recapitalization Agreement (this “Agreement”) is entered into as of March 21, 2012, by and among (i) Vantiv, Inc., a Delaware corporation (“Vantiv”), (ii) Vantiv Holding, LLC, a Delaware limited liability company (“Holding”), (iii) Fifth Third Bank, a bank chartered under the laws of the State of Ohio (“FTB”), (iv) FTPS Partners, LLC, a Delaware limited liability company and affiliate of FTB (“FTPS Partners”), (v) JPDN Enterprises, LLC, a Delaware limited liability company (“JPDN”), and (vi) each of the stockholders of Vantiv set forth on Exhibit A hereto (each, an “Existing Stockholder” and, collectively, the “Existing Stockholders”). Each of the parties to this Agreement is referred to herein as a “Party” or, collectively, the “Parties.” Certain capitalized terms are defined in Section 5.1.

WHEREAS, as of immediately prior to the date hereof, the outstanding equity interests of Vantiv, which consist solely of shares of common stock of Vantiv, par value $0.01 per share (the “Old Common Stock”), are held by the Existing Stockholders in the numbers set forth across from their names on Exhibit A hereto;

WHEREAS, as of immediately prior to the date hereof, the outstanding equity interests of Holding, which consist of Class A Units (the “Holding Class A Units”) and Class B Units (the “Holding Class B Units” and, together with the Holding Class A Units, the “Holding Units”), are held by Vantiv, FTB, FTPS Partners and JPDN in the numbers and classes set forth across from their names on Exhibit B hereto;

WHEREAS, in connection with the proposed initial public offering of New Class A Common Stock (as defined below) of Vantiv (the “IPO”), the price per share of which will be determined on March 21, 2012, Vantiv desires to purchase (conditional upon the exercise by the underwriters of their option to purchase from Vantiv additional shares of New Class A common stock to cover over-allotments, if any) with a portion of the net proceeds from the IPO an aggregate of up to 2,086,064 Holding Class B Units from FTB and FTPS Partners (the “Unit Purchase”);

WHEREAS, in connection with the IPO, the Parties desire to effect a recapitalization of Vantiv and Holding on the terms as more fully set forth herein prior to the time of delivery to the underwriters of the New Class A Common Stock being offered and sold in the IPO (the “IPO Closing Time”):

WHEREAS, prior to the date hereof, (i) Transactive Ecommerce Solutions Inc. (“Transactive”) has filed a Statement of Intent to Dissolve with the Director of Corporations Canada, (ii) Fifth Third Financial Corporation, Vantiv and JPDN have contributed all of their respective common shares of Transactive to Holding, which shares Holding immediately contributed to Vantiv, LLC, a wholly owned subsidiary of Holding, and (iii) the board of directors and shareholders of Transactive have approved the dissolution of Transactive pursuant to the Canada Business Corporations Act;

WHEREAS, the Parties intend that the reclassification of Old Common Stock into shares of New Common Stock will qualify as a recapitalization within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, the Parties intend that the issuance of the New Class B Common Stock will be treated as issued to FTB and FTPS Partners in partial consideration for the Unit Purchase to the extent permissible by law.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the mutual receipt and sufficiency of which are hereby acknowledged, the Parties do hereby covenant and agree as follows:

ARTICLE I

RECLASSIFICATION

1.1 The transactions encompassed in this Article I (the “Recapitalization”) shall be effected in the order set forth in this Article I.

1.2 Contribution of Holding Units. JPDN will contribute to Vantiv all of its right, title and interest in and to the 69,545 Holding Class A Units and 66,818 Holding Class B Units (the “JPDN Class B Units”), which, collectively, constitute all of the Holding Units held by JPDN (the “JPDN Holding Units”), free and clear of all Liens, in exchange for the issuance by Vantiv of 1,363.63 duly authorized, validly issued, fully paid and non-assessable shares of Old Common Stock and the JPDN Class B Units, upon such contribution to Vantiv and without any further action required, shall automatically convert into 66,818 Class A Units (the transactions set forth in this paragraph are referred to collectively as the “JPDN Contribution”).

1.3 Amendment of LLC Agreement. Holding will amend and restate its existing limited liability company agreement in the form of the Second Amended and Restated Limited Liability Company Agreement attached hereto as Exhibit C (the “Amended LLCA”), in order, among other things, to effect a split of the Holding Units, pursuant to which each Holding Unit held by a member immediately prior to the date hereof shall represent, immediately following such split, 1.7576049 Holding Units (the transactions set forth in this paragraph are referred to collectively as the “Holding Unit Split”).

1.4 Amendment of Certificate and Bylaws.

1.4.1 Following the effectiveness of the Amended LLCA, Vantiv will amend and restate its existing certificate of incorporation in the form of the Amended and Restated Certificate of Incorporation attached hereto as Exhibit D (the “Amended Charter”), in order, among other things, to (x) authorize a new Class A common stock, par value $0.00001 per share, of Vantiv, having the rights, preferences, privileges and restrictions set forth therein (the “New Class A Common Stock”), and a new Class B common stock, no par value per share, of Vantiv, having the rights, preferences, privileges and restrictions set forth therein (the “New Class B Common Stock” and, together with the New Class A Common Stock, the “New Common Stock”), and (y) reclassify each share of Old Common Stock into 175.76049 duly authorized, validly issued, fully paid and non-assessable shares of New Class A Common Stock and (z) cancel and eliminate the Old Common Stock. Vantiv shall file the Amended Charter with the Secretary of State of the State of Delaware in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware, to be effective March 21, 2012, immediately following the effectiveness of the Amended LLCA.

1.4.2 Amendment of Bylaws. Following the effectiveness of the Amended LLCA, Vantiv will also amend and restate its existing bylaws in the form of the Amended and Restated Bylaws attached hereto as Exhibit E (the “Amended Bylaws”), Vantiv shall adopt the Amended Bylaws to be effective March 21, 2012, immediately following the effectiveness of the Amended LLCA.

1.5 Cancellation of Old Common Stock.

1.5.1 Immediately upon the filing of the Amended Charter, (a) each of the Existing Stockholders holding shares of Old Common Stock shall be entitled to receive 175.76049 shares of Class A Common Stock in exchange for each share of Old Common Stock held by such Existing Stockholder and (b) each of the stock certificates representing shares of Old Common Stock (the “Certificate(s)”) shall cease to represent any ownership interest in Vantiv and shall thereafter represent only the right to receive the shares of New Class A Common Stock into which such shares of Old Common Stock have been reclassified in accordance with this Article I.

1.5.2 Promptly following the filing of the Amended Charter, each of the Existing Stockholders holding Old Common Stock will surrender the Certificate(s) representing their shares of Old Common Stock to Vantiv or its designee, accompanied by a stock power duly executed in blank. Immediately thereafter, Vantiv shall cancel all such Certificates and (i) to the extent that shares of the New Class A Common stock are certificated, issue new certificates representing the duly authorized, validly issued, fully paid and non-assessable shares of New Class A Common Stock into which such Old Common Stock has been reclassified (together with the certificates representing the shares of New Common Stock issued pursuant to Sections 1.2 and 1.6, the “New Certificates”) or (ii) to the extent that the shares of New Class A Common Stock are uncertificated, establish an electronic book-entry account representing the duly authorized, validly issued, fully paid and non-assessable shares of New Class A Common Stock into which such Old Common Stock has been reclassified, in each case in the amounts set forth opposite such Existing Stockholder’s name on Exhibit F hereto. If any Certificate shall have been lost, stolen or destroyed, the holder of such Certificate shall make an affidavit of that fact and provide an indemnity in form and substance satisfactory to Vantiv. No fractional shares of New Common Stock shall be issued in connection with the Recapitalization, and each Investor hereby waives any right to payment in lieu of such fractional shares. Vantiv shall make all appropriate notations in its books and records to record the issuance of New Common Stock and the surrender and cancellation of the shares of Old Common Stock.

1.6 Issuance of New Class B Common Stock. Immediately upon the filing of the Amended Charter and the cancellation of the Old Common Stock, Vantiv will issue (i) 78,240,102 duly authorized, validly issued, fully paid and nonassessable shares of New Class B Common Stock to FTB and (ii) 7,765,098 duly authorized, validly issued, fully paid and nonassessable shares of New Class B Common Stock to FTPS Partners, in each case, in partial consideration of the Unit Purchase. The parties intend that the transactions contemplated by this Section 1.6 and that the transaction contemplated by Section 1.5 will qualify as a recapitalization within the meaning of Section 368(a)(1) of the Code, will be in partial consideration for the Unit Purchase, and the parties will take the position for all U.S. federal and other applicable income tax purposes that the transactions contemplated hereby so qualify unless a contrary position is required by Applicable Law or the good faith resolution of a tax contest. The matters set forth in Sections 1.4, 1.5 and 1.6 shall be collectively referred to as the “Vantiv Reclassification”.

1.7 Unit Purchase. To effect the Unit Purchase, FTB and FTPS Partners shall sell to Vantiv, and Vantiv shall purchase from FTB and FTPS Partners (in each case, conditional upon the exercise by the underwriters of their option to purchase from Vantiv additional shares of New Class A Common Stock to cover over-allotments) an aggregate number of Holding Class B Units equal to the number of shares of New Class A Common Stock to be sold by the Existing Stockholders pursuant to the exercise by the underwriters of such option, which sale by FTB and FTPS Partners shall be made pursuant to, and in accordance with, Section 2.4(b) of the Exchange Agreement. The price per unit shall be the price per share at which the Class A common stock is sold to the public less the underwriting discount, which price shall be set forth on Schedule 1 hereto (promptly following the time at which such price is determined), to be paid by Vantiv to FTB by wire transfer of immediately available funds at the IPO Closing Time to an account designated in writing to Vantiv.

ARTICLE II

ADDITIONAL AGREEMENTS

2.1 Entry into Additional Agreements. As of immediately following the execution hereof:

2.1.1 Vantiv, Holding, FTB and FTPS Partners shall enter into the Exchange Agreement (as amended, modified or supplemented from time to time, the “Exchange Agreement”), to be effective immediately after the Vantiv Reclassification and before the IPO Closing Time;

2.1.2 Vantiv, the Existing Stockholders, FTB, FTPS Partners and JPDN shall enter into the Registration Rights Agreement (as amended, modified or supplemented from time to time, the “Registration Rights Agreement”), to be effective immediately after the Vantiv Reclassification and before the IPO Closing Time;

2.1.3 Holding shall execute the Warrant, dated June 30, 2009 (the “Warrant”), upon presentment of the existing Warrant, to be effective immediately after the JPDN Contribution and before the IPO Closing Time;

2.1.4 Vantiv and each of JPDN, FTB and certain investment fund affiliates of Advent International Corporation shall enter into the Tax Receivable Agreements (the “Stockholder TRAs”), and Vantiv, FTB, FTPS Partners, JPDN, Advent International Corporation and certain investment fund affiliates of Advent International Corporation shall enter into a Tax Receivable Agreement relating to net operating losses and certain other tax attributes of NPC Group Inc., a wholly-owned subsidiary of Holding (together with the

Stockholder TRAs, as amended, modified or supplemented from time to time, the “TRAs”), to be effective immediately after the Vantiv Reclassification and before the IPO Closing Time;

2.1.5 Vantiv and Holding shall enter into the Advancement Agreement (as amended, modified or supplemented from time to time, the “Advancement Agreement”), to be effective immediately after the Vantiv Reclassification and before the IPO Closing Time; and

2.2 Contribution of IPO Proceeds. At the IPO Closing Time, Vantiv shall contribute to Holding the proceeds of the IPO (less the underwriting discount) and, for the avoidance of doubt, net of the proceeds used to effect the purchases contemplated by Section 1.7, from the sale by Vantiv of shares of Class A Common Stock in the IPO in exchange for a number of Class A Units of Holding, pursuant to Section 2.4(b) of the Exchange Agreement, equal to the number of shares of Class A Common Stock sold by Vantiv in the IPO (net of the shares the proceeds of which were used to effect the purchases contemplated by Section 1.7).

ARTICLE III

FEES AND EXPENSES

3.1 Payment of Consent Modification Fee. At the IPO Closing Time, Vantiv shall pay to FTB $15 million in cash together with any reimbursable out-of-pocket costs incurred by FTB and its Affiliates in connection with the IPO (as detailed in writing by FTB at least five business days prior to the IPO Closing Time) that are reasonable by wire transfer of immediately available funds to an account designated in writing to Vantiv in consideration of the modification of FTB’s consent rights as reflected in the Amended LLCA and the Amended Charter.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties by Vantiv. Vantiv hereby represents and warrants to each of the other Parties as follows:

4.1.1 Organization. Vantiv is, and upon adoption of the Amended Charter, will be, a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to carry on its business as now being conducted and to own and operate the properties and assets now owned and being operated by it. Vantiv is duly qualified or licensed to do business and is in good standing in each jurisdiction in which such qualification is necessary under Applicable Law as a result of the conduct of its business or the ownership of its properties.

4.1.2 Capitalization, Equity Ownership. Immediately prior to the Recapitalization, the authorized capital stock of Vantiv consists solely of 512,000 shares of Old Common Stock, of which 509,305 shares are outstanding. All shares of Old Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. There are no, and as of the Recapitalization, there will be no, Liens (as herein defined) on any shares of Old Common Stock. Immediately following the Recapitalization, the authorized capital stock of Vantiv will consist solely of (i) 990,000,000 shares of New Common Stock, 175,760,489 of which will be issued and outstanding as set forth in more detail on Exhibit F, including 89,755,289 shares of New Class A Common Stock and 86,005,200 shares of New Class B Common Stock, and (ii) 10,000,000 shares of preferred stock, par value $0.00001 per share, none of which will be issued and outstanding. The shares of New Common Stock, when issued, sold and delivered in accordance with the terms set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free and clear of Liens and restrictions on transfer, other than restrictions on transfer set forth in the Exchange Agreement and applicable state and federal securities laws, and except for Liens created by or imposed by a holder of New Common Stock on its shares after the IPO Closing Time. Vantiv has no subsidiaries or any equity interest in any person or entity other than in Holding and indirectly its subsidiaries.

4.1.3 Authority. Vantiv has the corporate power and authority to enter into this Agreement, the Exchange Agreement, the Amended LLCA, the Registration Rights Agreement, the TRAs, the Advancement Agreement and the Amended Charter, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement, the Exchange Agreement, the Amended LLCA, the Registration Rights Agreement, the TRAs and the Advancement Agreement and the consummation of the transactions contemplated hereby and thereby, including the Recapitalization, have been duly authorized by all necessary corporate action on the part of Vantiv and its stockholders, and no other proceeding or approval on the part of Vantiv or its stockholders is necessary to authorize the execution and delivery of such agreements or the performance thereof or the consummation of any of the transactions contemplated hereby and thereby in each case by Vantiv or Vantiv Holding, including the Recapitalization. Each of this Agreement, the Exchange Agreement, the Amended LLCA, the Registration Rights Agreement, the TRAs and the Advancement Agreement, assuming the due authorization, execution and delivery of such agreement by the parties thereto other than Vantiv, represents a legal, valid and binding obligation of Vantiv, enforceable against Vantiv in accordance with its terms, except as such enforceability may be limited by bankruptcy, moratorium, insolvency, reorganization or other similar laws affecting or limiting the enforcement of creditors’ rights generally and except as such enforceability is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law). Prior to the date hereof, the board of directors of Vantiv shall have approved in all respects the filing of the Amended Charter with the Secretary of the State of Delaware and the adoption of the Amended and Restated Bylaws of Vantiv.

4.1.4 Agreements With Respect to Vantiv Securities. There are no, and immediately prior to the IPO Closing Time will be no, and neither Vantiv nor any subsidiary of Vantiv is bound by or subject to any, (i) preemptive or other outstanding rights, subscriptions, options, warrants, conversion, put, call, exchange or other rights, agreements, commitments, arrangements or understandings of any kind pursuant to which Vantiv or any subsidiary of Vantiv, contingently or otherwise, is or may become obligated to offer, issue, sell, purchase, return or redeem, or cause to be offered, issued, sold, purchased, returned or redeemed, any ownership or equity interest in Vantiv or any subsidiary of Vantiv or any securities exercisable or exchangeable for, or convertible into, any ownership or equity interest in Vantiv or any subsidiary of Vantiv; (ii) stockholder agreements, voting trusts, proxies or other agreements or understandings to which Vantiv or any subsidiary of Vantiv is a party or to which Vantiv or any subsidiary of Vantiv is bound relating to the holding, voting, sale, purchase, redemption or other acquisition of equity interests of Vantiv or any subsidiary of Vantiv; or (iii) agreements, commitments, arrangements, understandings or other obligations to declare, make or pay any dividends or distributions, whether current or accumulated, or due or payable, on any equity interests in Vantiv or any subsidiary of Vantiv; in each of clauses (i)–(iii), except pursuant to the Exchange Agreement, the Amended Charter, the Amended LLCA, the Warrant, the Underwriting Agreement, dated March 21, 2012, among the Company, Holding, the selling stockholders party thereto and J.P. Morgan Securities, LLC, Morgan Stanley & Co., LLC and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters named therein, or the Vantiv, Inc. 2012 Equity Incentive Plan.

4.1.5 Non-Contravention. The execution, delivery and performance by Vantiv of each of this Agreement, the Exchange Agreement, the Registration Rights Agreement, the Warrant, the TRAs and the Advancement Agreement and the consummation by Vantiv of the transactions contemplated hereby and thereby will not (i) contravene or violate any provision of any Applicable Law, (ii) conflict with or violate any provision of the certificate of incorporation or bylaws of Vantiv, (iii) conflict with, result in a breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any rights of termination, suspension, amendment, acceleration or cancellation, under any agreement, contract, commitment, instrument, undertaking, lease, note, mortgage, indenture, license or arrangement, whether written or oral, to which Vantiv is a party or by which any property or asset of Vantiv is bound or affected, or (iv) require the consent of or filing with any Governmental Authority or any other third party.

4.1.6 Sole Representations and Warranties. Except for the representations and warranties set forth in this Section 4.1 or in any instrument required to be delivered by Vantiv hereunder, Vantiv makes no other representations and warranties herein in connection with the issuance of the shares of New Common Stock pursuant to this Agreement.

4.2 Representations and Warranties by Holding. Holding hereby represents and warrants to each of the other Parties as follows:

4.2.1 Organization. Holding is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has the limited liability company power and authority to carry on its business as now being conducted and to own and operate the properties and assets now owned and being operated by it. Holding is duly qualified or licensed to do business and is in good standing in each jurisdiction in which such qualification is necessary under Applicable Law as a result of the conduct of its business or the ownership of its properties.

4.2.2 Capitalization, Equity Ownership. Upon the Holding Unit Split, the capital structure of Holding will be as set forth in the Amended LLCA. All Holding Units have been or will have been duly authorized and validly issued and fully paid and nonassessable. Any Holding Units to be issued at the IPO Closing Time to Vantiv in connection with the IPO will be duly authorized, validly issued, fully paid and nonassessable and free and clear of Liens.

4.2.3 Authority. Holding has the limited liability company power and authority to enter into this Agreement, the Exchange Agreement, the Amended LLCA, the Warrant and the Advancement Agreement and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement, the Exchange Agreement, the Amended LLCA, the Warrant and the Advancement Agreement and the consummation of the transactions contemplated hereby and thereby, including the Holding Unit Split, have been duly authorized by all necessary limited liability company action on the part of Holding and its members, and no other proceeding or approval on the part of Holding or its members is necessary to authorize the execution and delivery of such agreements or the performance thereof or the consummation of any of the transactions contemplated hereby and thereby by Holding, including the Holding Unit Split. Each of this Agreement, the Exchange Agreement, the Amended LLCA, the Warrant and the Advancement Agreement, assuming the due authorization, execution and delivery of such agreement by the parties thereto other than Holding, represents a legal, valid and binding obligation of Holding, enforceable against Holding in accordance with its terms, except as such enforceability may be limited by bankruptcy, moratorium, insolvency, reorganization or other similar laws affecting or limiting the enforcement of creditors’ rights generally and except as such enforceability is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law).

4.2.4 Non-Contravention. The execution, delivery and performance by Holding of each of this Agreement, the Exchange Agreement, the Amended LLCA, the Warrant and the Advancement Agreement and the consummation by Holding of the transactions contemplated hereby and thereby will not (i) contravene or violate any provision of any Applicable Law, (ii) conflict with or violate any provision of the Amended and Restated Limited Liability Company Agreement of Holding, as currently in effect, or the Amended LLCA, (iii) conflict with, result in a breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any rights of termination, suspension, amendment, acceleration or cancellation, under any material agreement, contract, commitment, instrument, undertaking, lease, note, mortgage, indenture, license or arrangement, whether written or oral, to which Holding or any of its subsidiaries is a party or by which any property or asset of Holding or any of its subsidiaries is bound or affected, or (iv) require the material consent of or filing with any Governmental Authority or any other third party.

4.2.5 Sole Representations and Warranties. Except for the representations and warranties set forth in this Section 4.2 or in any instrument required to be delivered by Holding hereunder, Holding makes no other representations and warranties herein in connection with the Recapitalization.

4.3 Representations and Warranties of FTB, FTPS Partners, JPDN and the Existing Stockholders. Each of FTB, FTPS Partners, JPDN and the Existing Stockholders (each, an “Investor” and collectively, the “Investors”) hereby represents and warrants to the other Parties on its own behalf (and not on behalf of any other Party), severally and not jointly, as follows:

4.3.1 Organization. Such Investor is an entity duly organized, validly existing and in good standing under the laws of its state of incorporation or formation, and has the corporate or other entity power and authority to carry on its business as now being conducted and to own and operate the properties and assets now owned and being operated by it. Such Investor is duly qualified or licensed to do business and is in good standing in each jurisdiction in which such qualification is necessary under Applicable Law as a result of the conduct of its business or the ownership of its properties.

4.3.2 Authority. Such Investor has the corporate or other entity power and authority to enter into this Agreement and, as applicable, the Exchange Agreement, the Amended LLCA, the Registration Rights Agreement and the TRAs and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and, as applicable, the Exchange Agreement, the Amended LLCA, the Registration Rights Agreement and the TRAs and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate or other entity action on the part of such Investor, and no other proceeding or approval on the part of such Investor or any equity holder, general partner, managing member, or similar person of such Investor is necessary to authorize such Investor’s execution and delivery of this Agreement or, as applicable, the Exchange Agreement, the Amended LLCA, the Registration Rights Agreement, or the TRAs or the performance of any of the transactions contemplated hereby or thereby. Each of this Agreement and, as applicable, the Exchange Agreement, the Amended LLCA, the Registration Rights Agreement, and the TRAs, assuming the due authorization, execution and delivery of such agreement by the parties thereto other than such Investor, each represents a legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms, except as such enforceability may be limited by bankruptcy, moratorium, insolvency, reorganization or other similar laws affecting or limiting the enforcement of creditors’ rights generally and except as such enforceability is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law).

4.3.3 Non-Contravention. The execution, delivery and performance by such Investor of each of this Agreement and, as applicable, the Exchange Agreement, the Amended LLCA, the Registration Rights Agreement, and the TRAs and the consummation by such Investor of the transactions contemplated hereby and thereby will not (i) contravene or violate any provision of any Applicable Law, (ii) conflict with or violate any provision of the articles of organization (or equivalent) of such Investor, (iii) conflict with, result in a breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give rise to any rights of termination, suspension, amendment, acceleration or cancellation, under any agreement, contract, commitment, instrument, undertaking, lease, note, mortgage, indenture, license or arrangement, whether written or oral, to which such Investor is a party or by which any property or asset of such Investor is bound or affected, or (iv) require the consent of or filing with any Governmental Authority or any other third party.

4.3.4 Ownership and Transfer of Shares. Each Investor identified on Exhibit A is the legal and beneficial owner of the shares of Old Common Stock set forth next to such Investor’s name on Exhibit A, free and clear of any and all Liens.

4.3.5 Corporate Action of Vantiv Stockholders. Prior to the date hereof, the requisite Investors shall have executed written consents authorizing and approving in all respects the filing of the Amended Charter with the Secretary of the State of Delaware.

4.3.6 Sole Representations and Warranties. Except for the representations and warranties set forth in this Section 4.3 or in Section 4.4 or in any instrument required to be delivered by such Investor hereunder, such Investor makes no other representations and warranties herein in connection with the Recapitalization.

4.4 Additional Representation and Warranty of Advent Stockholders; Indemnity.

4.4.1 Representation and Warranty. Each of the Existing Stockholders other than the Gary Lee Patsley Retained Annuity Trust No. 1 and the Pamela H. Patsley Retained Annuity Trust No. 1 (such Existing Stockholders, the “Advent Stockholders”), hereby jointly and severally represents and warrants to FTB, as of the date hereof, that Vantiv has not conducted any business prior to the date hereof, other than owning limited liability company interests of Holding, and has no liabilities or obligations of any nature other than pursuant to this Agreement, the Exchange Agreement, the Amended LLCA, the Registration Rights Agreement, the TRAs, the Advancement Agreement and the Amended Charter and de minimis ones.

4.4.2 Indemnity. The Advent Stockholders, jointly and severally, hereby agree to indemnify, defend and hold harmless FTB and its affiliates and their respective directors, officers, shareholders, partners, members and employees and their heirs, successors and permitted assigns, each in their capacity as such, from, against and in respect of any damages, losses, charges, liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, taxes, interest, penalties, and costs and expenses, including fines and penalties (including expenses of investigation and reasonable attorney’s fees and expenses) imposed on, sustained, incurred or suffered by, or asserted against, any of FTB, Vantiv or their affiliates or their respective directors, officers, shareholders, partners, members and employees and their heirs, successors and permitted assigns, directly or indirectly relating to or arising out of any breach of the representation and warranty in Sections 4.1 and 4.4.1.

ARTICLE V

Miscellaneous

5.1 Certain Definitions. The following terms shall have the meanings set forth below for the purposes of this Agreement:

5.1.1 “Applicable Law” shall mean, with respect to any Person, all provisions of laws, statutes, ordinances, rules, regulations, permits, orders or certificates of any Governmental Authority applicable to such Person or any of its assets or property, and all judgments, injunctions, orders and decrees of any Governmental Authorities in proceedings or actions in which such Person is a party or by which any of its assets or properties are bound.

5.1.2 “Governmental Authority” shall mean any instrumentality, subdivision, court, administrative agency, commission, official or other authority of the United States or any other country or any state, province, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

5.1.3 “Lien” shall mean any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, proxy, voting trust or agreement, transfer restriction under any equity holder or similar agreement, encumbrance or any other restriction or limitation whatsoever.

5.1.4 “Person” shall mean any individual, firm, corporation, partnership, limited liability company, trust, joint venture, governmental authority or other entity.

5.2 Notices. Any notices and other communications required or permitted in this Agreement shall be effective if in writing and (a) delivered personally, (b) sent by facsimile, or (c) sent by overnight courier, in each case, addressed as follows:

If to Vantiv or Holding:	c/o Vantiv, Inc. 8500 Governor’s Hill Drive Symmes Township, Ohio 45249 Attention: General Counsel

With a copy to:	Weil, Gotshal & Manges LLP 100 Federal Street, 34th Floor Boston, Massachusetts 02110 Facsimile No.: (617) 772-8333 Attention: Marilyn French, Esq.

If to Fifth Third Bank or FTPS Partners, to:	Fifth Third Bank 38 Fountain Square Plaza Cincinnati, OH 45263 Facsimile No: (513) 534-6757 Attention: Paul Reynolds

With a copy to:	Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Facsimile No.: (212) 291-9085 Attention: Alexandra D. Korry and Andrew R. Gladin

If to JPDN:	JPDN Enterprises, LLC 4626 151 St. Urbandale, Iowa 50323 Attention: Charles Drucker

With a copy to:	Vantiv, Inc. 8500 Governor’s Hill Drive Symmes Township, OH 45249 Attention: General Counsel

If to any other Party:	To the addresses set forth with respect to such Investors on Exhibit F hereof.

or to such other place and with such other copies as either party may designate as to itself by written notice to the others.

Notice to the holder of record of any shares of capital stock shall be deemed to be notice to the holder of such shares for all purposes hereof.

Unless otherwise specified herein, such notices or other communications shall be deemed effective (x) on the date received, if personally delivered, (y) on the date received if delivered by facsimile on a business day, or if not delivered on a business day, on the first business day thereafter and (z) two business days after being sent by overnight courier. Each of the parties hereto shall be entitled to specify a different address by giving notice as aforesaid to each of the other parties hereto.

5.3 Binding Effect, Etc. This Agreement constitutes the entire agreement of the parties with respect to its subject matter, supersedes all prior or contemporaneous oral or written agreements or discussions with respect to such subject matter, other than any of the other agreements expressly referred to herein or and shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, representatives, successors and permitted assigns. This Agreement may not be assigned without the prior written consent of all other parties hereto.

5.4 Descriptive Heading. The descriptive headings of this Agreement are for convenience of reference only, are not to be considered a part hereof and shall not be construed to define or limit any of the terms or provisions hereof.

5.5 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one instrument. A facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original.

5.6 Severability. The provisions of this Agreement shall be deemed not to be severable.

5.7 Governing Law. This Agreement and all claims, controversies or causes of action relating to, arising out of, or based upon, this Agreement or relating to the subject matter hereof shall be governed by and construed in accordance with the domestic substantive laws of the State of Delaware without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.

5.8 Consent to Jurisdiction. Each party to this Agreement, by its execution hereof, (a) hereby irrevocably submits to the exclusive jurisdiction of the Delaware Court of Chancery or, if unavailable, the United States District Court for the District of Delaware , in each case, sitting in the City of Wilmington, Delaware (the “Chosen Courts”), for the purpose of any action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation arising out of or based upon this Agreement or relating to the subject matter hereof, (b) hereby waives to the extent not prohibited by Applicable Law, and agrees not to assert, and agrees not to allow any of its subsidiaries to assert, by way of motion, as a defense or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the Chosen Courts, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the Chosen Courts is improper, or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such Chosen Court and (c) hereby agrees not to commence or maintain any action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation arising out of or based upon this Agreement or relating to the subject matter hereof other than before one of the Chosen Courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit (in contract, tort or otherwise), inquiry, proceeding or investigation to any court other than one of the Chosen Courts whether on the grounds of inconvenient forum or otherwise. Notwithstanding the foregoing, any party to this Agreement may commence and maintain an action to enforce a judgment of any of the Chosen Courts in any court of competent jurisdiction. Each party hereto hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified on Exhibit F hereof is reasonably calculated to give actual notice.

5.9 WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH PARTY HERETO HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH PARTY HERETO ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTIES HERETO THAT THIS SECTION 5.9 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THEY ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 5.9 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

5.10 Specific Performance. Each party hereto acknowledges that the remedies at law of the other parties for a breach or threatened breach of this Agreement would be inadequate and, in recognition of this fact, any party to this Agreement, without posting any bond or furnishing other security, and in addition to all other remedies that may be available, shall be entitled to seek equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available and no party shall oppose the granting of such relief on the basis that money damages would be sufficient.

5.11 Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

5.12 Further Assurances. The parties shall execute, deliver, acknowledge and file such further agreements and instruments and take such other actions as may be reasonably necessary from time to time to make effective this Agreement and the transactions contemplated hereby.

5.13 Time. Time shall be of the essence of this Agreement.

[The remainder of the page is intentionally left blank.]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement as of the date first above written.

VANTIV, INC.

/s/ Charles D. Drucker
Name: Charles D. Drucker
Title: President and Chief Executive Officer

VANTIV HOLDING, LLC

/s/ Charles D. Drucker
Name: Charles D. Drucker
Title: President and Chief Executive Officer

FIFTH THIRD BANK

/s/ Greg D. Carmichael
Name: Greg D. Carmichael
Title: EVP & Chief Operating Officer

/s/ Paul L. Reynolds
Name: Paul L. Reynolds
Title: EVP, Secretary & Chief Risk Officer

FTPS PARTNERS, LLC

/s/ Paul L. Reynolds
Name: Paul L. Reynolds
Title: EVP, Secretary & Chief Risk Officer

JPDN ENTERPRISES, LLC

/s/ Charles D. Drucker
Name: Charles D. Drucker
Title: Manager

SIGNATURE PAGE TO RECAPITALIZATION AGREEMENT

Advent International GPE VI Limited Partnership

Advent International GPE VI-A Limited Partnership

Advent International GPE VI-B Limited Partnership

Advent International GPE VI-F Limited Partnership

Advent International GPE VI-G Limited Partnership

By:         GPE VI GP Limited Partnership, General Partner

By:         Advent International LLC, General Partner

By:         Advent International Corporation, Manager

By:         /s/ Christopher Pike

Advent International GPE VI-C Limited Partnership

Advent International GPE VI-D Limited Partnership

Advent International GPE VI-E Limited Partnership

By:         GPE VI GP (Delaware) Limited Partnership,

General Partner

By:         Advent International LLC, General Partner

By:         Advent International Corporation, Manager

By:        /s/ Christopher Pike

Advent Partners GPE VI 2009 Limited Partnership

Advent Partners GPE VI 2008 Limited Partnership

Advent Partners GPE VI – A Limited Partnership

By:         Advent International LLC, General Partner

By:         Advent International Corporation, Manager

By:         /s/ Christopher Pike

GPE VI FT Co-Investment Limited Partnership

By:         GPE VI FT Co-Investment GP Limited

Partnership;

By:         Advent International LLC, General Partner;

By:         Advent International Corporation, Manager,

By:         /s/ Christopher Pike                    , Vice President

SIGNATURE PAGE TO RECAPITALIZATION AGREEMENT

GARY LEE PATSLEY RETAINED ANNUITY TRUST NO.1
/s/ Pamela H. Patsley
Name: Pamela H. Patsley Title: Trustee

PAMELA H. PATSLEY RETAINED ANNUITY TRUST NO. 1
/s/ Pamela H. Patsley
Name: Pamela H. Patsley
Title: Trustee

SIGNATURE PAGE TO RECAPITALIZATION AGREEMENT

Schedule I

Price Per Unit

The price per unit for purposes of Section 1.7 shall be $16.065.

Exhibit A

Vantiv Pre-Recapitalization Ownership

Stockholder	No. of Shares of Common Stock
Advent International GPE VI Limited Partnership	204,921
Advent International GPE VI-A Limited Partnership	119,742
Advent International GPE VI-B Limited Partnership	10,368
Advent International GPE VI-C Limited Partnership	10,561
Advent International GPE VI-D Limited Partnership	8,420
Advent International GPE VI-E Limited Partnership	25,500
Advent International GPE VI-F Limited Partnership	38,559
Advent International GPE VI-G Limited Partnership	24,301
Advent Partners GPE VI 2008 Limited Partnership	7,505
Advent Partners GPE VI 2009 Limited Partnership	225
Advent Partners GPE VI-A Limited Partnership	676
GPE VI FT Co-Investment Limited Partnership	55,478
Gary Lee Patsley Retained Annuity Trust No. 1	1,524
Pamela H. Patsley Retained Annuity Trust No. 1	1,525

Total	509,305

Exhibit B

Holding Pre-Recapitalization Ownership

Member	No. of Class A Units Held	No. of Class B Units Held	No. of Units Held
Vantiv, Inc.	50,930,455	0	50,930,455
Fifth Third Bank	0	44,515,182	44,515,182
FTPS Partners, LLC	0	4,418,000	4,418,000
JPDN Enterprises, LLC	69,545	66,818	136,363

Total	51,000,000	49,000,000	100,000,000

Exhibit C

Amended LLCA

Please see attached.

Exhibit D

Amended Charter

Please see attached.

Exhibit E

Amended Bylaws

Please see attached.

Exhibit F

Vantiv Post-Recapitalization Ownership

Stockholder	Notice Address	No. of Shares of Class A Common Stock Held	No. of Shares of Class B Common Stock Held	No. of Shares of Common Stock Held
Advent International GPE VI Limited Partnership	c/o Advent International Corporation 75 State Street Boston, MA 02109	36,016,982	0	36,016,982
Advent International GPE VI-A Limited Partnership	c/o Advent International Corporation 75 State Street Boston, MA 02109	21,045,894	0	21,045,894
Advent International GPE VI-B Limited Partnership	c/o Advent International Corporation 75 State Street Boston, MA 02109	1,822,283	0	1,822,283
Advent International GPE VI-C Limited Partnership	c/o Advent International Corporation 75 State Street Boston, MA 02109	1,856,205	0	1,856,205
Advent International GPE VI-D Limited Partnership	c/o Advent International Corporation 75 State Street Boston, MA 02109	1,479,902	0	1,479,902
Advent International GPE VI-E Limited Partnership	c/o Advent International Corporation	4,481,889	0	4,481,889

Stockholder	Notice Address	No. of Shares of Class A Common Stock Held	No. of Shares of Class B Common Stock Held	No. of Shares of Common Stock Held
	75 State Street Boston, MA 02109
Advent International GPE VI-F Limited Partnership	c/o Advent International Corporation 75 State Street Boston, MA 02109	6,777,143	0	6,777,143
Advent International GPE VI-G Limited Partnership	c/o Advent International Corporation 75 State Street Boston, MA 02109	4,271,152	0	4,271,152
Advent Partners GPE VI 2008 Limited Partnership	c/o Advent International Corporation 75 State Street Boston, MA 02109	1,319,081	0	1,319,081
Advent Partners GPE VI 2009 Limited Partnership	c/o Advent International Corporation 75 State Street Boston, MA 02109	39,546	0	39,546
Advent Partners GPE VI-A Limited Partnership	c/o Advent International Corporation 75 State Street Boston, MA 02109	118,814	0	118,814
GPE VI FT Co-Investment Limited Partnership	c/o Advent International Corporation 75 State Street Boston, MA 02109	9,750,832	0	9,750,832

Stockholder	Notice Address	No. of Shares of Class A Common Stock Held	No. of Shares of Class B Common Stock Held	No. of Shares of Common Stock Held
Gary Lee Patsley Retained Annuity Trust No. 1	c/o Advent International Corporation 75 State Street Boston, MA 02109	267,859	0	267,859
Pamela H. Patsley Retained Annuity Trust No. 1	c/o Advent International Corporation 75 State Street Boston, MA 02109	268,035	0	268,035
Fifth Third Bank	38 Fountain Square Plaza, Cincinnati, OH 45263	0	78,240,102	78,240,102
FTPS Partners, LLC	38 Fountain Square Plaza, Cincinnati, OH 45263	0	7,765,098	7,765,098
JPDN Enterprises, LLC	4626 151 St. Urbandale, Iowa 50323	239,672	0	239,672

Total	N/A	89,755,289	86,005,200	175,760,489

Exhibit G

Holding Post-Recapitalization Ownership

Member	Notice Address	No. of Class A Units Held	No. of Class B Units Held	No. of Units Held
Vantiv, Inc.	8500 Governor’s Hill Drive Symmes Township, Ohio 45249	89,755,290	0	89,755,290
Fifth Third Bank	38 Fountain Square Plaza, Cincinnati, OH 45263	0	78,240,102	78,240,102
FTPS Partners, LLC	38 Fountain Square Plaza, Cincinnati, OH 45263	0	7,765,098	7,765,098

Total	N/A	89,755,289	86,005,200	175,760,489

Exhibit E

Execution Version

REGISTRATION RIGHTS AGREEMENT

By and Among

VANTIV, INC

AND

THE STOCKHOLDERS LISTED ON THE SIGNATURE PAGES HERETO

Dated as of March 21, 2012

REGISTRATION RIGHTS AGREEMENT, dated March 21, 2012 and effective upon the occurrence of the initial public offering of Class A Common Stock (as herein defined) of Vantiv, Inc., a corporation organized under the laws of the State of Delaware (the “Company”), among:

(i) the Company;

(ii) Advent International GPE VI Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

(iii) Advent GPE VI FT Co-Investment Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

(iv) Advent International GPE VI-A Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

(v) Advent International GPE VI-B Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

(vi) Advent International GPE VI-C Limited Partnership, a limited partnership organized under the laws of the State of Delaware;

(vii) Advent International GPE VI-D Limited Partnership, a limited partnership organized under the laws of the State of Delaware;

(viii) Advent International GPE VI-E Limited Partnership, a limited partnership organized under the laws of the State of Delaware;

(ix) Advent International GPE VI-F Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

(x) Advent International GPE VI-G Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

(xi) Advent Partners GPE VI 2008 Limited Partnership, a limited partnership organized under the laws of the State of Delaware;

(xii) Advent Partners GPE VI 2009 Limited Partnership, a limited partnership organized under the laws of the State of Delaware;

(xiii) Advent Partners GPE VI-A Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

(xiv) Fifth Third Bank, a bank chartered under the laws of the State of Ohio (“Fifth Third”);

(xv) FTPS Partners, LLC, a limited liability company organized under the laws of the State of Delaware (“FTPS Partners”);

(xvi) JPDN Enterprises, LLC, a limited liability company organized under the laws of the State of Delaware (“JPDN”);

(xvii) Gary Lee Patsley Retained Annuity Trust No. 1; and

(xviii) Pamela H. Patsley Retained Annuity Trust No. 1.

In consideration of the premises and the mutual representations, warranties, covenants and undertakings contained in this Agreement, and for other good and valuable consideration, the parties hereto agree as follows:

Section 1. Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Advent” means collectively, Advent International GPE VI Limited Partnership, Advent GPE VI FT Co-Investment Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership, Advent International GPE VI-E Limited Partnership, Advent International GPE VI-F Limited Partnership, Advent International GPE VI-G Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership and Advent Partners GPE VI-A Limited Partnership.

“Advent Holder” means each of Advent and any other Person to whom Class A Common Stock that are Registerable Securities are transferred by Advent or its transferees in accordance with Section 10(c), in each case for so long as such Person Beneficially Owns any Class A Common Stock.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

“Agreement” means this Registration Rights Agreement, including all amendments, modifications and supplements in accordance with its terms, and any exhibits or schedules to any of the foregoing, and shall refer to this Registration Rights Agreement as the same may be in effect at the time such reference becomes operative.

“Beneficially Owns” means, with respect to any Person, the direct or indirect “beneficial ownership” by such Person of securities, including securities beneficially owned by others with whom such Person has agreed to act together for the purpose of acquiring, holding, voting or disposing of such securities, as determined pursuant to Rule 13d-3 and Rule 13d-5 under the Exchange Act; provided that, notwithstanding Rule 13d-3(d)(1)(i), a Person shall be deemed to Beneficially Own the securities that such Person has a right to acquire through the

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exercise of an option, warrant, conversion or any other right, regardless of when such right is then exercisable; provided, further, that a Person shall not be deemed to Beneficially Own (i) securities tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates until such tendered securities are accepted for payment, purchase or exchange and (ii) any security as a result of an oral or written agreement, arrangement or understanding to vote such security if such agreement, arrangement or understanding: (a) arises solely from a revocable proxy given in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable provisions of the Exchange Act and (b) is not also then reportable by such Person on Schedule 13D under the Exchange Act (or any comparable or successor report).

“Chosen Courts” has the meaning set forth in Section 14(d).

“Class A Common Stock” means (i) the Class A Common Stock of the Company, par value $0.00001 per share, or (ii) the common stock or other equity securities of the Company, a successor corporation or other entity into which the Company is converted or merged for which the Class A Common Stock has been converted or exchanged.

“Class B Units” means the Class B Units of Vantiv Holding.

“Company” has the meaning set forth in the Preamble and includes any successor thereto.

“Demand Request” has the meaning set forth in Section 2(a).

“JPDN” has the meaning set forth in the Preamble.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as amended, or any successor federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect from time to time.

“Fifth Third” has the meaning set forth in the Preamble.

“Fifth Third Holder” means each of Fifth Third, FTPS Partners and any other Person to whom Class B Units or Class A Common Stock that are Registerable Securities are transferred by each of Fifth Third or FTPS Partners or any of its transferees, in accordance with Section 10(c), in each case for so long as such Person Beneficially Owns any such Class A Common Stock or Class B Units.

“FTPS Partners” has the meaning set forth in the Preamble.

“Government Entity” means any federal, state, local or foreign government, governmental subdivision, administrative body or other governmental or quasi-governmental agency, tribunal, court or other entity with competent jurisdiction.

“Holder” means any Advent Holder, any Fifth Third Holder, any Other Holder, any Warrant Holder or any other Person that agrees in writing to be bound by this Agreement in

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the same capacity as the Person transferring Class B Units, Class A Common Stock that are Registerable Securities, or all or any portion of the Warrant to such Person.

“Holder’s Counsel” has the meaning set forth in Section 8(a)(i).

“LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Vantiv Holding, dated the date hereof, by and among Fifth Third, FTPS Partners, Vantiv Holding and the Company, as the same may be amended from time to time in accordance with its terms.

“Lock-Up Period” has the meaning set forth in Section 6(a).

“Majority Fifth Third Holders” means, with respect to any Demand Request, a majority of the class of Registerable Securities that is being registered by Fifth Third Holders, which majority shall include Fifth Third to the extent Fifth Third so requests.

“Other Holder” means JPDN, Gary Lee Patsley Retained Annuity Trust No. 1 and Pamela H. Patsley Retained Annuity Trust No. 1.

“Participating Holder” means, with respect to any Registration Statement or any offering registered on a Registration Statement, any Holder all or a part of whose Registerable Securities are registered pursuant to such Registration Statement.

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a joint venture, a Government Entity, a trust or other entity or organization.

“Prospectus” means the prospectus or prospectuses (whether preliminary or final) included in any Registration Statement, as amended or supplemented by any prospectus supplement with respect to the terms of the offering of any portion of the Registerable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus or prospectuses.

“Registerable Securities” means, with respect to any Person, Class A Common Stock issued or issuable to such Person, together with any securities issued or issuable upon any stock split, stock dividend or other distribution or in connection with a combination of shares, recapitalization, merger, consolidation or similar event with respect to the foregoing, but excluding any and all securities that at any time after the date hereof (a) have been sold pursuant to an effective Registration Statement or Rule 144 under the Securities Act, (b) have been sold in a transaction where a subsequent public distribution of such securities would not require registration under the Securities Act, (c) have been issued but are no longer outstanding or (d) have been transferred in violation of Section 10 or the LLC Agreement (or any combination of clauses (a), (b), (c) and (d) of this definition).

“Registration Expenses” has the meaning set forth in Section 9(a).

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“Registration Statement” means any registration statement of the Company that covers any of the Registerable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all documents incorporated by reference in such registration statement.

“SEC” means the United States Securities and Exchange Commission or any successor agency administering the Securities Act.

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the SEC thereunder, all as the same shall be in effect from time to time.

“Shelf Registration” has the meaning set forth is Section 2(a).

“Shelf Takedown” has the meaning set forth is Section 4(a).

“Significant Transferee” means any Person to whom Advent, Fifth Third or FTPS Partners has transferred Class B Units, Class A Common Stock that are Registerable Securities, or all or any portion of the Warrant which constitute 10% or more of the outstanding Registerable Securities of the Company at the time of such transfer.

“Suspension Event” has the meaning set forth in Section 5(a).

“Uncontrolled Event” has the meaning set forth in Section 5(a).

“Underwritten Offering” means a registered, public offering in which securities of the Company are sold to one or more underwriters on a firm-commitment basis for reoffering to the public.

“Units” means the Class A Units and the Class B Units of Vantiv Holding.

“Vantiv Holding” means Vantiv Holding, LLC, a limited liability company organized under the laws of the state of Delaware, and any successor thereto.

“Warrant” means the Warrant, dated the date hereof, between Vantiv Holding and Fifth Third, as the same may be amended from time to time in accordance with its terms, and any new warrants issued for all or any part of such Warrant.

“Warrant Holder” means any holder of all or any portion of the Warrant.

“Withdrawn Registration” has the meaning set forth in Section 2(b).

In addition to the above definitions, unless the express context otherwise requires:

(i) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

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(ii) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(iii) the terms “Dollars” and “$” mean United States Dollars;

(iv) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period is excluded. If the last day of such period is a non-business day, the period in question ends on the next succeeding business day.

(v) references herein to a specific Article, Section, Subsection or Schedule shall refer, respectively, to Articles, Sections, Subsections or Schedules of this Agreement;

(vi) wherever the word “include,” “includes” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(vii) references herein to any gender includes each other gender; and

(viii) it is the intention of the parties hereto that this Agreement not be construed more strictly with regard to one Party than with regard to any other Party.

Section 2. Demand Registrations.

(a) Right to Request Registration. Subject to the restrictions of this Section 2 (including those set forth in subparagraph (c) below), at any time, each of (x) the Advent Holders and (y) the Majority Fifth Third Holders may request in writing (each such request, a “Demand Request”) that the Company effect a registration for resale under the Securities Act of all or part of such Holders’ Registerable Securities either (i) on Form S-1 or any similar long-form Registration Statement or (ii) if the Company is then eligible, on Form S-3 or any similar short-form Registration Statement, including for offerings to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (such a Registration Statement for offerings to be made on Form S-3 pursuant to Rule 415, a “Shelf Registration”). The Company shall use commercially reasonable efforts to (i) file such a Registration Statement within 90 days (in the case of a Form S-1) or within 45 days (in the case of a Form S-3) after receiving the Demand Request and (ii) cause such Registration Statement to be declared effective by the SEC as soon as practicable thereafter; provided that the Company shall have the right to postpone or withdraw the filing of any such Registration Statement on account of a Suspension Event. The Company may satisfy its obligation to effect a registration upon a Demand Request by amending a previously filed Shelf Registration.

(b) Number of Demand Requests. Each of the Advent Holders, on the one hand, and the Majority Fifth Third Holders, on the other hand, may make a maximum of two Demand Requests for registration on Form S-1 or other long-form Registration Statement and, subject to Section 2(c), an unlimited number of Demand Requests for registration on Form S-3 or other short-form Registration Statement. If the Company

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withdraws pursuant to Section 5(a) any Registration Statement filed pursuant to a Demand Request before the end of the 60-day period of effectiveness provided for in Section 2(f) and before 80% of the Registerable Securities covered by such Demand Request have been sold pursuant thereto (a “Withdrawn Registration”), the Holders of Registerable Securities remaining unsold and originally covered by such Withdrawn Registration shall be entitled to a replacement Demand Request with respect to such Registerable Securities, which replacement Demand Request shall be subject to all of the provisions of this Agreement.

(c) Restrictions on Demand Requests. The Company shall not be required to give effect to a Demand Request if: (i) the Company has registered Registerable Securities pursuant to a Demand Request in the preceding 90 days, (ii) the Company has previously registered any Registerable Securities pursuant to a Demand Request twice during the calendar year in which such Demand Request is made, (iii) the Company has registered its Registerable Securities during the preceding 90 days (other than in relation to a merger, combination or employee stock plan) or (iv) the Registerable Securities requested to be registered do not have in the aggregate a market value of at least $75 million. A Demand Request shall not count for the purposes of determining when the Company may refuse to give effect to another Demand Request pursuant to Section 2(b) or this Section 2(c) if (i) the Registration Statement has not been declared effective by the SEC or does not become effective in accordance with the Securities Act, other than by reason of the withdrawal of such Demand Request after the filing of the Registration Statement, (ii) after becoming effective, the Registration Statement or the applicable offer, sale or distribution of Registerable Securities is materially interfered with by any stop order, injunction or similar order or requirement of the SEC or other Government Entity for any reason not attributable to the Holder(s) making such Demand Request, and does not within 45 days thereafter become effective, (iii) the Holder(s) making such Demand Request shall have withdrawn such Demand Request or otherwise determined not to pursue such registration prior to the filing of the Registration Statement, (iv) if the Holders of Registerable Securities are entitled to a replacement Demand Request pursuant to Section 2(b) or (v) the conditions specified in the underwriting agreement related to the offering, if any, are not satisfied due to a breach by the Company of its covenants, representations or warranties under this Agreement and such unsatisfied conditions are not waived.

(d) Priority on Demand Registrations. If, in conjunction with a Registration Statement filed pursuant to a Demand Request conducted as an Underwritten Offering, the managing underwriters advise the Company that, in their opinion, the number of Registerable Securities proposed to be included in an Underwritten Offering in connection with such Registration Statement exceeds the number of Registerable Securities that can be sold in such offering without materially delaying or jeopardizing the success of such offering (including the price per share of the Class A Common Stock proposed to be sold in such offering), the Company shall include in such offering: (i) first, all Registerable Securities requested to be included by each of Advent, Fifth Third and FTPS Partners or any Significant Transferee on a pro rata basis based on the number of Registerable Securities Beneficially Owned by each such Holder, respectively, (ii) second, all Registerable Securities requested to be included by JPDN, (iii) third, all Registerable Securities requested to be included by all Holders other than Advent, Fifth Third, FTPS

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Partners and JPDN or any Significant Transferees on a pro rata basis based on the number of Registerable Securities Beneficially Owned by each such Holder and (iv) fourth, up to the number of Registerable Securities to be issued and sold by the Company in such offering, if any.

(e) Underwriting Requests. Any Demand Request for registration on Form S-1 or other long-form Registration Statement must be for an Underwritten Offering. Upon such Demand Request, the Company shall have the right to select the underwriters and the managing underwriter (each shall be of recognized national standing) with the consent of the initiating Holder (by a majority of the class of Registerable Securities that is being registered by such initiating Holder), which consent shall not be unreasonably withheld.

(f) Effective Period of Registration Statements Pursuant to Demand Requests. Upon the date of effectiveness of any Registration Statement filed pursuant to a Demand Request for an Underwritten Offering (other than a Shelf Registration), if such offering is priced promptly on or after such date, the Company shall use commercially reasonable efforts to keep such Registration Statement effective for a period equal to 60 days from such date (or if such Registration Statement is not effective for any period within such 60 days, such 60-day period shall be extended by the number of days during such period when such Registration Statement is not effective) or such shorter period that will terminate when all of the Registerable Securities covered by such Demand Request have been sold.

Section 3. Piggyback Registrations.

(a) Right to Piggyback. If (i) the Company proposes to file a Registration Statement (whether or not for sale for its own account), (ii) the Company proposes to effect a Shelf Takedown from an already effective Shelf Registration of its equity securities or securities convertible into equity securities or (iii) a Demand Request is made to which the Company is required to give effect pursuant to Section 2, the Company shall provide written notice to all Holders of such proposal or Demand Request within 20 days thereof and in any event at least 30 days prior to filing a Registration Statement pursuant to such proposal or Demand Request. Subject to the restrictions of this Section 3, each Holder shall have the right to include in such Registration Statement such number of Registerable Securities as such Holder requests, provided that the Company shall have the right to postpone or withdraw the filing of any such Registration Statement or Shelf Takedown as provided by this Agreement.

(b) Priority on Piggyback Registrations.

(i) Priority on Primary Piggyback Registrations. If the Company registers Registerable Securities pursuant to clauses (i) or (ii) of Section 3(a) and the managing underwriters advise the Company that, in their opinion, the number of Registerable Securities proposed to be included in an Underwritten Offering in connection with such Registration Statement exceeds the number of Registerable Securities that can be sold in such offering without materially delaying or jeopardizing the success of such offering

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(including the price per share of the Class A Common Stock proposed to be sold in such offering), the Company shall include in such offering: (i) first, up to the number of Registerable Securities to be issued and sold by the Company in such offering, if any, (ii) second, all Registerable Securities requested to be included by each of Advent, Fifth Third and FTPS Partners or any Significant Transferee, as applicable, on a pro rata basis determined based on the number of Registerable Securities Beneficially Owned by each such Holder, respectively, (iii) third, all Registerable Securities requested to be included by JPDN, and (iv) fourth, all Registerable Securities requested to be included by all Holders other than Advent, Fifth Third, FTPS Partners, JPDN or any Significant Transferee, on a pro rata basis based on the number of Registerable Securities Beneficially Owned by each such Holder.

(ii) Priority on Secondary Piggyback Registrations. If the Company registers Registerable Securities for any Holder pursuant to clause (iii) of Section 3(a) and the managing underwriters advise the Company that, in their opinion, the number of Registerable Securities proposed to be included in an Underwritten Offering in connection with such Registration Statement exceeds the number of Registerable Securities that can be sold in such offering without materially delaying or jeopardizing the success of such offering (including the price per share of the Class A Common Stock proposed to be sold in such offering), the Company shall include in such offering: (i) first, all Registerable Securities requested to be included by each of Advent, Fifth Third and FTPS Partners or any Significant Transferee, on a pro rata basis determined based on the number of Registerable Securities Beneficially Owned by each such Holder, respectively, (ii) second, all Registerable Securities requested to be included by JPDN, (iii) third, all Registerable Securities requested to be included by all Holders other than Advent, Fifth Third, FTPS Partners, JPDN or any Significant Transferee, on a pro rata basis based on the number of Registerable Securities Beneficially Owned by each such Holder and (iv) fourth, up to the number of shares of Class A Common Stock to be issued and sold by the Company in such offering, if any.

Section 4. Shelf Takedowns.

(a) Right to Effect a Shelf Takedown. Holders holding Registerable Securities registered pursuant to a Shelf Registration shall be entitled, at any time and from time to time when the Shelf Registration is effective, to sell such Registerable Securities as are then registered pursuant to such Shelf Registration (each, a “Shelf Takedown”), but only upon not less than three days’ prior written notice to the Company (whether or not such takedown is underwritten). No prior notice shall be required of any sale pursuant to a plan that complies with Rule 10b5-1 under the Exchange Act, provided that the Company has received a written copy of such plan in advance of the first sale thereunder. Holders holding Registerable Securities registered pursuant to a Shelf Registration shall each be entitled to request that a Shelf Takedown be an Underwritten Offering if, based on the then-current market prices, the number of Registerable Securities included in such Underwritten Offering would yield gross proceeds to all Participating Holders of at least $75 million. Holders participating in the Shelf Takedown shall not be entitled to request that a Shelf Takedown be part of an Underwritten Offering within 30 days after the pricing date of any other Underwritten Offering effected pursuant to a Demand Request or

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Section 3(a). Holder(s) shall give the Company prompt written notice of the consummation of a Shelf Takedown, whether or not part of an Underwritten Offering.

(b) Priority on Underwritten Shelf Takedowns. If, in conjunction with a Shelf Takedown conducted as an Underwritten Offering, the managing underwriters advise the Company that, in their opinion, the number of Registerable Securities proposed to be included in an Underwritten Offering in connection with such Shelf Takedown exceeds the number of Registerable Securities that can be sold in such offering without materially delaying or jeopardizing the success of such offering (including the price per share of the Class A Common Stock proposed to be sold in such offering), the Company shall include in such offering: (i) first, all Registerable Securities requested to be included by each of Advent, Fifth Third and FTPS Partners or any Significant Transferee, on a pro rata basis based on the number of Registerable Securities Beneficially Owned by each such Holder, respectively, (ii) second, all Registerable Securities requested to be included by JPDN, (iii) third, all Registerable Securities requested to be included by all Holders other than Advent, Fifth Third, FTPS Partners, JPDN or any Significant Transferee on a pro rata basis based on the number of Registerable Securities Beneficially Owned by each such Holder and (iv) fourth, up to the number of Registerable Securities to be issued and sold by the Company in such offering, if any.

(c) Selection of Underwriters. If any of the Registerable Securities are to be sold in a Shelf Takedown that is conducted as an Underwritten Offering, the Company shall have the right to select the underwriters and the managing underwriter (each shall be of recognized national standing) with the consent of a majority of the class of Registerable Securities that is being registered in the Shelf Takedown, which consent shall not be unreasonably withheld.

(d) Effective Period of Shelf Registrations. The Company shall use commercially reasonable efforts to keep any Shelf Registration effective for a period of one year after the effective date of such Registration Statement (or if such Registration Statement is not effective for any period within such year, such one-year period shall be extended by the number of days during such period when such Registration Statement is not effective).

Section 5. Suspension Events; Black-out Periods.

(a) Suspension Events. The Company may delay the requested filing or effectiveness of a Registration Statement in conjunction with a Demand Request, for a period of up to 90 days from the date of such Demand Request, or withdraw any Registration Statement that has been filed, if at the time that such Demand Request is made (i) the Company engages or plans to engage in a registered offering as to which the Holders may include all of their Registerable Securities subject to such Demand Request and the Company has taken substantial steps (including selecting a managing underwriter, which shall be of recognized national standing, for such offering) and is proceeding with reasonable diligence to effect such offering, (ii) the Company reasonably and in good faith determines that the registration and distribution of Registerable Securities resulting from such Demand Request would materially and adversely interfere with any planned or

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proposed business combination transaction involving the Company, or any planned or pending financing, acquisition, corporate reorganization or any other similar corporate development involving the Company or any subsidiaries or (iii) following the exercise of such Demand Request but before the effectiveness of the applicable Registration Statement, (A) a business combination, tender offer, acquisition or other corporate event involving the Company is proposed, initiated or announced by another Person beyond the control of the Company (an “Uncontrolled Event”) and (B) in the reasonable and good faith determination of the Company, the filing or seeking of the effectiveness of such Registration Statement would materially and adversely interfere with such Uncontrolled Event or would otherwise materially and adversely affect the Company (each of the events listed in subparts (i)-(iii) of this Section 5(a), a “Suspension Event”). The Company may not exercise its right under this Section 5(a) to delay or withdraw a Demand Request more than twice in a calendar year. The Company shall provide prompt written notice to the Holder making the Demand Request of any Suspension Event and any withdrawal of a Registration Statement pursuant to this Section 5(a).

(b) Black-out Periods. Following the effectiveness of a Registration Statement, the Participating Holder(s) will not effect any sales of Class A Common Stock pursuant to such Registration Statement at any time after they have received notice from the Company to suspend sales (i) as a result of a Suspension Event or (ii) so that the Company may correct or update the Registration Statement, which correction shall be promptly made. Participating Holder(s) may recommence effecting sales of Class A Common Stock pursuant to the Registration Statement following further notice to such effect from the Company, which notice shall be given promptly after the conclusion or completion of any such Suspension Event, correction or update.

Section 6. Lock-Up.

(a) Subject to the provisions of this Section 6, no Holder shall sell or otherwise transfer or dispose of any Class A Common Stock or securities convertible into or exchangeable for Class A Common Stock pursuant to a public offering, a private placement, Rule 144 or otherwise for a period of time (the “Lock-Up Period”) if the Company has filed a Registration Statement in respect of an Underwritten Offering of the Company’s equity securities and the managing underwriter determines that such sales by such Persons would materially adversely affect such offering.

(b) The Lock-Up Period shall not begin more than seven days before the date on which the Registration Statement is estimated in good faith by the Company to become effective (or in the case of a shelf Registration Statement, seven days before the the date of a final prospectus supplement), and shall not extend beyond 90 days following the date of the final prospectus (or in the case of a shelf Registration Statement, the final prospectus supplement) relating to such offering.

(c) Section 6(a) shall not apply to any Holder unless the Company’s directors and officers and all Holders of over 1% of the Registerable Securities of the Company agree to adhere to the Lock-Up Period specified in this Section 6.

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(d) Section 6(a) shall not apply to any transfers of the Warrant or a portion thereof, which shall continue to be freely transferable during any Lock-Up Period; provided, that the Class C Non-Voting Units of Vantiv Holding (and the Class A Common Stock into which such Class C Non-Voting Units are converted) shall be subject to the lock-up provisions set forth in the Warrant.

(e) Any discretionary waiver or termination of the requirements under this Section 6 made by the managing underwriter of an Underwritten Offering shall apply to each Holder of Registerable Securities on a pro rata basis in accordance with the number of Registerable Securities Beneficially Owned immediately before such Underwritten Offering.

Section 7. Holdback Agreements. The Company agrees not to effect any sale or distribution of any of its equity securities during the seven days prior to and during the 90 days beginning on the effective date of any Underwritten Offering pursuant to a Shelf Takedown or a Demand Request (except as part of any such Underwritten Offering or pursuant to registrations on Form S-8 or S-4 or any successor forms thereto) unless the underwriters managing such Underwritten Offering otherwise agree to a shorter period.

Section 8. Registration Procedures.

(a) Whenever any Holder requests that any Registerable Securities be registered pursuant to this Agreement, the Company shall use reasonable best efforts to effect, as soon as practical as provided herein, the registration and the sale of such Registerable Securities in accordance with the intended methods of disposition thereof, and, pursuant thereto, the Company shall, as soon as practical as provided herein:

(i) subject to the other provisions of this Agreement, use reasonable best efforts to prepare and file with the SEC a Registration Statement with respect to such Registerable Securities and cause such Registration Statement to become effective (unless it is automatically effective upon filing); and before filing a Registration Statement or Prospectus or any amendments or supplements thereto, furnish to all Participating Holder(s) and the underwriters or other distributors, if any, copies of all such documents proposed to be filed, including documents incorporated by reference in the Prospectus and, if requested by any Participating Holder, one set of the exhibits incorporated by reference, and all Participating Holder(s) and (A) one counsel selected by the Advent Holders holding a majority of the Registerable Securities held by all Advent Holders to be registered on such Registration Statement, (B) one counsel selected by the Fifth Third Holders holding a majority of the Registerable Securities held by all Fifth Third Holders to be registered on such Registration Statement, and (C) one counsel selected by the Warrant Holders (provided that such Warrant Holder is a holder of at least 1% or more of the outstanding Registerable Securities of the Company at such time) holding a majority of the Registerable Securities held by all Warrant Holders to be registered on such Registration Statement, so long as such Warrant Holders are not Fifth Third Holders (each, a “Holder’s Counsel”), shall have three (3) business days to review and comment on the Registration Statement and each such Prospectus (and each amendment or supplement thereto) before it is filed with the SEC,

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and each Participating Holder shall have the opportunity to object to any information pertaining to such Participating Holder that is contained therein within three (3) business days of receipt of the documents proposed to be filed, and the Company will make the corrections reasonably requested by the Participating Holder(s) with respect to such information prior to filing any Registration Statement or Prospectus or any amendment or supplement thereto;

(ii) use reasonable best efforts to prepare and file with the SEC such amendments and supplements to such Registration Statement and the Prospectus used in connection therewith as may be necessary to comply with the applicable requirements of the Securities Act and to keep such Registration Statement effective for the relevant period required hereunder, but in any case (other than a Shelf Registration) no longer than is necessary to complete the distribution of Registerable Securities covered by such Registration Statement, and to comply with the applicable requirements of the Securities Act with respect to the disposition of all Registerable Securities covered by such Registration Statement during such period in accordance with the intended methods of disposition set forth in such Registration Statement;

(iii) use reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement, or the lifting of any suspension of the qualification or exemption from qualification of any Registerable Securities for sale in any jurisdiction in the United States;

(iv) furnish to all Participating Holders and each managing underwriter, if any, without charge, conformed copies of each Registration Statement and amendment thereto and copies of each supplement thereto promptly after they are filed with the SEC (but only one set of exhibits thereto need be provided); and deliver, without charge, to such Persons such number of copies of the preliminary and final Prospectus and any supplement thereto as the Participating Holder(s) may reasonably request in order to facilitate the disposition of the Registerable Securities covered by such Registration Statement in conformity with the requirements of the Securities Act;

(v) use commercially reasonable efforts to register or qualify such Registerable Securities under such other securities or blue sky laws of such U.S. jurisdictions as the Participating Holder(s) reasonably request and continue such registration or qualification in effect in such jurisdictions for as long as the applicable Registration Statement may be required to be kept effective under this Agreement (provided that the Company will not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph (v), (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction);

(vi) notify each Participating Holder and each distributor of such Registerable Securities, at any time when a Prospectus relating thereto is required under the Securities Act to be delivered by such distributor, of the occurrence of any event as a result of which the Prospectus included in such Registration Statement contains an untrue statement of a material fact or omits a material fact necessary to make the

13

statements therein not misleading, and, at the request of any Participating Holder, the Company shall use reasonable best efforts to prepare, as soon as practical, a supplement or amendment to such Prospectus so that, as thereafter delivered to the purchasers of such Registerable Securities, such Prospectus shall not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

(vii) in the case of an Underwritten Offering, enter into an underwriting agreement containing such provisions (including provisions for indemnification, lockups, opinions of counsel and comfort letters) as are customary and reasonable for an offering of such kind, and take all such other customary and reasonable actions as the managing underwriters of such offering may request in order to facilitate the disposition of such Registerable Securities (including making members of senior management of the Company available to participate in “road-show” and other customary marketing activities);

(viii) in the case of an Underwritten Offering, and to the extent not prohibited by applicable law or pre-existing applicable contractual restrictions, (A) make reasonably available, for inspection by the Participating Holder(s), Holder’s Counsel, the managing underwriters of such offering and one attorney (and one accountant) for such managing underwriter, pertinent corporate documents and financial and other records of the Company and the subsidiaries and controlled Affiliates, (B) cause the Company’s officers and employees to supply information reasonably requested by the Participating Holder(s) or such managing underwriters or attorney in connection with such offering and (C) make the Company’s independent accountants available for any such managing underwriters’ due diligence; provided, however, that such records and other information shall be subject to such confidential treatment as is customary for underwriters’ due diligence reviews; and provided, further, that, unless the disclosure of such records is necessary to avoid or correct a misstatement or omission in the Registration Statement or otherwise to comply with federal securities laws or the release of such records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction, the Company shall not be required to provide any information under this subparagraph (viii) if (1) the Company believes, after consultation with counsel for the Company, that to do so would cause the Company to forfeit an attorney-client privilege that was applicable to such information or (2) if either (x) the Company has requested and been granted from the SEC confidential treatment of such information contained in any filing with the SEC or documents provided supplementally or otherwise or (y) the Company reasonably determines in good faith that such records are confidential and so notifies the Persons requesting the records in writing unless prior to furnishing any such information with respect to (1) or (2) such Person requesting such information agrees to enter into a confidentiality agreement in customary form and subject to customary exceptions; and provided, further, that each such Person agrees that it will, upon learning that disclosure of such records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at its expense, to undertake appropriate action and to prevent disclosure of the records deemed confidential;

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(ix) use reasonable best efforts to cause all such Registerable Securities to be listed on each securities exchange (if any) on which similar securities of the same class issued by the Company are then listed;

(x) provide a transfer agent and registrar for all such Registerable Securities not later than the effective date of such Registration Statement and, a reasonable time before any proposed sale of Registerable Securities pursuant to a Registration Statement, provide the transfer agent with printed certificates for the Registerable Securities to be sold;

(xi) make generally available to its security holders a consolidated earnings statement (which need not be audited) for a period of 12 months beginning after the effective date of the Registration Statement as soon as reasonably practicable after the end of such period, which earnings statement shall satisfy the requirements of an earnings statement under Section 11(a) of the Securities Act and Rule 158 thereunder, and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 10-Q, 10-K and 8-K under the Exchange Act; and

(xii) as promptly as practicable notify the Participating Holder(s) and the managing underwriters of any Underwritten Offering, if any:

(1) when the Registration Statement, any pre-effective amendment, the Prospectus or any Prospectus supplement or any post-effective amendment to the Registration Statement has been filed and, with respect to the Registration Statement or any post-effective amendment, when the same has become effective;

(2) of any request by the SEC for amendments or supplements to the Registration Statement or the Prospectus or for any additional information regarding any Participating Holder;

(3) of the notification to the Company by the SEC of its initiation of any proceeding with respect to the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement; and

(4) of the receipt by the Company of any notification with respect to the suspension of the qualification of any Registerable Securities for sale under the applicable securities or blue sky laws of any jurisdiction; and

(xiii) keep Holder’s Counsel reasonably apprised as to the intention and progress of the Company with respect to any Registration Statement hereunder, including by providing Holder’s Counsel with copies of all written correspondence with the SEC in connection with any Registration Statement or Prospectus filed hereunder.

(b) The Company shall ensure that (i) no Registration Statement (including any amendments thereto) shall contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements

15

therein not misleading, and (ii) no Prospectus (including any supplements thereto) shall contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case, except for any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact made in reliance on and in conformity with written information furnished to the Company by or on behalf of the Holder(s) or any underwriter or other distributor specifically for use therein.

(c) At all times after the Company has filed a Registration Statement with the SEC pursuant to the requirements of the Securities Act, the Company shall use reasonable best efforts to continuously maintain in effect the Registration Statement for the relevant period required hereunder under Section 12 of the Exchange Act, and to use reasonable best efforts to file all reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder, all to the extent required to enable the Holder(s) to be eligible to sell Registerable Securities pursuant to Rule 144 under the Securities Act.

(d) The Company may require the Participating Holder(s) and each distributor of Registerable Securities as to which any registration is being effected to furnish to the Company any other information regarding such Person and the distribution of such securities as the Company may from time to time reasonably request.

(e) The Company may prepare and deliver an issuer free-writing prospectus (as such term is defined in Rule 405 under the Securities Act) in lieu of any supplement to a prospectus, and references herein to any “supplement” to a Prospectus shall include any such issuer free-writing prospectus. Neither any Participating Holder nor any other seller of Registerable Securities may use a free-writing prospectus to offer or sell any such shares without the Company’s prior written consent.

(f) It is understood and agreed that any failure of the Company to file a Registration Statement or any amendment or supplement thereto or to cause any such document to become or remain effective or usable within or for any particular period of time as provided in this Agreement, due to reasons that are not reasonably within its control, or due to any refusal of the SEC to permit a Registration Statement or prospectus to become or remain effective or to be used because of unresolved SEC comments thereon (or on any documents incorporated therein by reference) despite the Company’s good faith and diligent efforts to resolve those comments, shall not be a breach of this Agreement. However, neither shall any such failure relieve the Company of its obligations hereunder to use reasonable best efforts to remedy such failure.

Section 9. Registration Expenses.

(a) The Company shall pay all customary fees and expenses incident to the Company’s performance of or compliance with this Agreement, including all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, Financial Industry Regulatory Authority fees, exchange listing fees, printing expenses, transfer agent’s and registrar’s fees, cost of distributing Prospectuses in preliminary and

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final form as well as any supplements thereto, and all fees and disbursements of one counsel for all Advent Holders participating in the Offering, one counsel for all Fifth Third Holders participating in the offering, one counsel for all Warrant Holders participating in the offering so long as the Warrant Holders holding a majority of the Class A Common Stock represented by the Warrants included in the offering is not a Fifth Third Holder, counsel for the Company and all independent certified public accountants and other Persons retained by the Company; provided that Registration Expenses shall not include any underwriting discounts or commissions attributable to the sale of Registerable Securities (collectively, “Registration Expenses”). All underwriting discounts and commissions attributable to the sale of Registerable Securities shall be paid by the Holder(s) of the relevant Registerable Securities.

(b) The obligation of the Company to pay all Registration Expenses shall apply irrespective of whether a registration, once properly demanded or requested, if applicable, becomes effective, is withdrawn or suspended, is converted to another form of registration and irrespective of when any of the foregoing shall occur; provided however, that Registration Expenses for any Registration Statement withdrawn solely at the request of the Participating Holders (unless withdrawn following commencement of a Suspension Period) shall be borne by such Participating Holders.

Section 10. Registration Rights of Other Persons; Transfers of Rights.

(a) Superior Registration Rights. The Company shall not grant to any Person with respect to any equity securities of the Company, or any securities convertible into or exchangeable or exercisable for any equity securities of the Company, registration rights that have terms more favorable than the registration rights granted to Fifth Third, FTPS Partners, or Advent in this Agreement unless similar rights are granted to Fifth Third, FTPS Partners and Advent.

(b) Subsequent Registration Rights. The Company shall not grant to any Person registration rights unless the rights are consistent with the provisions of this Agreement. The Company shall not grant to any Person the right to request the Company to register any securities other than securities of the same class as the Registerable Securities being registered pursuant to a Demand Request.

(c) Transfers by Holders. The Advent Holders, the Fifth Third Holders and the Warrant Holders may transfer their rights under this Agreement only in connection with a transfer of Class A Common Stock or Class B Units (or, in the case of any Warrant Holder, the transfer of all or any portion of the Warrant) and only if (i) such transfer is permitted under and in accordance with the LLC Agreement and, if applicable, the transfer of the Warrant is permitted under and in accordance with the Warrant and (ii) the transferee agrees in writing to be bound by this Agreement in the same capacity as the transferor (and, for the sake of clarity, such transferee shall be entitled to all rights of such transferor) with respect to such transferred Class A Common Stock, Class B Units or Warrant, as applicable. This Section 10(c) shall apply to all future permitted transfers of the Class A Common Stock, Class B Units or Warrant, as applicable.

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Section 11. Indemnification.

(a) Indemnification by the Company. The Company shall indemnify, to the fullest extent permitted by law, each Holder, its Affiliates and each Person who controls such Holder (within the meaning of the Securities Act) and their respective officers and directors against all losses, claims, damages, liabilities and expenses arising out of or based upon any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or any violation or alleged violation by the Company of the Securities Act, the Exchange Act or applicable “blue sky” laws, except insofar as the same (i) are made in reliance and in conformity with information relating to such Holder furnished in writing to the Company by such Holder expressly for use therein or (ii) are caused by such Holder’s failure to deliver to such Holder’s immediate purchaser a copy of the Registration Statement or Prospectus or any amendments or supplements thereto (if the same was required by applicable law to be so delivered) after the Company has furnished such Holder with a sufficient number of copies of the same. In connection with an Underwritten Offering, the Company shall indemnify such underwriters, each Person who controls such underwriters (within the meaning of the Securities Act) and their respective officers and directors to the same extent as provided above with respect to the indemnification of the Holders.

(b) Indemnification by the Holders. In connection with any Registration Statement in which there are Participating Holders, each such Participating Holder shall furnish to the Company in writing such information as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and shall indemnify, severally and not jointly, to the fullest extent permitted by law, the Company, its Affiliates and each Person who controls the Company (within the meaning of the Securities Act) and their respective officers and directors against all losses, claims, damages, liabilities and expenses arising out of or based upon any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that the same are made in reliance and in conformity with information relating to such Holder furnished in writing to the Company by such Holder expressly for use therein or caused by such Holder’s failure to deliver to such Holder’s immediate purchaser a copy of the Registration Statement or Prospectus or any amendments or supplements thereto (if the same was required by applicable law to be so delivered) after the Company has furnished such Holder with a sufficient number of copies of the same; provided, however, that the liability of each such Holder shall be in proportion to and limited to the net amount received by such Holder from the sale of Registerable Securities pursuant to such Registration Statement. The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified Person or any officer, director or controlling Person of such indemnified Person and shall survive the transfer of securities.

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(c) Indemnification Procedures. Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (so long as such consent is not withheld unreasonably). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party there may be one or more legal or equitable defenses available to such indemnified party that are in addition to or may conflict with those available to another indemnified party with respect to such claim. Failure to give prompt written notice shall not release the indemnifying party from its obligations hereunder except to the extent such party is materially prejudiced thereby.

(d) Contribution. If the indemnification provided for, in, or pursuant to, this Section 11 is due in accordance with the terms hereof but is held by a court to be unavailable or unenforceable in respect of any losses, claims, damages, liabilities or expenses referred to herein (except, for purposes of clarity, any exclusions to indemnification expressly provided for in Section 11(a) or (b)), then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other, in connection with the statements or omissions that result in such losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations; provided that no Holder shall be required to contribute more than its pro rata share of any such contribution. The relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other, shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and by such party’s relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. In no event shall the liability of any selling Holder be greater in amount than the amount of net proceeds received by such Holder upon such sale or the amount for which such indemnifying party would have been obligated to pay by way of indemnification if the indemnification provided for under Section 11(a) or 11(b) had been available under the circumstances.

Section 12. Participation in Underwritten Offerings. No Person (including the Holders) may participate in any Underwritten Offering pursuant to a registration effected hereunder unless such Person (a) agrees to sell such Person’s Registerable Securities on the basis provided in any underwriting arrangements approved by the Holder(s) selecting the underwriter for such Underwritten Offering pursuant to this Agreement (by a majority of the class of

19

Registerable Securities that is being registered by such initiating Holder), in the case of any Underwritten Offering pursuant to a Demand Request or Shelf Takedown, or by the Company, in any other case and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, lock-ups and other documents reasonably required under the terms of such underwriting arrangements, provided, however, that no such lock-up may be more restrictive than or otherwise inconsistent with the lock-up permitted by Section 6 hereof.

Section 13. Securities Act Restrictions. The Registerable Securities are restricted securities under the Securities Act and may not be offered or sold except pursuant to an effective Registration Statement or an available exemption from registration under the Securities Act. Accordingly, the Holders shall not, directly or through others, offer or sell any Registerable Securities except pursuant to a Registration Statement as contemplated herein or pursuant to Rule 144 or another exemption from registration under the Securities Act, if available. Prior to any transfer of Registerable Securities other than pursuant to an effective Registration Statement, the Holder seeking to transfer Registerable Securities shall notify the Company of such transfer and the Company may require the Holder to provide, prior to such transfer, such evidence that the transfer will comply with the Securities Act (including written representations or an opinion of counsel) as the Company may reasonably request. The Company may impose stop-transfer instructions with respect to any Registerable Securities that are to be transferred in contravention of this Agreement. Any certificates representing the Registerable Securities may bear a legend (and the Company’s share registry may bear a notation) referencing the restrictions on transfer contained in this Agreement, until such time as such securities have ceased to be, or are to be transferred in a manner that results in their ceasing to be, Registerable Securities. The legend will be in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE TRANSFERRED AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR AN EXEMPTION THEREFROM.

Subject to the provisions of this Section 13, the Company will replace any such legended certificates with unlegended certificates promptly upon request by any Holder in order to facilitate a lawful transfer or at any time after such shares cease to be Registerable Securities or are exempt from registration under the Securities Act.

Section 14. Miscellaneous.

(a) Notices. Except as otherwise provided herein, all notices, requests, consents and other communications required or permitted hereunder shall be in writing and shall be effective if hand-delivered, mailed (postage prepaid) by registered or certified mail or sent by e-mail (with e-mail or telephone confirmation promptly thereafter) or facsimile transmission (with automated or telephone confirmation promptly thereafter).

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If to the Company:

Vantiv, Inc.

8500 Governor’s Hill Drive

Symmes Township, OH 45249

Attention: General Counsel

with a copy to:

Weil Gotshal & Manges, LLP

100 Federal Street, Floor 34

Boston, Massachusetts 02110

Telephone:  (617) 772-8300

Telecopy:    (617) 772-8333

Email: marilyn.french@weil.com

Attention: Marilyn French

If to Advent:

c/o Advent International Corp.

75 State Street

Boston, Massachusetts 02109

Telephone:  (617) 951-9400

Email: jwestra@adventinternational.com

Attention: James Westra

with a copy to:

Weil Gotshal & Manges, LLP

100 Federal Street, Floor 34

Boston, Massachusetts 02110

Telephone:  (617) 772-8300

Telecopy:    (617) 772-8333

Email: marilyn.french@weil.com

Attention: Marilyn French

If to JPDN:

JPDN Enterprises, LLC

4626 151 St.

Urbandale, Iowa 50323

Attention: Charles Drucker

with a copy to:

Vantiv, Inc.

8500 Governor’s Hill Drive

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Symmes Township, OH 45249

Attention: General Counsel

If to Fifth Third or FTPS Partners:

Fifth Third Bank

38 Fountain Square Plaza

Cincinnati, OH 45263

Telephone:  (513) 579-4300

Telecopy:    (513) 534-6757

Email: paul.reynolds@53.com

Attention: Paul Reynolds

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Telephone:  (212) 558-4000

Telecopy:    (212) 558-3588

Email: korrya@sullcrom.com and gladina@sullcrom.com

Attention: Alexandra D. Korry and Andrew R. Gladin

If to a Holder other than Advent, JPDN, Fifth Third or FTPS Partners, or to a transferee Holder, to the address of such Holder set forth in the transfer documentation provided to the Company; or at such other address as such party each may specify by written notice to the others.

(b) Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by (i) the Company, (ii) the Advent Holders holding a majority of the Class A Common Stock held by all Advent Holders and (iii) the Fifth Third Holders holding a majority of the Class B Units and the Class A Common Stock, taken together, held by all Fifth Third Holders (such majority to include Fifth Third to the extent Fifth Third so requests), or in the case of a waiver, by any of the following parties against whom such waiver is to be effective with respect to the Company or Holders, as applicable: (i) the Company, (ii) the Advent Holders holding a majority of the Class A Common Stock held by all Advent Holders and (iii) the Fifth Third Holders holding a majority of the Class B Units and the Class A Common Stock, taken together, held by all Fifth Third Holders (such majority to include Fifth Third to the extent Fifth Third so requests). No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c) Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes and replaces all other prior agreements, written or oral, among the parties hereto with respect

22

to the subject matter hereof, including the Registration Rights Agreement, dated June 30, 2009, among Fifth Third, the Company (f/k/a Advent-Kong Blocker Corp.), JPDN, FTPS Partners and Vantiv Holding (f/k/a FTPS Holding, LLC).

(d) Governing Law; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law thereof. Each party agrees that it shall bring any action, suit, demand or proceeding (including counterclaims) in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby, exclusively in the United States District Court for the Southern District of New York or any New York State court, in each case, sitting in New York County (the “Chosen Courts”), and solely in connection with claims arising under this Agreement or the transactions contemplated hereby (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action, suit, demand or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (iv) agrees that service of process upon such party in any such action, suit, demand or proceeding shall be effective if notice is given in accordance with Section 14(a). Each party irrevocably waives any and all right to trial by jury in any action, suit, demand or proceeding (including counterclaims) arising out of or related to this Agreement or the transactions contemplated hereby.

(e) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

(f) Successors and Assigns. Except as otherwise expressly provided herein, this Agreement shall be binding upon and benefit the Company, each Holder and their respective successors and permitted assigns.

(g) Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

(h) Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

[signature page follows]

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IN WITNESS WHEREOF, this Registration Rights Agreement has been duly executed by each of the parties hereto as of the date first written above.

VANTIV, INC.

By:	/s/ Charles D. Drucker
Name: Charles D. Drucker
Title: President and Chief Executive Officer

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

Advent International GPE VI Limited Partnership

Advent International GPE VI-A Limited Partnership

Advent International GPE VI-B Limited Partnership

Advent International GPE VI-F Limited Partnership

Advent International GPE VI-G Limited Partnership

By:     GPE VI GP Limited Partnership, General Partner

By:     Advent International LLC, General Partner

By:     Advent International Corporation, Manager

By:     /s/    Christopher Pike

Advent International GPE VI-C Limited Partnership

Advent International GPE VI-D Limited Partnership

Advent International GPE VI-E Limited Partnership

By:     GPE VI GP (Delaware) Limited Partnership, General Partner

By:     Advent International LLC, General Partner

By:     Advent International Corporation, Manager

By:     /s/    Christopher Pike

Advent Partners GPE VI 2009 Limited Partnership

Advent Partners GPE VI 2008 Limited Partnership

Advent Partners GPE VI – A Limited Partnership

By:     Advent International LLC, General Partner

By:     Advent International Corporation, Manager

By:     /s/    Christopher Pike

GPE VI FT Co-Investment Limited Partnership

By:     GPE VI FT Co-Investment GP Limited Partnership;

By:     Advent International LLC, General Partner;

By:     Advent International Corporation, Manager,

By:    /s/    Christopher Pike            , Vice President

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

FIFTH THIRD BANK

By:	/S/ GREG D. CARMICHAEL
Name: Greg D. Carmichael
Title: EVP & Chief Operating Officer

By:	/S/ PAUL L. REYNOLDS
Name: Paul L. Reynolds
Title: EVP, Secretary & Chief Risk Officer

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

FTPS PARTNERS, LLC

By:	/S/ PAUL L. REYNOLDS
Name: Paul L. Reynolds
Title: Executive Vice President

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

JPDN ENTERPRISES, LLC

By:	/s/ Charles D. Drucker
Name: Charles D. Drucker
Title: Manager

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

GARY LEE PATSLEY RETAINED ANNUITY TRUST NO.1

/s/ Pamela H. Patsley
Name: Pamela H. Patsley
Title: Trustee

PAMELA H. PATSLEY RETAINED ANNUITY TRUST NO. 1

/s/ Pamela H. Patsley
Name: Pamela H. Patsley
Title: Trustee

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

Exhibit F

Execution Version

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF VANTIV, INC.

Vantiv, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

A. The name of the Corporation is Vantiv, Inc. The corporation was originally incorporated under the name of Advent-Kong Blocker Corp. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 25, 2009.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation’s Certificate of Incorporation.

C. The text of the Certificate of Incorporation of this Corporation is hereby amended and restated in its entirety as set forth in Exhibit A attached hereto.

IN WITNESS WHEREOF, Vantiv, Inc. has caused this Amended and Restated Certificate of Incorporation to be executed by the undersigned officer, thereunto duly authorized, this 21st day of March, 2012.

VANTIV, INC. a Delaware corporation

/s/ Charles D. Drucker
Name: Charles D. Drucker Title: President and Chief Executive Officer

EXHIBIT A

ARTICLE I

Name

The name of the Corporation is Vantiv, Inc.

ARTICLE II

Registered Address

The address of the registered office of the Corporation in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, State of Delaware, 19808. The name of the registered agent of the Corporation in the State of Delaware at such address is Corporation Service Company.

ARTICLE I

Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as from time to time amended (the “DGCL”). For as long as the Exchange Agreement (as defined herein) is in effect, the Corporation shall so engage solely as a holding company.

ARTICLE III

Capital Stock

Section 1. Reclassification of Existing Common Stock. Upon this Amended and Restated Certificate of Incorporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the “Effective Time”), each issued and outstanding share of the Corporation’s existing common stock, par value $0.01 per share (the “Old Common Stock”) shall automatically and without any action on the part of the holder thereof be reclassified as and converted into 175.76049 shares of Class A Common Stock (defined below). All of the stock certificates that, immediately prior to the Effective Time, collectively represented shares of Old Common Stock (the “Pre-Recap Certificates”) will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, collectively represent the Class A Common Stock into which the Old Common Stock has been reclassified, provided, however, that each person holding of record Pre-Recap Certificates shall receive, upon surrender of such certificates, a new certificate evidencing and representing the Class A Common Stock into which such person’s Old Common Stock has been reclassified pursuant hereto (unless the Corporation determines that such Class A Common Stock shall be uncertificated pursuant to the Bylaws of the Corporation), and provided, further, that no fractional shares of Class A Common Stock shall be issued in connection with the reclassification of the Old Common Stock pursuant to this Section.

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Section 2. Authorized Shares. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000,000,000 shares, consisting of (i) 890,000,000 shares of Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), (ii) 100,000,000 shares of Class B Common Stock, no par value per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), and (iii) 10,000,000 shares of one or more series of Preferred Stock, par value $0.00001 per share (“Preferred Stock”).

Except as otherwise provided by law or as set forth herein, the shares of stock of the Corporation, regardless of class, may be issued by the Corporation from time to time in such amounts, for such consideration and for such corporate purposes as the Board of Directors of the Corporation (the “Board of Directors”) may from time to time determine.

Section 3. Reservation of Shares. The Corporation shall at all times reserve and keep available out of its authorized but unissued Class A Common Stock such number of shares of Class A Common Stock as shall from time to time be sufficient to effect any exchanges required under the Exchange Agreement.

Section 4. Common Stock.

(a) Voting Rights.

(1) General. Each share of Common Stock shall have one vote per share, except as otherwise provided for each share of Class B Common Stock with respect to the matters set forth in Section 4(e) of this Article IV. Except as otherwise provided in this Amended and Restated Certificate of Incorporation or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters submitted to a vote or for the consent of the stockholders of the Corporation.

(2) Class A Directors. The holders of record of the shares of Class A Common Stock, exclusively and as a separate class, shall be entitled to elect that number of directors representing the same percentage of the entire Board of Directors, as the number of votes attributable to the outstanding shares of Class A Common Stock then represents of the number of votes attributable to the then outstanding shares of Common Stock (which in no case shall be less than 81.5% of the entire Board of Directors, as such percentage is reduced by any directors elected by any Preferred Stock) (the “Class A Directors”).

(3) Class B Directors. The holders of record of the shares of Class B Common Stock, other than the Permitted Transferees of Fifth Third Bank and its Affiliates, exclusively and as a separate class, shall be entitled to elect that number of directors representing the same percentage of the entire Board of Directors as the number of votes attributable to the outstanding shares of Class B Common Stock held by Fifth Third Bank and its Affiliates then represents of the number of votes attributable to the then outstanding shares of Common Stock (which in no case shall be more than 18.5% of the entire Board of Directors) (the “Class B Directors”); provided, that if the calculation of the number of directors that Fifth Third Bank and its Affiliates are entitled to elect pursuant to this Section 4(a)(3) does not result in a whole number, the holders of the Class B Common Stock, other than the Permitted Transferees of Fifth

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Third Bank and of its Affiliates shall be entitled to elect that number of directors that is equal to the result of such calculation rounded down to the nearest whole number.

(4) Certain Preferred Directors. For the purpose of the calculation in paragraphs (2) and (3) above, the number of directors on the entire Board of Directors shall include any directors elected by a separate class vote of Preferred Stock other than any directors that may be elected by holders of Preferred Stock pursuant to a vested right of the holders of Preferred Stock to elect directors upon nonpayment of dividends.

(5) Fifth Third Bank Consent Rights. Until a Trigger Event, the Corporation shall not take any of the following actions without the prior approval of Fifth Third Bank:

(i) any Change of Control (A) prior to June 30, 2012, (B) during the period from July 1, 2012 until June 30, 2013 that implies an Equity Value of the Corporation, Vantiv Holding and the Subsidiaries of less than $2.3 billion, (C) during the period from July 1, 2013 until June 30, 2014 that implies an Equity Value of the Corporation, Vantiv Holding and the Subsidiaries of less than $2.5 billion, or (y) at any time after June 30, 2012 if Vantiv Holding’s LTM EBITDA is less than $335,000,000;

(ii) any material modification of or amendment to any of the material terms and conditions of the Management Equity Incentive Plan by the Corporation to the extent required to be submitted to stockholders for approval pursuant to any applicable national stock exchange listing standards;

(iii) the issuance by the Corporation of New Securities constituting more than twenty percent (20%) of the total outstanding Common Stock (excluding issuances made in connection with the exercise of the Warrant, the Management Equity Incentive Plan and the Vantiv, Inc. 2012 Equity Incentive Plan, as amended from time to time (other than to increase the number of shares authorized for issuance thereunder, unless Fifth Third Bank consents (solely for purposes of this clause (iii) to such increase)) to the extent required to be submitted to stockholders for approval pursuant to any applicable national stock exchange listing standards; provided, however, that no consent shall be necessary at any time after June 30, 2012 if the Corporation’s LTM EBITDA is less than $335,000,000; and provided, further, that nothing herein shall limit any prohibition on issuances set forth in the Exchange Agreement; or

(iv) the incurrence of indebtedness for borrowed money by the Corporation and its Subsidiaries that, immediately following such incurrence, results in a Leverage Ratio equal to or exceeding 5 to 1.

(b) Dividends. Subject to the preferences applicable to any series of the Preferred Stock, if any, outstanding at any time, (i) the holders of Class A Common Stock shall be entitled to share, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefor; provided, however, that in the event that such dividend is paid in the

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form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and (ii) the holders of the Class B Common Stock shall not be entitled to share in any such dividends or other distributions.

(c) Liquidation. Subject to the preferences applicable to any series of the Preferred Stock, if any outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, (i) the holders of Class A Common Stock shall be entitled to share, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock; and (ii) the holders of the Class B Common Stock shall not be entitled to receive any portion of such assets in respect of their shares of Class B Common Stock.

(d) Subdivision or Combination. If the Corporation in any manner subdivides or combines by any split, dividend, reclassification, recapitalization or otherwise, or combines by reverse split, reclassification, recapitalization or otherwise, the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock will be subdivided or combined in the same manner.

(e) Class B Common Stock.

(1) Permissible Holder. Shares of Class B Common Stock or Class B Units of Vantiv Holding may only be issued to and held by Fifth Third Bank and its Affiliates and their Permitted Transferees.

(2) Voting. Each share of Class B Common Stock shall have the following number of votes per share:

(i) If the total number of shares of Common Stock held by the holders of shares of Class B Common Stock is greater than 18.5% of the sum of (A) the total number of shares of voting Common Stock then outstanding and (B) the number of votes to which any then-outstanding shares of Preferred Stock are entitled when voting together with the holders of Class A Common Stock as a single class:

(A1 ÷ 0.815) – (A0)
B0

rounded down to the nearest ten-thousandth, but not less than zero votes per share, where

A0 = number of shares of Class A Common Stock outstanding (plus the number of votes to which any then-outstanding shares of Preferred Stock are entitled when voting together with the holders of Class A Common Stock as a single class )

A1 = number of shares of Class A Common Stock outstanding (plus the number of votes to which any then-outstanding shares of Preferred Stock are entitled when voting together with the holders of Class A Common Stock as a single class) not held by the holders of Class B Common Stock

B0 = number of shares of Class B Common Stock outstanding;

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(ii) If the total number of shares of Common Stock held by the holders of shares of Class B Common Stock is equal to or less than 18.5% of the total number of shares of voting Common Stock then outstanding (plus any then-outstanding shares of Preferred Stock entitled to vote together with the holders of Class A Common Stock as a single class): 1 vote per share; or

(iii) In connection with any vote regarding a Change of Control, notwithstanding clauses (1) and (2) above, 1 vote per share.

(3) Issuance, Cancellation and Transfer of Class B Common Stock. At any time Vantiv Holding issues a Class B Unit, the Corporation shall issue a share of Class B Common Stock to the recipient of such Class B Unit. Upon the conversion or cancellation of any Class B Unit pursuant to the Exchange Agreement or the LLC Agreement, the corresponding share of Class B Common Stock automatically shall be cancelled without any action on the part of any Person, including the Corporation. Any such cancelled shares of Class B Common Stock shall be deemed no longer outstanding, and all rights with respect to such shares shall automatically cease and terminate. The Corporation may only issue shares of Class B Common Stock to Fifth Third Bank and its Affiliates and the permitted transferees of any of Fifth Third Bank or its Affiliates’ Class B Units or, to the extent there is a distribution of Class B Units on any of the other units of Vantiv Holding, to holders of Class C Non-Voting Units of Vantiv Holding in accordance with the LLC Agreement and the Exchange Agreement (each such transferee, a “Permitted Transferee”). Vantiv Holding may only issue Class B Units of Vantiv Holding to Fifth Third Bank and its Affiliates and their Permitted Transferees. Shares of Class B Common Stock may only be transferred by Fifth Third Bank or its Affiliates or their transferees to a Person other than the Corporation if an equal number of Class B Units of Vantiv Holding are simultaneously transferred to the transferee. The Corporation shall take all actions necessary so that for as long as the Class B Common Stock is outstanding the number of shares of Class B Commons Stock outstanding equals the number of Class B Units of Vantiv Holding outstanding.

(4) Capital Structure of the Corporation and Holding. The Corporation shall, and shall cause Vantiv Holding to, take all actions necessary so that for as long as the Class B Common Stock is outstanding the number of Class A Units of Vantiv Holding outstanding equals the number of shares of Class A Common Stock outstanding. The Corporation shall take all such other actions as may be reasonably necessary or advisable to give effect to the intended substantive economic results of the provisions of this Amended and Restated Certificate of Incorporation, the Exchange Agreement and the LLC Agreement.

(5) Automatic Amendment to Article IV. At any time when there are no longer any shares of Class B Common Stock outstanding, this Amended and Restated Certificate of Incorporation automatically shall be deemed amended to delete Sections 4(a)(3) and 4(e) of Article IV in their entirety.

(6) Ownership Limitations. No Person that holds Class B Common Stock nor any of its Affiliates shall take any action that would cause such stockholder or any of its Affiliates to own, after application of the of the constructive ownership rules under Section 267 or 1563(e) of the Internal Revenue Code of 1986, as amended (the “Code”), at any time, (x)

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more than 18.5% of the issued and outstanding Class A Common Stock or (y) Class A Common Stock, Class B Common Stock or other capital stock representing in the aggregate more than 18.5% of the value or voting power (for the avoidance of doubt, not including the Class B Units) in the election of directors of the Corporation of all issued and outstanding capital stock of the Corporation, except in connection with a Change of Control.

Section 5. Preferred Stock.

(a) Subject to Section 5(c) of this Article IV, shares of Preferred Stock may be issued from time to time in one or more series of any number of shares as may be determined from time to time by the Board of Directors; provided, that the aggregate number of shares issued and not cancelled of any and all such series shall not exceed the total number of shares of Preferred Stock authorized by this Amended and Restated Certificate of Incorporation. Each series of Preferred Stock shall be distinctly designated. The voting powers, if any, of each such series and the preferences and relative, participating, optional and other special rights of each such series and the qualifications, limitations and restrictions thereof, if any, may differ from those of any and all other series at any time outstanding; and the Board of Directors is hereby expressly granted authority to fix, in the resolution or resolutions providing for the issue of a particular series of Preferred Stock, the voting powers, if any, of each such series and the designations, preferences and relative, participating, optional and other special rights of each such series and the qualifications, limitations and restrictions thereof to the full extent now or hereafter permitted by this Amended and Restated Certificate of Incorporation and the laws of the State of Delaware. Shares of Preferred Stock, regardless of series, that are converted into other securities or other consideration or otherwise acquired by the Corporation shall be retired and cancelled, and the Corporation shall take all such actions as are necessary to cause such shares to have the status of authorized but unissued shares of Preferred Stock, without designation as to series, and the Corporation shall have the right to reissue such shares.

(b) Subject to the provisions of applicable law or of the Bylaws of the Corporation with respect to the closing of the transfer books or the fixing of a record date for the determination of stockholders entitled to vote, and except as otherwise provided by law or by the resolution or resolutions providing for the issue of any series of Preferred Stock, the holders of outstanding shares of Common Stock shall exclusively possess the voting power for the election of directors and for all other purposes.

(c) The Corporation shall not issue any shares of Preferred Stock to the extent such issuance would deprive the holders of Class B Common Stock of their economic and voting rights hereunder and under the LLC Agreement, including any issuance of Preferred Stock that has a separate class vote, other than (i) a separate right to designate or elect a director, or (ii) to the extent necessary to comply with any applicable national stock exchange listing standards related to the non-payment of dividends. For the avoidance of doubt, (i) the pro rata dilution of economic interests in the Corporation through the issuance of Preferred Stock shall not be deemed alone to deprive any holder of Class B Common Stock of its economic rights hereunder or under the LLC Agreement and (ii) the pro rata dilution of voting interests in the Corporation through the issuance of Preferred Stock that votes with the Class A Common Stock (and not alone as a separate class, except to the extent necessary to comply

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with any applicable national stock exchange listing standards related to the non-payment of dividends) shall not be deemed alone to deprive any holder of Class B Common Stock of its voting rights hereunder or under the LLC Agreement.

ARTICLE V

Amendments and Certain Agreements

Section 1. Bylaws. In furtherance and not in limitation of the powers conferred by law, subject to any limitations contained elsewhere in this Amended and Restated Certificate of Incorporation and in the Bylaws of the Corporation may be adopted, amended or repealed by a majority of the Board of Directors, but any Bylaws adopted by the Board of Directors may be amended or repealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of Common Stock; provided, however, that no provision of the Bylaws of the Corporation may be adopted, amended or repealed which shall interpret or qualify, or impair or impede the implementation of any provision of this Amended and Restated Certificate of Incorporation or which is otherwise inconsistent with the provisions of this Amended and Restated Certificate of Incorporation. Any inconsistency between the Bylaws of the Corporation and this Amended and Restated Certificate of Incorporation shall be construed in favor of this Amended and Restated Certificate of Incorporation.

Section 2. Certificate of Incorporation. Notwithstanding anything to the contrary contained in this Amended and Restated Certificate of Incorporation, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no provision of Articles IV, V, VI or VII may be altered, amended or repealed in any respect, nor may any provision or bylaw inconsistent therewith be adopted, unless in addition to any other vote required by this Amended and Restated Certificate of Incorporation or otherwise required by law, the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of Common Stock is obtained. For so long as Fifth Third Bank or any of its Affiliates holds any Class B Common Stock (i) no amendment to Article III, Article IV (other than with respect to an increased in the authorized number of shares of Common Stock or in connection with the authorization (including pursuant to a certificate of designations) of Preferred Stock that the Corporation is permitted to authorize under this Amended and Restated Certificate), this sentence of Section 2, or Section 3 or Section 4 of Article V, Article VI (to the extent related solely to the Class B Common Stock) and Article XI and any related definitions in Article XII, (such amendments presumed to adversely affect the rights of the holders of Class B Common Stock) shall be made without the consent of the holders of a majority of the Class B Common Stock (which majority shall include Fifth Third Bank), and (ii) no other amendment to this Amended and Restated Certificate shall be permitted that adversely affects the rights of Fifth Third Bank and its Affiliates as a holder of Class B Common Stock hereunder in a manner that is disproportionate relative to the holders of Class A Common Stock hereunder without the consent of the holders of a majority of the Class B Common Stock (which majority shall include Fifth Third Bank).

Section 3. Exchange Agreement and Warrant. The Corporation shall not and shall ensure that its Subsidiaries do not, by amendment of this Amended and Restated Certificate of Incorporation, Bylaws or other governing documents of the Corporation or any of its

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Subsidiaries, or through a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities of the Corporation or any of its Subsidiaries, or any other voluntary action or failure to take any action of any kind, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by the Corporation or Vantiv Holding under the Exchange Agreement or the LLC Agreement or by Vantiv Holding under the Warrant. The Corporation shall take all such actions as are necessary to cause the Exchange Agreement to be implemented in accordance with its terms.

Section 4. LLC Agreement. The Corporation shall take all such actions as are necessary to cause the LLC Agreement to be implemented in accordance with its terms.

ARTICLE VI

Board of Directors

Section 5. Directors.

(a) The number of directors of the Corporation shall initially be eleven (11). The number of directors of the Corporation shall be fixed from time to time exclusively by the Board of Directors pursuant to resolution adopted by a majority of the directors then in office; provided, however, that so long as any shares of Class B Common Stock are outstanding, the number of directors shall not be less than eleven (11) nor more than fifteen (15); provided, further, that so long as any shares of Class B Common Stock are outstanding, the size of the Board of Directors may only be increased above eleven (11) to add directors who qualify as “independent” with respect to the Corporation within the meaning of the rules of any securities exchange on which the Class A Common Stock is listed or to add directors elected by the holders of any one or more classes or series of Preferred Stock whenever holders of any such classes or series of Preferred Stock have a vested right to elect directors upon nonpayment of dividends.

(b) Election of Directors. The initial directors shall be divided into three classes, designated as Class I, Class II and Class III. Class I shall initially consist of four directors, each of which shall initially be Class A Directors. Class II shall consist of three directors, two of which shall initially be Class A Directors and one of which shall initially be a Class B Director. Class III shall consist of four directors, three of which shall initially be Class A Directors and one of which shall initially be a Class B Director. The composition of each class of directors shall be subject to any increase or decrease in the number of Class B Directors pursuant to Section 4(a)(3) of Article IV. Notwithstanding anything to the contrary herein, in the event of a decrease in the number of Class B Directors pursuant to Section 4(a)(3) of Article IV, the holders of the Class B Common Stock, other than the Permitted Transferees of Fifth Third Bank and its Affiliates, shall cause the appropriate number of Class B Directors representing such decrease to resign from the Board of Directors immediately. Each initial director in Class I shall hold office for a term that expires at the first annual meeting of stockholders conducted after the filing of this Amended and Restated Certificate of Incorporation; each initial director in Class II shall hold office for a term that expires at the second annual meeting of stockholders conducted after the filing of this Amended and Restated Certificate of Incorporation; and each initial director in Class III shall hold office for a term

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that expires at the third annual meeting of stockholders conducted after the filing of this Amended and Restated Certificate of Incorporation. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting of stockholders shall be elected for a three-year term by the stockholders as provided in this Section 1. Any additional director of any class elected by the Board of Directors to fill a vacancy resulting from the death, resignation or removal of any Director, or from an increase in the number of Directors, shall hold office for the remaining term for such class. In no case shall a decrease in the number of directors for a class shorten the term of an incumbent director, except to the extent required to not exceed the 18.5% limitation set forth in Section 4(a)(3) of Article IV. A director shall hold office until the annual meeting of stockholders for the year in which such director’s term expires and until his or her successor shall be elected and qualified, subject, however, to prior death, resignation, retirement or removal from office. Each Class A Director shall be elected by the affirmative vote of the holders of a plurality of the shares represented at the meeting of stockholders at which the director stands for election and entitled to elect such director pursuant to Section 4(a)(2) of this Article IV. Each Class B Director shall be elected by the affirmative vote of the holders of a majority of the shares of Class B Common Stock outstanding (other than the Permitted Transferees of held by Fifth Third Bank and its Affiliates).

(c) Election of directors need not be conducted by written ballot.

Section 6. Vacancies. Any vacancies in the Class A Directors for any reason, and any Class A directorships resulting from any increase in the number of directors, may be filled only by the Class A Directors (and not by the stockholders), acting by the affirmative vote of a majority of the remaining Class A Directors, although less than a quorum, or by a sole remaining Class A Director. Any vacancies in the Class B Directors for any reason, and any Class B directorships resulting from any increase in the number of directors, may be filled only by the Class B Directors (and not by the stockholders), acting by the affirmative vote of a majority of the remaining Class B Directors, although less than a quorum, or by a sole remaining Class B Director. Any directors so chosen shall hold office for the remaining term for such class subject, however, to prior death, resignation, retirement or removal from office. No decrease in the number of directors shall shorten the term of any incumbent director, except to the extent required to not exceed the 18.5% limitation set forth in Section 4(a)(3) of Article IV.

Section 7. Preferred Stock. Notwithstanding Sections 1 and 2 of this Article VI, but subject to Section 5(c) of Article IV, whenever the holders of any one or more classes or series of Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors at an annual or special meeting of stockholders, the election, terms of office, filling of vacancies, removal of directors and other features of the directorships shall be governed by the terms of this Amended and Restated Certificate of Incorporation or in any resolution or resolutions adopted by the Board of Directors providing for the issuance of any class or series of Preferred Stock.

Section 8. Nominations. Advance notice of nominations for the election of directors, other than by the Board of Directors or a duly authorized committee thereof or any authorized officer of the Corporation to whom the Board of Directors or such committee shall have

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delegated such authority, and information concerning nominees, shall be given in the manner provided in the Bylaws of the Corporation.

Section 9. Removal. Notwithstanding any other provisions of this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation (and notwithstanding the fact that some lesser percentage may be specified by law, this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation), (a) no Class A Director may be removed during his or her term, except that any Class A Director may be removed from office for cause by the affirmative vote of the holders of outstanding shares of Class A Common Stock cast at a meeting of stockholders called for that purpose, the notice for which states that the purpose or one of the purposes of the meeting is the removal of such director, and constituting a majority of such shares entitled to vote; (b) any Class B Director may be removed from office with or without cause by the affirmative vote of the holders of outstanding shares of Class B Common Stock held by other than the Permitted Transferees of Fifth Third Bank and its Affiliates without a meeting, and (c) except as otherwise required by law, whenever the holders of any one or more series of Preferred Stock shall have the right, voting separately as a class, to elect one or more directors of the Corporation, any director may be removed from office with or without cause by the affirmative vote of a majority of the holders of outstanding shares of Preferred Stock. For purposes of this Section 5 of Article VI, “cause” shall mean, with respect to any director, (i) the willful failure by such director to perform, or the gross negligence of such director in performing, the duties of a director, (ii) the engaging by such director in willful or serious misconduct that is injurious to the Corporation or (iii) the conviction of such director of, or the entering by such director of a plea of nolo contendere to, a crime that constitutes a felony.

Section 10. Exculpation and Indemnification. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable either to the Corporation or to any stockholder for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions which are not in good faith or which involve intentional misconduct or knowing violation of law, (iii) for any matter in respect of which such director shall be liable under Section 174 of the DGCL or any amendment thereto or successor provision thereto, or (iv) for any transaction from which the director shall have derived an improper personal benefit. If the DGCL is amended to eliminate or further limit the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by the DGCL. The Corporation may (by bylaw, resolution, agreement or otherwise) indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, she, his or her testator or intestate is or was a director, officer, employee or agent of the Corporation or any predecessor to the Corporation or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation. Neither amendment nor repeal of this Section 6 of Article VI nor the adoption of any provision of this Amended and Restated Certificate of Incorporation of the Corporation inconsistent with this Section 6 of Article VI shall eliminate or reduce the effect of this paragraph in respect of any matter occurring, or any cause of action, suit or claim that, but for this Section 6 of Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

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ARTICLEVII

Actions of the Stockholders

Any action required or permitted to be taken by the stockholders of the Corporation may be effected at a duly called annual or special meeting of the stockholders of the Corporation or by the stockholders by a written resolution in lieu of a meeting signed by stockholders representing the number of affirmative votes required for such action at a meeting ; provided that, on or after the date upon which (i) investment funds managed by Advent International Corporation and (ii) Fifth Third Bank, collectively with their respective successors and Affiliates, cease to beneficially own (directly or indirectly) more than 50% of the outstanding shares of the Common Stock (calculated on a combined basis so that the ownership interests of such Persons in the Corporation shall be aggregated with the ownership interest of such Persons in Vantiv Holding or any Subsidiary), any action required or permitted to be taken by the stockholders of the Corporation may be effected only at a duly-called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders. For purposes of this Article VII, (i) “Affiliate” means, with respect to any Person, any other Person that controls, is controlled by, or is under common control with such Person; the term “control,” as used in this definition, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and “controlled” and “controlling” have meanings correlative to the foregoing, (ii) “Person” means an individual, any general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity and (iii) “beneficial ownership” shall be determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

ARTICLE VIII

DGCL Section 203

The Corporation shall not be governed by Section 203 of the DGCL (“Section 203”), and the restrictions contained in Section 203 shall not apply to the Corporation.

ARTICLE IX

Corporate Opportunities

To the fullest extent permitted by applicable law, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to any stockholder or director of the Corporation, except those stockholders or directors who are employees of the Corporation and/or any of its subsidiaries (each, a “Business Opportunities Exempt Party”). The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to any Business Opportunity Exempt Party. No Business Opportunity Exempt Party who acquires knowledge of a potential

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transaction, agreement, arrangement or other matter that may be an opportunity for the Corporation shall have any duty to communicate or offer such opportunity to the Corporation, and such Business Opportunity Exempt Party shall not be liable to the Corporation or to its stockholders for breach of any fiduciary or other duty by reason of the fact that such Business Opportunity Exempt Party pursues or acquires, or directs such opportunity to another Person or, does not communicate such opportunity to the Corporation to the fullest extent permitted by applicable law. No amendment or repeal of this Article IX shall apply to or have any effect on the liability or alleged liability of any Business Opportunities Exempt Party for or with respect to any opportunities of which any such Business Opportunities Exempt Party becomes aware prior to such amendment or repeal. Any Person purchasing or otherwise acquiring any interest in any shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article IX. Neither the alteration, amendment or repeal of this Article IX, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article IX, would accrue or arise, prior to such alteration, amendment, repeal or adoption.

ARTICLE X

Related Party Transactions

No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because such director’s or officer’s votes are counted for such purpose, if (1) the material facts as to director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, (2) the material facts as to director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders, or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

ARTICLE XI

Conduct of Business

For so long as the Exchange Agreement is outstanding, the business of the Corporation shall be conducted only through Vantiv Holding and its Subsidiaries.

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ARTICLE XII

Definitions

Section 1. Definitions. As used in this Amended and Restated Certificate of Incorporation, the term:

(a) “Advent Stockholders” means any investment fund affiliates of Advent International Corporation (or any successor) that hold shares of Class A Common Stock.

(b) “Affiliate” means, with respect to any Person, any other Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with, such Person; it being understood that “control” or any version thereof in this definition shall have the meaning ascribed thereto in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

(c) “Approved Replacement” means each of Dan Poston, Joe Robinson and Bruce Lee, and, prior to any change of control of Fifth Third Bank, any individuals then-employed by Fifth Third Bank and/or its Affiliates (and, for the avoidance of doubt, no such individual shall be employed by any acquirer in such change of control and/or its Affiliates) proposed by Fifth Third Bank after the date hereof as replacements of such individuals.

(d) “Bankruptcy” means, with respect to any Person, the occurrence of any of the following events: (i) the filing of an application by such Person for, or a consent to, the appointment of a trustee or custodian of its assets; (ii) the filing by such Person of a voluntary petition in bankruptcy or the seeking of relief under Title 11 of the United States Code, as now constituted or hereafter amended, or the filing of a pleading in any court of record admitting in writing its inability to pay its debts as they become due; (iii) the making by such Person of a general assignment for the benefit of creditors; (iv) the filing by such Person of an answer admitting the material allegations of, or its consenting to, or defaulting in answering, a bankruptcy petition filed against it in any bankruptcy proceeding or petition seeking relief under Title 11 of the United States Code, as now constituted or as hereafter amended; or (v) the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Person a bankrupt or insolvent or for relief in respect of such Person or appointing a trustee or custodian of its assets and the continuance of such order, judgment or decree unstayed and in effect for a period of ninety (90) consecutive days.

(e) “Change of Control” means: any (i) merger, consolidation or other business combination of the Corporation or Vantiv Holding (or any Subsidiary or Subsidiaries that alone or together represent all or substantially all of the Corporation’s or Vantiv Holding’s consolidated business at that time) or any successor or other entity owning or holding substantially all the assets of the Corporation or Vantiv Holding and their respective Subsidiaries that results in the holders of Class A Common Stock and the holders of units of Vantiv Holding (in the case of the Corporation) or the holders of units of Vantiv Holding (in the case of Vantiv Holding) immediately before the consummation of such transaction, or a series of related transactions, holding, directly or indirectly, less than fifty percent (50%) of the voting power of the Corporation or Vantiv Holding (or such Subsidiary or Subsidiaries) or any

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successor or other entity owning or holding substantially all the assets of the Corporation or Vantiv Holding and their respective Subsidiaries or the surviving entity thereof, as applicable, immediately following the consummation of such transaction or series of related transactions; it being understood that such ownership shall be evaluated on a combined basis (i.e. on an as-converted basis and without regard to any voting power or ownership limitation on Fifth Third Bank and its Affiliates) so that any ownership interest in the Corporation shall be aggregated with any ownership interest in Vantiv Holding or any other Subsidiary of the Corporation or any such successor; and it being further understood that no Change of Control shall be deemed to occur to the extent the acquirer thereof is any of the Advent Stockholders or their Affiliates or Fifth Third Bank or any of its Affiliates or any Person with whom any of the foregoing has formed a joint venture or has otherwise formed a “group” within the meaning of Rule 13d-3 under the Exchange Act with respect to such Change of Control, (ii) transfer, in one or a series of related transactions, of (x) with respect to Vantiv Holding or any successor or other entity owning or holding substantially all the assets of Vantiv Holding and its Subsidiaries, units of Vantiv Holding (or other equity interests) representing fifty percent (50%) or more of the voting power of Vantiv Holding (or such Subsidiary or Subsidiaries) or such successor or other entity, to a Person or “group” within the meaning of Rule 13d-3 under the Exchange Act (other than the Corporation and any of its Subsidiaries, the Advent Stockholders or any of their Affiliates or Fifth Third Bank or any of its Affiliates or any Person with whom any of the foregoing has formed a joint venture or has otherwise formed a “group” within the meaning of Rule 13d-3 under the Exchange Act with respect to such Change of Control), and (y) with respect to the Corporation or any successor or other entity owning or holding substantially all the assets of the Corporation and its Subsidiaries, shares of Class A Common Stock (or other equity interests) that results in any Person or “group” within the meaning of Rule 13d-3 under the Exchange Act (other than the Corporation or any of its Subsidiaries, the Advent Stockholders or their Affiliates or Fifth Third Bank or its Affiliates or any Person with whom any of the foregoing has formed a joint venture or has otherwise formed a “group” within the meaning of Rule 13d-3 under the Exchange Act with respect to such Change of Control) owning or holding, directly or indirectly, (A) shares of Class A Common Stock entitled to elect a majority of the Board of Directors or the board of directors of any such successor or other entity or (B) fifty percent (50%) or more of the shares of Class A Common Stock (or equity interests) of the Corporation (or such Subsidiary or Subsidiaries) or any such successor or other entity; it being understood that such ownership shall be evaluated on a combined basis (i.e., on an as-converted basis) so that any ownership interest in the Corporation shall be aggregated with any ownership interest in Vantiv Holding or any other Subsidiary of the Corporation or any such successor; or (iii) sale or other disposition in one or a series of related transactions of all or substantially all of the assets of the Corporation or Vantiv Holding and their respective Subsidiaries; it being understood that no Change of Control shall be deemed to occur to the extent the acquirer of such assets is any of the Advent Stockholders or their Affiliates or Fifth Third Bank or any of its Affiliates or any Person with whom any of the foregoing has formed a joint venture or has otherwise formed a “group” within the meaning of Rule 13d-3 under the Exchange Act with respect to such Change of Control. Notwithstanding anything to the contrary conatined herein, for purpose of determining whether a Change of Control has occurred, it shall be assumed that all Class B Units of Vantiv Holding have been exchanged for shares of Class A Common Stock (or equity interests of any successor or other entity owning or holding substantially all the assets of the Corporation and its Subsidiaries) immediately prior

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to any such merger, consolidation, other business combination or transfer and there is no limitation on the voting power or ownership limitation on Fifth Third Bank and its Affiliates.

(f) “Competitor” means any of JPMorgan & Chase Co., Bank of America Corporation, US Bancorp. or Wells Fargo & Co. or any successors to their respective processing businesses.

(g) “control” shall have the meaning ascribed thereto in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

(h) “Credit Agreement” means the Loan Agreement, dated on or about March 27, 2012 among the Vantiv, LLC, the Lenders party thereto from time to time, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and the other agents party thereto, as it exists on or about March 27, 2012.

(i) “Equity Value” means (i) the equity value of the Corporation and its Subsidiaries, as a whole, based on the pre-tax aggregate net proceeds (including cash, the fair market value of other property and the present value of any deferred consideration) received or to be received by its stockholders (assuming that all Class B Units and all Class C Units underlying the Warrant (on an as-exercised basis) have been exchanged for shares of Class A Common Stock pursuant to the Exchange Agreement at such time), plus (ii) the aggregate amount of any Distributions (as defined in the LLC Agreement) (other than Quarterly Distributions (as defined in the LLC Agreement)) made to holders of Class B Units or Class C Units to and until the date of such Change of Control.

(j) “Exchange Agreement” means the Exchange Agreement dated as of March 21, 2012, among the Corporation, Vantiv Holding, Fifth Third Bank, FTPS Partners, LLC, a Delaware limited liability company, and such other holders of Class B Units or Class C Non-Voting Units of Vantiv Holding from time to time party thereto, as it may be amended from time to time in accordance with its terms.

(k) “Fifth Third Bank” means Fifth Third Bank, a bank chartered under the Laws of the State of Ohio and any successor thereto.

(l) “Government Entity” means any federal, state, local or foreign government, governmental subdivision, administrative body or other governmental or quasi-governmental agency, tribunal, court or other entity with competent jurisdiction.

(m) “Leverage Ratio” means, as of the date of determination thereof, the ratio of Total Funded Debt of the Borrower and its Restricted Subsidiaries as of such date to Consolidated EBITDA for the period of four (4) fiscal quarters then ended. All capitalized terms used in this definition of “Leverage Ratio” shall have the meanings ascribed to such terms in the Credit Agreement.

(n) “LLC Agreement” means the Second Amended and Restated Limited Liability Company Agreement of Vantiv Holding, dated as of March 21, 2012, as amended from time to time in accordance with its terms.

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(o) “LTM EBITDA” means, as of any measurement date, EBITDA for the twelve (12) months ended as of the last day of the month immediately preceding such measurement date.

(p) “Management Equity Incentive Plan” means the Vantiv Holding’s 2009 Management Phantom Equity Plan, as amended, from time to time.

(q) “New Securities” means (a) any shares of capital stock of the Corporation, whether or not currently authorized, or (b) any rights, options or warrants to purchase any shares of capital stock of the Corporation, and non-equity securities of any type whatsoever that are, or may become convertible into, or exchangeable for, such shares, in any case, whether issued on or after the date first above written hereof.

(r) “Parent” means, with respect to any Person, a Person that has control of such Person.

(s) “Person” means an individual, a corporation, a partnership, an association, a limited liability company, a joint venture, a Government Entity, a trust or other entity or organization.

(t) “Subsidiary” means, as to any Person, a Person of which (i) a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by the initial Person and/or any other Subsidiary of the initial Person or (ii) the initial Person and/or any other Subsidiary of the initial Person is entitled, directly or indirectly, to appoint a majority of the board of directors or comparable body of such Person.

(u) “Transfer” means, with respect to any shares of capital stock, (i) when used as a verb, to sell, assign, dispose of, exchange, pledge, encumber, hypothecate or otherwise transfer such shares or any participation or interest therein, whether directly or indirectly, or to agree or commit to do any of the foregoing, and (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, encumbrance, hypothecation or other transfer of such shares or any participation or interest therein, or any agreement or commitment to do any of the foregoing, including in each case through the Transfer of any Person holding such shares or any interest in such Person; it being understood that a Transfer of a controlling interest in any Person holding such shares shall be deemed to be a Transfer of all of the shares held by such Person. Notwithstanding anything to the contrary herein, no Transfer of an interest in any Person which is a public company, including in the Corporation, shall be deemed to constitute a Transfer of any shares.

(v) “Trigger Event” means the earlier to occur of any of the following (i) Fifth Third Bank (together with its Affiliates) Transferring (other than as a result of an acquisition of control of Fifth Third Bank or any of its direct or indirect Parent companies by any Person) a number of shares of the Common Stock equal to more than 50% of the shares of the Common Stock it holds immediately following the initial public offering of the Common Stock (but not including any shares of Common Stock that Fifth Third Bank or its Affiliates sell to the Corporation in exchange for a portion of the proceeds of such initial public offering), calculating such ownership on a combined basis (i.e., on an as-converted basis) so that any

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ownership interest of Fifth Third Bank and its Affiliates in the Corporation shall be aggregated with any ownership interest of Fifth Third Bank and its Affiliates in the Company or any other Subsidiary of the Corporation or any successor, (ii) any Competitor acquires control of Fifth Third Bank or any of its direct or indirect Parent companies, (iii) (A) any Government Entity acquires more than a twenty percent (20%) interest (which interest either votes generally in the election of all directors and all other matters brought before the stockholders or otherwise carries with it any material negative consent or approval rights) in Fifth Third Bank or any of its direct or indirect Parent companies (a “Government Investment”), or (B) any Person other than a Competitor acquires control of Fifth Third Bank or any of its direct or indirect Parent companies (a “Non-Competitor COC”) and, in the case of either a Government Investment or Non-Competitor COC, any change of fifty percent (50%) or more of the Class B Directors occurs as a result of such Government Investment or Non-Competitor COC (for the avoidance of doubt, any death, disability, voluntary replacement from a list of Approved Replacements or (to the extent occurring more than nine months following any such Government Investment or Non-Competitor COC) voluntary resignation, shall not constitute a change for purposes of this clause (iii)), or (iv) Fifth Third Bank or any of its direct or indirect Parent companies goes into Bankruptcy, receivership or conservatorship or any similar event.

(w) “Vantiv Holding” means Vantiv Holding, LLC, a Delaware limited liability company.

(x) “Warrant” means the Warrant No. 1, issued by the Company as of June 30, 2009 and any warrant issued pursuant thereto in accordance with its terms.

* * *

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Exhibit G

WARRANT

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE TRANSFERRED AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR AN EXEMPTION THEREFROM.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SPECIFIED HEREIN, AND THE COMPANY RESERVES THE RIGHT TO REFUSE THE TRANSFER OF SUCH UNITS UNTIL SUCH TRANSFER IS IN COMPLIANCE HEREWITH.

Warrant No. 1	Issue Date: June 30, 2009 (the “Issue Date”)

This certifies that, for value received, FIFTH THIRD BANK, a bank chartered under the laws of the State of Ohio (inclusive of any permitted transferee hereunder, the “Holder”), is entitled to purchase up to 20,378,027 fully paid and nonassessable Underlying Units, subject to adjustment pursuant to Section 3 (as adjusted pursuant to the terms hereof, the “Warrant Units”) of VANTIV HOLDING, LLC (formerly known as FTPS Holding, LLC), a Delaware limited liability company (the “Company”), at the Exercise Price and pursuant to the terms, and subject to the conditions, set forth in this warrant (this “Warrant”).

All capitalized terms used, but not otherwise defined, in this Warrant are defined in Section 10.

1. Exercisability of Warrant. This Warrant shall be exercisable, in whole or in part, and from time to time, but not during a Restricted Period, during the period beginning on the Issue Date and terminating at the Expiration Time (such period, the “Warrant Exercise Period”); provided, however, that notwithstanding the existence of a Restricted Period, this Warrant shall be exercisable at any time after (i) the Internal Revenue Service has issued a private letter ruling confirming that the exercise of the Warrant will not cause a capital shift that would result in a taxable event for Vantiv, Inc., a Delaware corporation (“Vantiv”), (ii) the Treasury Department has enacted as final regulations the proposed noncompensatory partnership regulations proposed by REG-103580-02 (published January 22, 2003 and corrected April 1, 2003), in a form that confirms that the exercise of the Warrant will not cause such a capital shift, or (iii) in connection with the exercise of the Warrant, Fifth Third Bank if Fifth Third Bank is the Holder, or such other Holder so long as such other Holder’s creditworthiness is reasonably satisfactory to the Company or, to the extent consented to by Fifth Third Bank, Fifth Third Bank agrees to indemnify the Company and Vantiv for an amount equal to 70% of the taxes payable in respect of any income or gain recognized by the Company or Vantiv (including interest, penalties and additions to tax) resulting from a capital shift resulting from the exercise of the Warrant.

The “Exercise Price” shall be $15.980973 per Warrant Unit and shall be subject to adjustment as set forth in Section 3. The Company has reserved and will keep available, out of the authorized and unissued Units, the full number of Underlying Units sufficient to provide for the exercise of the rights of purchase represented by this Warrant. The Company shall promptly take such corporate action as may be necessary from time to time to increase its authorized but unissued Underlying Units to such number as is sufficient for the exercise of this Warrant in its entirety. Upon issuance and delivery (either against payment or following any net exercise pursuant to the terms of this Warrant), all Warrant Units will be duly authorized and validly issued, free from all preemptive rights of any holder of Underlying Units, and free from all taxes, liens and charges with respect to the issue thereof (other than transfer taxes) and, if the Underlying Units are then listed on any national securities exchange or quoted on NASDAQ, will be duly listed or quoted thereon, as the case may be, at the Company’s expense. This Warrant shall automatically expire and terminate at, and shall no longer be exercisable after, the Expiration Time.

2. Method of Exercise.

(a) Exercise for Cash. This Warrant may be exercised by the Holder, in whole or in part, at any time, or from time to time, during the Warrant Exercise Period by (i) the surrender of this Warrant, properly endorsed, at the principal office of the Company, (ii) the payment of the Exercise Price in respect of the Warrant Units being purchased and (iii) delivery to the Company of the Form of Subscription attached hereto (or a reasonable facsimile thereof) completed and duly executed by the Holder The Exercise Price may be paid in cash, by wire transfer to an account specified in advance by the Company or by certified or bank cashier’s check.

(b) Net Exercise. This Warrant may also be exercised by the Holder, in whole or in part, during the Warrant Exercise Period by (i) the surrender of this Warrant, properly endorsed, at the principal office of the Company and (ii) delivery to the Company of the Form of Subscription attached hereto (or a reasonable facsimile thereof) completed and duly executed by the Holder and indicating that this Warrant is being net exercised, in which case the Company shall issue to the Holder such number of Warrant Units as is computed using the following formula:

X = Y * (A – B)
A

where: X = the number of Warrant Units to be issued to the Holder pursuant to this Section 2(b);

Y	= the number of Warrant Units covered by this Warrant in respect of which the net issue election is made pursuant to this Section 2(b);

A	= the Fair Market Value of one Warrant Unit; and

B	= the Exercise Price in effect under this Warrant at the time such net exercise is made pursuant to this Section 2(b).

(c) Effective Time of Exercise. Each exercise of this Warrant shall be deemed to have been effected, and the Person entitled to receive the Warrant Units for which this Warrant is exercised shall be treated for all purposes as the holder of record of such Warrant Units, immediately prior to the close of business on the Business Day on which (i) this Warrant was surrendered to the Company, (ii) if such exercise is made for cash pursuant to Section 2(a), the Company received payment of the Exercise Price in respect of the Warrant Units being purchased and (iii) the Company received the Form of Subscription attached hereto (or a reasonable facsimile thereof), all as provided in this Section 2.

(d) Delivery of Warrant Units and Remainder of Unexercised Warrant. In the event of any exercise of this Warrant, certificates for the Warrant Units for which this Warrant is exercised will be delivered at the Company’s expense to the Holder within five (5) Business Days after this Warrant is exercised, and unless this Warrant has expired, a new warrant containing identical terms and conditions as contained in this Warrant representing the number of Warrant Units, if any, with respect to which this Warrant was not exercised shall also be issued to the Holder at such time.

(e) Fractional Units. No fractional Warrant Units will be issued in connection with any exercise hereunder, but in lieu of such fractional Warrant Units, the Company shall make a cash payment to the Holder in an amount equal to the Fair Market Value of such fractional Warrant Units.

3. Structural Anti-Dilution Adjustments. The Exercise Price and the number of Warrant Units as to which this Warrant may be exercised are subject to adjustment from time to time, as provided in this Section 3.

(a) Adjustment Events. If the Company (i) fixes a record date for any distribution on its Units other than a Quarterly Distribution (as defined in the LLC Agreement), (ii) forward splits or subdivides its outstanding Units into a greater number of Units, (iii) reverse splits or combines its outstanding Units into a smaller number of Units, (iv) issues new Units below Fair Market Value, (v) effects a Pro Rata Repurchase or (vi) reclassifies or otherwise changes the Units into the same or a different number of securities of any other class or classes of securities of the Company (each of the events described in (i)-(vi), an “Adjustment Event”) then (x) this Warrant will become exercisable for the aggregate number and kind of Warrant Units that the Holder would have owned immediately following such record date (in the case of a distribution) or action if this Warrant had been exercised immediately prior to such record date (in the case of a distribution) or action, and the number of Warrant Units as to which this Warrant may be exercised immediately prior to such record date (in the case of a distribution) or action shall be proportionately adjusted on an equitable basis and (y) the Exercise Price in effect immediately prior to such record date (in the case of a distribution) or action shall be proportionately adjusted on an equitable basis, assuming for purposes of determining the adjustment to the Warrant Units under this Section 3(a) that the aggregate number of Warrant Units for which this Warrant and all warrants issued pursuant to this Warrant are exercisable should equal that number necessary to maintain that percentage of the Units on a fully-diluted basis that the Warrant Units under this Warrant and all warrants issued pursuant to this Warrant represented immediately prior to the Adjustment Event. Adjustments shall be made successively whenever any event listed above shall occur.

(b) Effective Time of Adjustment. An adjustment made pursuant to Section 3(a) shall become effective at the close of business on the record date (in the case of a distribution) or on the effective date of another action referred to in Section 3(a); provided that, in the event that such distribution is not made, the number of Warrant Units or other property for which this Warrant may be exercised and the Exercise Price shall be readjusted, effective as of the date when the Board determines in Good Faith not to make such distribution, to reverse the effect of the applicable adjustment made pursuant to Section 3(a).

(c) When De Minimis Adjustments May Be Deferred. No adjustment in the number of Warrant Units as to which this Warrant may be exercised or the Exercise Price need be made until cumulative adjustments would require an increase or decrease of at least 0.5% in the number of Warrant Units as to which this Warrant may be exercised or the Exercise Price then in effect. Any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment.

(d) Rounding. All calculations under this Section 3 shall be made to the nearest 1/10,000th of a cent or to the nearest 1/100th of a Unit, as the case may be.

(e) No Impairment. The Company shall not, by amendment of its certificate of incorporation, bylaws or other organizational documents, or through a reorganization, transfer of assets, consolidation, merger, dissolution, issue, or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Warrant by the Company, but shall at all times in good faith assist in carrying out all of the provisions of this Section 3 and in taking all such action as may be necessary or appropriate to protect the Holder’s rights under this Section 3 against impairment.

4. Change of Control. In the event of any Change of Control, the Holder shall be entitled and obligated to transfer this Warrant to the acquirer or surviving entity (which, for the sake of clarity, may be the Company or Vantiv) in such Change of Control (the “Acquirer”), and the Acquirer, as a condition to the consummation of such Change of Control transaction, shall be obligated to purchase this Warrant from the Holder, in each case, at an aggregate purchase price equal to the product of (a) the number of Units for which this Warrant is exercisable immediately before such Change of Control, multiplied by (b) the difference, if positive, between (i) the price paid per Unit to the holders of Units (or in the case of Change of Control of Vantiv, the price paid per share of Class A Common Stock) in such Change of Control (as determined based upon the Fair Market Value of the consideration paid, directly or indirectly), minus (ii) the Exercise Price; it being understood that the Holder shall receive the foregoing payment in the same form of consideration (and in the same proportion) as the consideration received by the holders of the Units (or in the case of a Change of Control of Vantiv, the shares of Class A Common Stock), in such Change of Control; it being further understood that if the holders of the Units (or in the case of a Change of Control of Vantiv, shares of Class A Common Stock) have the option to receive all or any of their portion of their consideration in cash or other property, the Holder shall have the same option. Notwithstanding the foregoing, at the election of the Acquirer, the Acquirer may require that the Holder transfer this Warrant to Vantiv or a subsidiary of Vantiv in connection with the Change of Control for the same per Unit consideration received by the holders of the Units (or in the case of a Change of Control of Vantiv, for the same per share consideration received by the holders of the shares of Class A Common Stock) for each Warrant Unit then issuable under this Warrant pursuant to Section 1. In the event that in any Change of Control the difference between the price paid per Unit or share of Class A Common Stock, as applicable, in such Change of Control minus the Exercise Price is less than or equal to zero, this Warrant shall automatically expire and terminate, and shall no longer be exercisable, immediately after the consummation of such Change of Control. The Acquirer shall be entitled to assign its rights to purchase this Warrant so long as such assignment does not adversely affect the Holder; provided that Acquirer shall not be relieved of its obligations hereunder by virtue of such assignment; and provided further that if the stock of Acquirer represents a portion of the purchase price then the Holder shall still receive stock of the Acquirer as provided above despite such assignment.

5. Notice of Adjustments and Certain Actions. If (a) (i) the Company proposes to take any action that would require an adjustment pursuant to Section 3 to the Exercise Price and/or the number of Warrant Units as to which this Warrant may be exercised or (ii) an event has occurred that would require the Exercise Price and/or the number of Warrant Units as to which this Warrant may be exercised to be adjusted pursuant to Section 3, (b) there is a proposal for any liquidation or dissolution of Vantiv, the Company, Opco or a significant Subsidiary or (c) the Company or Vantiv proposes to enter into a Change of Control, then, in any such case, the Company shall (x) promptly deliver to the Holder a notice in accordance with Section 12 stating the proposed record date for, or the date of the occurrence of, such event and, in the case of clause (a), the proposed adjustment to the Exercise Price and/or the number of Warrant Units as to which this Warrant may be exercised, showing in reasonable detail the facts upon which such adjustment is based, and (y) file such notice at the principal office of the Company. In addition, promptly upon request of the Holder following any adjustment pursuant to Section 3 to the number of Warrant Units as to which this Warrant may be exercised and/or the Exercise Price, the Company shall deliver to the Holder a new warrant evidencing such adjustments in substitution and replacement for this Warrant and otherwise containing identical terms and conditions as those contained in this Warrant. In connection with a Change of Control, the Company shall deliver a notice in accordance with Section 12 within the earlier of five (5) days following the execution of the agreement with respect to such Change of Control and ten (10) days before the proposed date upon which the contemplated Change of Control is to be effected, indicating in such notice the date of execution of such agreement or such proposed effective date, as applicable, the amount and types of consideration to be paid for Units or shares of Class A Common Stock, as applicable, in the Change of Control, any election with respect to types of consideration that a holder of Units or shares of Class A Common Stock, as applicable, shall be entitled to make in connection with the Change of Control and the percentage of total Units or shares of Class A Common Stock, as applicable, to be transferred to the Acquirer in the Change of Control. In addition, promptly upon request of the Holder following any Transfer or termination of the Warrant in part but not in whole pursuant to Sections 4, 6(a) or 6(b), the Company shall deliver to the Holder a new warrant evidencing the remaining portion of the

Warrant that was neither Transferred nor terminated, in substitution and replacement for this Warrant and otherwise containing identical terms and conditions as those contained in this Warrant, subject to any adjustment to the provisions of the Warrant made pursuant to Section 3.

6. Transferability of Warrant.

(a) Mechanics of Transfers. The Company shall maintain a registry showing the name and address of the Holder as the registered holder of this Warrant. Subject to satisfaction of the conditions set forth in this Section 6, this Warrant and all rights hereunder are transferable, in whole or in part, on the books of the Company to be maintained for such purpose, upon (i) the surrender of this Warrant, properly endorsed, at the principal office of the Company and (ii) delivery to the Company of the Form of Assignment attached hereto (or a reasonable facsimile thereof) completed and duly executed by the Holder. Upon such surrender and delivery, the Company shall promptly (i) make, execute and deliver a new warrant or warrants containing identical terms and conditions as contained in this Warrant other than the name(s) of any assignee(s) and the number of Warrant Units represented thereby in the name(s) of the assignee(s) and in the denominations specified in such instrument of assignment, and (ii) make, execute and deliver to the Holder a new warrant representing the number of Warrant Units that were not Transferred and otherwise containing identical terms and conditions as those contained in this Warrant. Upon such deliveries by the Company, this Warrant shall be canceled.

(b) Transfer Restrictions. Before an IPO, the Holder may Transfer all or any part of this Warrant, in each case, upon five (5) days’ prior written notice to the Company, only to:

(i) a transferee that concurrently acquires a pro rata portion of Class B Units (based on the Class B Units being Transferred by such Holder and its Permitted Affiliates (as defined below) to such transferee in relation to all Class B Units held by the Holder and its Affiliates as of the Closing Date) in accordance with the LLC Agreement; or

(ii) any of the following Persons: (A) (I) any Person who is a direct or indirect wholly-owned subsidiary of the Holder, (II) any Person who owns, directly or indirectly, one hundred percent (100%) of the equity interests of the Holder prior to such Transfer or (III) any Person that is directly or indirectly wholly owned by a Person who owns, directly or indirectly, one hundred percent (100%) of the equity interests of the Holder prior to such Transfer (any such Person in clauses (I), (II) or (III), a “Permitted Affiliate”); provided that, if at any time such transferee ceases to be a Permitted Affiliate of the Holder, such transferee shall immediately (and, in any event, no later than three (3) Business Days thereafter) Transfer the portion of this Warrant that it holds (in whole but not in part) to a Person that is a Permitted Affiliate of the Holder or to the Holder itself; or (B) any Person, in the event that, as a result of any change in applicable law or the scope of business activities in which the Company and the Subsidiaries are engaged, ownership by the Holder of this Warrant is no longer legally permissible, as determined reasonably and in good faith by the Holder’s legal counsel (provided such legal counsel is of national reputation and specializes in the legal matters involved in such determination); provided that to the extent the Holder is given a time period during which to divest this Warrant pursuant to this clause (B), the Holder shall use its commercially reasonable efforts to transfer this Warrant to an acquirer, if any at such time, of Class B Units as provided under Section 6(b)(i);

except, in the case of each of clauses (i) and (ii), to the extent any such action would, or would be reasonably likely to, result in a violation of applicable law (as determined by the Company’s outside legal counsel, provided such legal counsel is of national reputation and specializes in the legal matters involved in such determination) or the imposition of material and adverse obligations, limitations or conditions on the Company and the Subsidiaries.

Following an IPO, the Holder may Transfer all or any part of this Warrant without restriction except as set forth in Sections 6(a), (c) and (d).

(c) Tax Matters. Notwithstanding any provision herein to the contrary, no direct or indirect Transfer of this Warrant shall be permitted during the Restricted Period (and for purposes of this Section 6(c) only, a Restricted Period does not terminate upon a Change of Control) if, after giving effect to such Transfer, the Company would have more than one hundred (100) partners (within the meaning of Treasury Regulation Section 1.7704-1(h), including without limitation, Section 1.7704-1(h)(3)), treating (solely for this purpose) each Holder of this Warrant or any new warrant(s) issued pursuant to this Warrant as a partner, and any such Transfer will be void ab initio, unless legal counsel to the Holder (provided such legal counsel is of national reputation and specializes in the legal matters involved in such determination) renders an opinion to the Company that such Transfer will not cause the Company to be treated as a publicly traded partnership within the meaning of Section 7704 of the Code.

(d) Transfer Expenses. If the Holder proposes to Transfer all or any part of this Warrant in accordance with the terms and conditions hereof, then the Holder shall be responsible for all expenses incurred by such Holder in connection with such Transfer and the Company shall be responsible for all expenses incurred by the Company in connection with such Transfer.

(e) Invalid Transfers. Any purported Transfer of this Warrant other than in accordance with the terms of this Warrant shall be null and void ab initio, and the Company shall refuse to recognize any such Transfer for any purpose and shall not reflect in its records any change in record ownership pursuant to any such Transfer.

(f) LLC Agreement. Notwithstanding Section 8.4 of the LLC Agreement, in connection with a proposed Transfer of this Warrant, the Holder may, and the Company shall upon written request and upon receipt of a written confirmation by a proposed transferee to keep the same confidential, provide to such proposed transferee of this Warrant an electronic copy of the LLC Agreement.

7. Registration Rights. Upon issuance of any Warrant Units upon the exercise of this Warrant, a Holder (including any subsequent holders) of such Warrant Units shall have the right, upon execution of a joinder to the Registration Rights Agreement, to include all or any portion of the shares of Class A Common Stock for which such Warrant Units are exchangeable in any Registration Statement (as such term is defined in the Registration Rights Agreement) pursuant to the terms, and subject to the conditions, of the Registration Rights Agreement.

8. No Member Rights. This Warrant shall not entitle the Holder to any voting rights or other rights as a Member of the Company prior to the exercise of this Warrant.

9. Securities Act.

(a) The Holder of this Warrant, by acceptance hereof, acknowledges that neither this Warrant nor the Warrant Units issuable upon exercise of this Warrant have been registered under the Securities Act or any applicable state securities laws. The Holder, by acceptance of this Warrant, represents that it is fully informed as to the applicable limitations upon any distribution or resale of any portion of this Warrant and the Warrant Units under the Securities Act and any applicable state securities laws and agrees not to distribute or resell any portion of this Warrant or any Warrant Units if such distribution or resale would constitute a violation of the Securities Act or any applicable state securities laws or would cause the issuance of this Warrant or the Warrant Units to be in violation of the Securities Act or any applicable state securities laws. Any exercise of this Warrant by the Holder shall constitute a representation by the Holder that the Warrant Units are not being acquired with a view to, or for resale in connection with, any distribution or public offering of such Warrant Units in violation of the Securities Act or any applicable state securities laws.

(b) At all times after the Company has filed a registration statement with the SEC under the Securities Act, the Company covenants that it will use its reasonable best efforts to timely file all reports and other documents required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder to enable such Holder to, if permitted by the terms of this Warrant, sell this Warrant without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 or Regulation S under the Securities Act, as such rules may be amended from time to time, or (ii) any successor rule or regulation hereafter adopted by the SEC. Upon the written request of the Holder or any holder of a warrant issued pursuant to this Warrant, the Company will deliver to such holder a written statement that it has complied with such requirements.

(c) Subject to the provision of documentation as the Company may reasonably request, the Company will replace any legended certificates representing Warrant Units with unlegended certificates promptly upon the request by any Holder of Warrant Units at any time after such Warrant Units are registered under the Securities Act or no longer require an exemption from registration under the Securities Act.

10. Definitions. The following terms shall have the meanings given to them below.

“Acquirer” has the meaning set forth in Section 4.

“Adjustment Event” has the meaning set forth in Section 3(a).

“Advent Blocker” means Advent-Kong Blocker Corp., a corporation organized under the laws of the State of Delaware and currently known as Vantiv.

“Advent Stockholders” means any investment fund affiliates of Advent International Corporation (or any successor) that hold shares of Class A Common Stock.

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with, such Person; it being understood that “control” or any version thereof in this definition shall have the meaning ascribed thereto in Rule 12b-2 under the Exchange Act.

“Board” means the Board of Directors of Vantiv.

“Business Day” means any day of the year other than a Saturday, a Sunday or any other day on which national or state banking institutions in Ohio are required or authorized by law to close.

“Change of Control” means: any (i) merger, consolidation or other business combination of the Company or Vantiv (or any Subsidiary or Subsidiaries that alone or together represent all or substantially all of the Company’s or Vantiv’s consolidated business at that time) or any successor or other entity owning or holding substantially all the assets of the Company or Vantiv and their respective Subsidiaries that results in the Members (in the case of the Company) or the Members and the holders of Class A Common Stock (in the case of Vantiv) immediately before the consummation of such transaction, or a series of related transactions, holding, directly or indirectly, less than fifty percent (50%) of the voting power of the Company or Vantiv (or such Subsidiary or Subsidiaries) or any successor or other entity owning or holding substantially all the assets of the Company or Vantiv and their respective Subsidiaries or the surviving entity thereof, as applicable, immediately following the consummation of such transaction or series of related transactions; it being understood that such ownership shall be evaluated on a combined basis (i.e, on an as converted basis and without regard to any voting power or ownership limitation on FTB and its Affiliates) so that any ownership interest in Vantiv shall be aggregated with any ownership interest in the Company or any other Subsidiary of Vantiv or any such successor; and it being further understood that no Change of Control shall be deemed to occur to the extent the acquirer thereof is any of the Advent Stockholders or their Affiliates or FTB or any of its Affiliates or any Person with whom any of the foregoing has formed a joint venture or has otherwise formed a Group with respect to such Change of Control; (ii) transfer, in one or a series of related transactions, of, (x) with respect to the Company or any successor or other entity owning or holding substantially all the assets of the Company and its Subsidiaries, Units (or other equity interests) representing fifty percent (50%) or more of the voting power of the Company (or such Subsidiary or Subsidiaries) or such successor or other entity, to a Person or Group (other than Vantiv and any of its Subsidiaries, the Advent Stockholders or any of their

Affiliates or FTB or any of its Affiliates or any Person with whom any of the foregoing has formed a joint venture or has otherwise formed a Group with respect to such Change of Control), and (y) with respect to Vantiv or any successor or other entity owning or holding substantially all the assets of Vantiv and its Subsidiaries, shares of Class A Common Stock (or other equity interests) that results in any Person or Group (other than any of Vantiv’s Subsidiaries, the Advent Stockholders or their Affiliates or FTB or its Affiliates or any Person with whom any of the foregoing has formed a joint venture or has otherwise formed a Group with respect to such Change of Control) owning or holding, directly or indirectly, (A) shares of Class A Common Stock entitled to elect a majority of the Board or the board of directors of any such successor or other entity or (B) fifty percent (50%) or more of the shares of Class A Common Stock (or equity interests) of Vantiv (or such Subsidiary or Subsidiaries) or any such successor or other entity; it being understood that such ownership shall be evaluated on a combined basis (i.e., , on an as converted basis) so that any ownership interest in Vantiv shall be aggregated with any ownership interest in the Company or any other Subsidiary of Vantiv or any such successor; or (iii) sale or other disposition in one or a series of related transactions of all or substantially all of the assets of the Company or Vantiv and their respective Subsidiaries; it being understood that no Change of Control shall be deemed to occur to the extent the acquirer of such assets is any of the Advent Stockholders or their Affiliates or FTB or any of its Affiliates or any Person with whom any of the foregoing has formed a joint venture or has otherwise formed a Group with respect to such Change of Control. Notwithstanding anything to the contrary contained herein, for purpose of determining whether a Change of Control has occurred, it shall be assumed that all Class B Units have been exchanged for shares of Class A Common Stock (or equity interests of any successor or other entity owning or holding substantially all the assets of Vantiv and its Subsidiaries) immediately prior to any such merger, consolidation, other business combination or transfer and there is no limitation on the voting power or ownership limitation on FTB and its Affiliates. For the avoidance of doubt, an IPO shall not be deemed to be a Change of Control.

“Chosen Courts” has the meaning set forth in Section 13.

“Class A Common Stock” means the Class A common stock of Vantiv.

“Class A Units” means the Class A Units of the Company or any successor thereto.

“Class B Units” means the Class B Units of the Company or any successor thereto.

“Class C Non-Voting Units” means the Class C Non-Voting Units of the Company or any successor thereto.

“Closing Date” means June 30, 2009.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor statute.

“Commission” means the Securities and Exchange Commission and any successor thereto.

“Company” has the meaning set forth in the Preamble and includes any successor thereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

“Exercise Price” has the meaning set forth in Section 1.

“Expiration Time” means the earlier of (a) immediately after the consummation of a Change of Control in the event the price paid per Unit in such Change of Control minus the Exercise Price is less than or equal to zero, (b) 5:00 p.m., Cincinnati, Ohio time, on the twentieth (20th) anniversary of the Issue Date and (c) 5:00 p.m., Cincinnati, Ohio time, on the sixtieth (60th) day (subject to extension for an additional sixty (60) days in the event of an extended regulatory review) following the date on which the Put Rights (as defined in the First LLC Agreement) are exercised if (i) the closing of the transactions contemplated by Section 6.3(f) of the First LLC Agreement are not consummated or (ii) the payment contemplated by Section 6.3(f) is not made, in either case, within sixty (60) days (subject to extension for an additional sixty (60) days in the event of an extended regulatory review) following the date on which the Put Rights are exercised; provided that, if the right to exercise the Put Right is disputed in good faith pursuant to Section 6.3(f) of the First LLC Agreement, then in such case the Expiration Time shall occur only when and if the dispute is settled in a manner such that the holders of voting capital stock of Advent Blocker did have the right to exercise the Put Rights.

“Fair Market Value” means, with respect to any asset or security, the fair market value of such asset or security, as between a willing buyer and a willing seller not under a compulsion to buy or sell in an arms’-length transaction occurring on the date of the valuation, taking into account the relevant factors, as reasonably determined in Good Faith by the Board at the time of issuance or the entry into the transaction; it being understood that, (i) with respect to a security that is listed on a national securities exchange or quoted on NASDAQ, Fair Market Value shall mean the average of the closing prices of such security over the thirty (30) day period ending one (1) Business Day prior to the date of measurement, and (ii) with respect to a security that is traded over-the-counter, Fair Market Value shall mean the average of the closing bid prices over the thirty (30) day period ending one (1) Business Day prior to the date of measurement.

“First LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, dated as of June 30, 2009.

“FTB” means Fifth Third Bank, a bank chartered under the laws of the State of Ohio.

“Good Faith” means a Person having acted honestly and fairly and in a manner such Person reasonably believed to be in or not opposed to the best interests of the Company (as opposed to the interests of a particular Member), and, with respect to a criminal proceeding, having had no reasonable cause to believe such Person’s conduct was unlawful.

“Group” means “group” (within the meaning of Section 13(d)(3) of the Exchange Act).

“Holder” has the meaning set forth in the Preamble.

“IPO” means the first registered, public offering of shares of Class A Common Stock of Vantiv for cash pursuant to an effective registration statement under the Securities Act, registered on Form S-1 (or any successor form) in which such shares of Class A Common Stock of Vantiv are sold to one or more underwriters on a firm-commitment basis for reoffering to the public.

“Issue Date” means the date set forth in the Preamble.

“LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, dated as of the date hereof, as amended from time to time in accordance with its terms.

“Member” means Advent Blocker, FTB, FTPS Partners, LLC and the Persons listed on Schedule I of the LLC Agreement, and each other Person who is hereafter admitted as a Member in accordance with the terms of the LLC Agreement, but only to the extent such Person has not ceased to be a Member pursuant to Section 6.1 of the LLC Agreement.

“Opco” means Fifth Third Processing Solutions, LLC, a Delaware limited liability company and the Company’s wholly-owned Subsidiary, and any successor thereto.

“Original Holder” means any of Advent Blocker, FTB and FTPS Partners, LLC.

“Permitted Affiliate” has the meaning set forth in Section 6(b)(ii).

“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a joint venture, a Government Entity, a trust or other entity or organization.

“Pro Rata Repurchases” means any purchase of Units by the Company or any Affiliate thereof pursuant to (A) any tender offer or exchange offer subject to Section 13(e) or 14(e) of the Exchange Act or Regulation 14E promulgated thereunder or (B) any other offer available to substantially all holders of Units, in the case of both (A) or (B), whether for cash, Units or other securities of the Company, evidences of indebtedness of the Company or any other Person or any other property, or any combination thereof, effected while this Warrant is outstanding. The “effective date” of a Pro Rata Repurchase shall mean the date of acceptance of shares for purchase or exchange by the Company under any tender or exchange offer that is a Pro Rata Repurchase or the date of purchase with respect to any Pro Rata Purchase that is not a tender or exchange offer.

“Registration Rights Agreement” means the Registration Rights Agreement by and among Vantiv and the stockholders listed on the signature pages thereto, dated as of the date hereof, as amended from time to time in accordance with its terms.

“Restricted Period” means any period with respect to which the Company (or any successor thereto) is treated as a partnership for U.S. federal income tax purposes; provided that the Restricted Period shall terminate upon the earlier of (i) a Change of Control, and (ii) in the event Vantiv is no longer a public company owning the Company, the first registered, public offering of Units of the Company for cash pursuant to an effective registration statement under the Securities Act, registered on Form S-1 (or any successor form) in which such Units are sold to one or more underwriters on a firm-commitment basis for reoffering to the public or conversion of the Company or like transaction (or any Subsidiary or Subsidiaries that alone or together represent all or substantially all of the Company’s consolidated business at that time) in anticipation of such an initial public offering (for the avoidance of doubt, the initial public offering of shares of Class A Common Stock shall not be deemed to constitute the initial public offering described in clause (ii)).

“Securities Act” means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

“Subsidiary” means any Person of which (i) a majority of the outstanding share capital, voting securities or other equity interests are owned, directly or indirectly, by the Company and/or any other Subsidiary or (ii) the Company and/or any other Subsidiary is entitled, directly or indirectly, to appoint a majority of the board of directors or comparable body of such Person.

“Transfer” means, with respect to this Warrant or any Units, (a) when used as a verb, to sell, assign, dispose of, exchange, pledge, encumber, hypothecate or otherwise transfer such Warrant or Units or any participation or interest therein, whether directly or indirectly, or to agree or commit to do any of the foregoing, and (b) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, encumbrance, hypothecation or other transfer of such Warrant or Units or any participation or interest therein, or any agreement or commitment to do any of the foregoing, including in each case through the Transfer of any Person directly holding such Warrant or Units or any direct interest in such Person; it being understood that a Transfer of a controlling interest in any Person holding such Warrant or Units shall be deemed to be a Transfer of such Warrant and all of the Units held by such Person. Notwithstanding anything to the contrary in this Warrant, no Transfer of an interest in any Person which is a public company or which is a limited partner in any investment entity that holds a direct or indirect interest in an Original Holder shall be deemed to constitute a Transfer of this Warrant or any Units held by such Original Holder unless such Original Holder and such Person are acting in concert with respect to such Transfer or such Original Holder, alone or together with its Affiliates or other Persons with whom it is acting in concert, controls such Person.

“Underlying Unit” means, as applicable, (a) prior to, and except in connection with, following such time as Vantiv is no longer a public company owning the Company the first registered, public offering of Units of the Company for cash pursuant to an effective registration statement under the Securities Act, registered on Form S-1 (or any successor form) in which such Units are sold to one or more underwriters on a firm-commitment basis for reoffering to the public and in which the Class B Units (or their equivalent) are offered or the Class B Units are exchangeable for such Units being offered, a Class C Non-Voting Unit, or (b) upon and after the consummation of such an initial public offering in which the Class B Units (or their equivalent) are offered or the Class B Units are exchangeable for such Units being offered, (i) a Class C Non-Voting Unit or (ii) the common stock or other equity securities for which a Class C Non-Voting Unit has been converted or exchanged of a successor corporation or entity into which the Company is merged.

“Unit” means, a Class A Unit, a Class B Unit, a Class C Non-Voting Unit or any other Underlying Unit, as applicable, and “Units” means the Class A Units, the Class B Units, the Class C Non-Voting Units or any other Underlying Units, collectively or separately.

“Vantiv” has the meaning set forth in Section 1 and includes any successor thereof.

“Warrant” has the meaning set forth in the Preamble.

“Warrant Exercise Period” has the meaning set forth in Section 1.

“Warrant Unit” has the meaning set forth in the Preamble.

11. Amendment and Waiver. This Warrant and any provision hereof may be amended only by an instrument in writing signed by the Holder and the Company; provided that if the Company has consented to an amendment of any warrant issued pursuant to this Warrant that is more favorable to the Holder thereof, the Company promptly shall so inform the Holder and such amendment shall apply to this Warrant without further action by the Holder. This Warrant and any provision hereof may only be waived by a writing signed by the party against whom the waiver is to be effective; provided that if the Company has waived any provision of any warrant issued pursuant to this Warrant, the Company promptly shall so inform the Holders and upon request of any Holder shall execute an instrument in writing consenting to a like waiver of such provision with respect to such Holder. Notwithstanding anything to the contrary in this Warrant, in the event that all or any part of this Warrant is Transferred to more than one Holder of record in accordance with Section 6, the consent of FTB (for so long as FTB is a Holder) and the Holders of record of a majority of Units then underlying all outstanding warrants derived from this Warrant shall be required to amend any provisions of such warrants, and any such amendment or waiver shall be binding on, and enforceable against, all such Holders. The failure of any party to enforce any of the provisions of this Warrant shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Warrant in accordance with its terms.

12. Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder or the Company shall be given at the address or email address set forth on the signature pages to this Warrant. Each proper notice shall be effective upon any of the following: (a) personal delivery to the recipient, (b) when telecopied or emailed to the recipient if the telecopy is promptly confirmed by automated or telephone confirmation thereof or if the email is promptly confirmed by email or telephone confirmation thereof, or (c) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid).

13. Descriptive Headings; Governing Law; Selection of Forum; Waiver of Trial by Jury. The descriptive headings of the several paragraphs of this Warrant are inserted for convenience only and do not constitute a part of this Warrant. This Warrant shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York, without reference to the conflicts of laws thereof to the extent such reference would direct a matter to another jurisdiction. Each of the Holder and the Company agrees that it shall bring any action, suit, demand or proceeding (including counterclaims) in respect of any claim arising out of or related to this Warrant, exclusively in the United States District Court for the Southern District of New York or any New York State court, in each case, sitting in New York County (the “Chosen Courts”), and solely in connection with claims arising under this Warrant (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action, suit, demand or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over such party and (iv) agrees that service of process upon such party in any such action, suit, demand or proceeding shall be effective if notice is given in accordance with Section 12. Each of the Holder and the Company irrevocably waives any and all right to trial by jury in any action, suit, demand or proceeding (including counterclaims) arising out of or related to this Warrant.

14. Lost Warrant. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant (which evidence may include an affidavit of loss), and (a) in the case of any such loss, theft or destruction, the posting of a bond in an amount reasonably satisfactory to the Company or execution and delivery of an indemnity agreement in a form reasonably satisfactory to the Company and, (b) in the case of any such mutilation, upon surrender and cancellation of such Warrant, the Company will make, execute and deliver a new Warrant in lieu of the lost, stolen, destroyed or mutilated Warrant.

15. HSR Filings. In the event that as a condition to or in connection with the exercise of this Warrant, the Company is required to make any filing pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as in effect from time to time, and the regulations promulgated thereunder, or any similar law, rule or regulation, the Holder shall reimburse the Company for all filing fees and actual and reasonable attorneys fees and other out of pocket expenses incurred in connection with such filing, and the Company’s obligations hereunder with respect to issuing Warrant Units shall not be effective until any applicable waiting period has expired or consent has been obtained.

[The remainder of this page is left blank intentionally.]

IN WITNESS WHEREOF, the Company has executed this Warrant as of the Issue Date.

VANTIV HOLDING, LLC

By:	/s/ Charles D. Drucker
Name:	Charles D. Drucker
Title:	President and Chief Executive Officer

Address for notice purposes:

c/oVantiv, Inc.
8500 Governor’s Hill Drive
Symmes Township, OH 45249
Attention: General Counsel

With a copy to:

Advent International Corporation
75 State Street
Boston, MA 02109
email: jwestra@adventinternational.com

Acknowledged and agreed as of the Issue Date:

HOLDER:

FIFTH THIRD BANK

By:	/s/ Greg D. Carmichael
Name:	Greg D. Carmichael
Title:	EVP & Chief Operating Officer

By:	/s/ Paul L. Reynolds
Name:	Paul L. Reynolds
Title:	EVP, Secretary & Chief Risk Officer

Address for notice purposes:

38 Fountain Square Plaza
Cincinnati, OH 45263
email: paul.reynolds@53.com

Form of Subscription

To the Company:

The undersigned holder of the attached Warrant (the “Holder”) hereby (check all that apply):

☐	irrevocably elects to purchase for cash Warrant Units for an aggregate Exercise Price of $ , the payment of which amount the Holder is concurrently making to the Company (check all that apply) in cash , by ☐ wire transfer , by certified check ☐ or by any combination of the ☐ foregoing ; and/or ☐

☐	irrevocably surrenders the right to purchase Warrant Units, and a proportionate part of the Warrant and the rights evidenced thereby, in exchange for that number of Warrant Units computed in accordance with the provisions of Section 2(b) of the Warrant; and

requests that such Warrant Units be held (and the related capital contribution be made) in the name of             whose address is             .

The Holder hereby represents (i) that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Warrant Units; (ii) that it can bear the economic risk of its investment in the Warrant Units and can afford to lose its entire investment in the Warrant Units; (iii) that it has been furnished the materials relating to its investment in the Warrant Units which it has reasonably requested in connection with its investment; and (iv) that it is acquiring the Warrant Units for investment and not with a view toward, or for sale in connection with, any distribution thereof in violation of the Securities Act of 1933, as amended (the “Securities Act”) or any applicable state securities laws. The Holder agrees that the Warrant Units may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from the Securities Act and any applicable state securities laws.

The Holder (to the extent not already a party thereto) hereby joins each of the following agreements as if an original party thereto: (i) the Lock-Up Agreement by and among J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters listed in Schedule 1 to the Underwriting Agreement referenced therein, and the stockholders of Vantiv named therein, dated as of March 21, in the capacity of a “stockholder” thereunder, (ii) the Registration Rights Agreement in the capacity of a “Fifth Third Holder” thereunder and (iii) the Exchange Agreement by and among Vantiv, the Company, FTB, FTPS Partners, LLC and such other holders of Class B Units or Class C Non-Voting Units of the Company from time to time party thereto, as amended from time to time in accordance with its terms, in the capacity of a “Holding Unitholder” thereunder.

If the number of Warrant Units purchased is less than all of the Warrant Units evidenced by the Warrant, then the Holder requests that a new warrant representing the remaining Warrant Units subject to the Warrant be issued and delivered to the Holder.

All capitalized terms used but not defined herein shall have the meanings ascribed to those terms in the Warrant.

Dated:
(Signature)

(Address)

Form of Assignment

FOR VALUE RECEIVED, the undersigned holder of the attached Warrant (the “Holder”) hereby sells, assigns and transfers all of the rights of the Holder under that portion of the attached Warrant specified below unto the assignee(s) specified below:

Name of Assignee	Address	No. of Warrant Units Underlying the Warrant Subject to Transfer

Dated:
(Signature)

(Address)

Exhibit H

BENEFICIAL OWNERSHIP OF VANTIV, INC. SECURITIES BY

PAUL L. REYNOLDS AND GREG D. CARMICHAEL

Executive Officer or Director	Beneficial Ownership of Class A common stock of Vantiv, Inc.
Paul L. Reynolds	7,058 shares
Greg D. Carmichael	7,058 shares